UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2024

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

March 18, 2024

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached a copy of the consolidated financial statements of Intercorp Financial Services Inc. (“IFS”) and its subsidiaries, for the fiscal year ended December 31, 2023, including the report of the external independent auditor Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. These financial Statements were approved by IFS’s Board of Directors in its session held on March 18, 2024 and will be submitted for the evaluation and approval of the Annual General Shareholders Meeting to be held on April 1, 2024.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Michela Casassa

Chief financial Officer

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2023 and 2022, together with Independent Auditor’s Report

Content

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Independent Auditor’s Report

To the Shareholders and Board of Directors of Intercorp Financial Services Inc. and Subsidiaries

Opinion

1. We have audited the consolidated financial statements of Intercorp Financial Services Inc. and Subsidiaries (the Group), comprising the consolidated statement of financial position as of December 31, 2023, and the consolidated statement of income, comprehensive income, changes in equity and cash flows for the year then ended; as well as the notes to the financial statements, which include a summary of material accounting policies.

2. In our opinion, the accompanying consolidated financial statements present fairly, in all significant respects, the Group's consolidated financial position as of December 31, 2023, as well as its financial performance and consolidated statement of cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

Basis of the opinion

3. We perform our audit in accordance with the International Standards on Auditing (ISA) approved for application in Peru by the Board of Peruvian Associations of Certified Public Accountants. Our responsibilities under these standards are described in more detail in the Auditor's Responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Accounting Standards Board Code of Ethics for Accountants (IESBA Code) along with ethical requirements that are relevant to our audit of financial statements in Peru, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained provides a sufficient and adequate basis for our opinion.

Key Audit Matters

4. Key audit matters are those matters that, in our professional judgment, were more important in our audit of the financial statements for the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming our opinion thereon; so we do not provide a separate opinion on these matters. Based on the above, below is how each key matter was addressed during our audit.

5. We have fulfilled the responsibilities described in the Auditor's Responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included conducting procedures designed to respond to the risks of material misstatement assessed in the consolidated financial statements. The results of the audit procedures, including the procedures performed to address the matters mentioned below, form the basis for the audit opinion on the accompanying consolidated financial statements.

Key Audit Matter	Audit response
Information Technology (IT) Environment

The Group's activities depend to a large extent on the efficient and continuous operation of information technology systems and technology infrastructures, which encompass a large number of IT applications and systems for the processing of all its operations, accounting records and preparation of its consolidated financial statements. The Group's IT system consists of a set of complex computer applications, essential in the Group's various business operations. IT environment controls include: IT governance, overall IT controls over program development and changes, access to programs and data, and IT operations, therefore, such controls must be designed and operated effectively with the aim of ensuring the integrity of accounting records and accurate financial reports, in this way mitigate the potential risk of fraud or error. As same of importance are executed calculations of systems, other IT application controls, and interfaces between IT systems.

Therefore, we consider the information technology environment as a key matter, given that the reliability and security of IT key systems plays a fundamental role in ensuring the correct treatment of data processing, accounting records and preparation of consolidated financial statements, that is, they depend to a large extent on automated controls over information systems, so, there is a risk that breaches in the IT control environment could result in financial accounting and information records being materially incorrect.

Assisted by our Information Technology specialists, our audit efforts focused on the Group's key systems, carrying out, among others, the following procedures:

-
We evaluated and tested overall IT controls by performing: an understanding of IT governance, reviewing key (including compensatory) controls over application and data access management, application changes and developments, and IT operations.
-
We tested application controls, considering the design and operational effectiveness of critical automated controls to data processing, accounting records and the preparation of the consolidated financial statement. With respect to identified control deficiencies, we tested the design and operational effectiveness of compensation controls.

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Expected loss estimate for loan portfolio

As described in notes 3.4(h)(ii), 6 and 30.1(d) of the consolidated financial statements, the expected loss estimate for the loan portfolio is calculated using an expected credit loss (ECL) model, which determines the losses expected to arise for loans as a result of an increase in risk, from the initial date of the loan or when there is objective evidence of impairment. The estimate ECL is measured: to 12 months; or during the expected life of the credit. ECL considers key elements, such as: probability of default (PD), exposure to default (EAD) and loss from default (LGD); these are based on predictable information about past events, current conditions and forward-looking information. When estimating the expected loss the Group considers three scenarios (optimistic, base and pessimistic), each of these scenarios is associated with different probabilities of default. When relevant, the assessment of these scenarios also incorporates the expectation of recovery of nonperforming loans, including the probability that the loans will be cured, and the value of the warranty or the amount received when selling the asset.

Significant assumptions and judgments with respect to the estimate include (i) determining when a loan has experienced a significant increase in credit risk; (ii) forecasting forward-looking information for multiple economic scenarios and weighting the probability of those scenarios; (iii) the calculation of credit losses of 12 months and over the expected life of the credit agreement; and (iv) the application of the credit expert judgment, specifically for the current El Niño event situation.

Therefore, we consider that the ECL for the loan portfolio is a key audit matter; since changes in assumptions could have a material impact on the calculation of provision; in addition, the determination of accounting figures requires the participation of specialists due to the inherent complexity of models, assumptions, judgments, the prospective nature of key assumptions and the interrelationship of critical variables in measurement.

We gained an understanding, evaluated the design and tested the operational effectiveness of the controls of the provision for loan portfolio ECL estimation process, which included:

-
Evaluation Methodology and criteria established for the calculation according to IFRS standards.
-
Evaluation of the model, premises and significant assumptions established by the Group in the calculation.
-
Identification of deterioration indicators and determination of significant changes in credit risk.
-
Integrity and accuracy of the database in the Group's systems.
-
Calculation of the expected credit loss estimation for loan portfolio.
-
Disclosure in the notes to the consolidated financial statements.
-
We assessed whether the methodology, premises and assumptions used in models estimating ECL are consistent with IFRS requirements and industry standards.
-
We assessed significant changes in trigger the factors of the credit risk, methodology forecasts and compare the Group's forward-looking information with publicly available information from independent sources.
-
We tested the completeness and accuracy of the data used in the calculation of the provision against the source systems and related documentation.
-
We independently tested the calculation of ECL and their respective risk parameters.
-
We evaluated the adequacy of disclosures in the notes to the consolidated financial statements.

In addition, assisted by our specialists, we carried out detailed substantive procedures, which included:

Construction of the discount rate of the liability for insurance contracts corresponding to the pension business of Liability for Remaining Coverage (LRC) under General Model

As described in notes 3.2, 3.4(d), 3.7 and 14 of the consolidated financial statements, the Group has adopted International Financial Reporting Standard 17 “Insurance Contracts” (IFRS 17), which establishes a new accounting framework for the recognition, measurement, presentation and disclosure of insurance contracts issued and reinsurance maintained. The insurance contract liability is a material figure in the consolidated financial statements and amounts to S/12,207,536,000, and its estimate is based mainly on: (i) the determination of the measurement models by business (general model or building-block approach- BBA, variable fee approach - VFA and the simplified model - PPA) and (ii) the definition of the discount rate.

With respect to the portfolio of insurance contract liabilities that includes pensions, life and massive, the key matter is in the determination of the discount rate applied to pension insurance contract business of the remaining coverage (LRC) due to:

We obtained an understanding, evaluated the design and tested the operational effectiveness of the controls of the valuation process in the pensions business of the liability for remaining coverage (LRC) by General Model, which included:

-
Evaluation methodology and criteria established for the calculation according to actuarial methods that are accepted by IFRS 17.
-
Evaluation of the actuarial model, premises and assumptions of general acceptance, established by the Group.
-
Integrity and accuracy of the database used in the Group's information systems to manage, calculate and sensitize of these liabilities.
-
Evaluation of the construction of the rate in the pension business of liability remaining coverage (LRC) for the use of internal and external data.
-
Calculation review of the estimate of valuation of liabilities.
-
Disclosure review in the notes to the consolidated financial statements.

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

- The valuation of said business is carried out using assumptions and actuarial data, which comprise mortality tables and discount rates.

- The Group uses the Matching Adjustment (MA) methodology to construct the discount rate for the subsequent measurement of liabilities by the General Model (BBA), which requires data from various internal and external sources for its construction.

- Any change in the assumptions and data incorporated by the sources could have material effects on the valuation of said liabilities.

- The determination of liabilities under the General Model is complex and requires the participation of actuarial specialists.

In addition, assisted by our actuarial specialists, we performed detailed substantive procedures, including:

-
We evaluated the methodology defined by the Group on actuarial models and assumptions, which are consistent with the application of IFRS including beginning balance.
-
We independently evaluated the model and actuarial assumptions used in the calculation.
-
We evaluated the reasonableness of the assumptions and their adequacy.
-
We tested the completeness and accuracy of the data of the units of account, as well as the variables used in the calculation.
-
We evaluated the appropriate determination of the discount rate used in the calculations.
-
We independently tested the calculation made by the Group.
-
We evaluated the proper movement of liabilities considering changes in actuarial assumptions at the end of the year.
-
We evaluated the sensitivity of changes in certain variables in the determination of these liabilities.
-
We evaluated the adequacy of disclosures in the notes to the consolidated financial statements.

Other matter

6. During the year 2023, Intercorp Financial Services Inc. and Subsidiaries adopted IFRS 17 “Insurance Contracts”. The accounting effects of the application of IFRS 17 are detailed in notes 3.2 and 3.7. The financial statement balances as of and for the year ended December 31, 2022, including the beginning balance as of January 1, 2022, which are presented for comparative purposes, have been restated due to this implementation.

Other information included in the Group's 2023 Annual Report

7. Other information consists of the information included in the Group's Annual Report other than the consolidated financial statements or our audit report thereon. Management is responsible for other information.

8. Our opinion on the consolidated financial statements does not cover other information and we do not express any form of conclusion that provides a degree of assurance thereon.

9. In relation with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, to consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge gained in the audit or otherwise appears to be materially misstated. If, based on the work we have done, we conclude that there is a material error of this other information, we are obliged to report that fact. We have nothing to report in this regard.

Responsibilities of the Group's Management and responsible of the Group's corporate governance in relation to the consolidated financial statements

10. Management is responsible for the preparation and fair presentation of consolidated financial statements in accordance with IFRS, and for the internal control that Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

11. In preparing the consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing as appropriate the matters relating to the going concern and using the going concern basis of accounting, unless Management intends to liquidate the Group or cease operations, or have no other realistic alternative to doing so.

12. Those responsible for the Group's corporate governance are responsible for supervising the Group's financial reporting process.

Auditor's responsibilities in relation to the audit of the consolidated financial statements

13. Our objectives are to obtain reasonable assurance as to whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it does not guarantee that an audit carried out in accordance with ISAs approved for application in Peru will always detect a material misstatement where it exists. Inaccuracies may arise due to fraud or error and are considered material if, individually or cumulatively, they could reasonably be expected to influence the economic decisions users make based on the consolidated financial statements.

14. As part of an audit in accordance with the International Standards on Auditing (ISAs) approved for application in Peru by the Board of Peruvian Associations of Certified Public Accountants, we exercise professional judgment and maintain professional skepticism throughout the audit. Also:

•
We identify and assess the risks of material misstatement in the consolidated financial statements, whether due to fraud or error, design and execute audit procedures that respond to those risks, and obtain audit evidence that is sufficient and appropriate to

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33 provide us a basis for our opinion. The risk of not detecting a material misstatement due to fraud is greater than that resulting from an error, as fraud may involve collusion, falsification, intentional omissions, misrepresentations or overstepping the internal control system.
•
We gained an understanding of the internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
•
We evaluate the adequacy of the accounting policies used, the reasonableness of the accounting estimates and the respective disclosures made by Management.
•
We conclude on the suitability of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether there is material uncertainty related to events or conditions that may raise significant doubts about the Group's ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our audit report to disclosures relating to the consolidated financial statements or, if such disclosures are inadequate to modify our opinion. Conclusions are based on audit evidence obtained to date from our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
We evaluate the general presentation, structure, content of the consolidated financial statements, including disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves a reasonable presentation.
•
We obtained sufficient and adequate audit evidence in relation to the financial information of the entities or business activities that are part of the Group, in order to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and execution of the Group's audit and therefore for our audit opinion.

15. We communicate to the responsible of the Group's corporate governance, among other matters, the planned scope and timing of the audit, the significant findings of the audit, as well as any significant internal control deficiencies identified in the course of the audit.

16. We also provide those responsible of the Group's corporate governance with a statement that we have complied with the applicable ethics requirements in relation to independence and that we have disclosed all relationships and other matters that could reasonably be expected to affect our independence and, where applicable, including the respective safeguards.

17. Among the matters that have been the subject of communication with those responsible of the Group's corporate governance, we determine those that have been of the greatest significance in the audit of the consolidated financial statements for the current period and, therefore, are the key audit matters. We have described such matters in our audit report unless legal or regulatory provisions prohibits public disclosure of the matter or, in extremely rare circumstances, we determine that a matter should not be communicated in our report because it would reasonably be expected that the adverse consequences of doing so would outweigh the public interest benefits of the report.

Lima, Peru,

March 18, 2024

Countersigned by:

/s/ Mónica Padilla

Partner in charge

C.P.C.C. Register No.43105

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2023 and 2022, and as of January 1, 2022

	Note	2023	2022	01.01.2022		Note	2023	2022	01.01.2022
		S/(000)	S/(000)	S/(000)			S/(000)	S/(000)	S/(000)
			Note 3.7	Note 3.7				Note 3.7	Note 3.7
			Restated	Restated				Restated	Restated
Assets					Liabilities and equity
Cash and due from banks	4(a)				Deposits and obligations	11
Non-interest bearing		3,059,226	4,012,293	3,931,419	Non-interest bearing		7,960,318	8,684,678	9,270,255
Interest bearing		6,038,794	8,712,874	12,488,242	Interest bearing		41,227,916	39,846,030	39,627,689
Restricted funds		720,691	468,244	684,804			49,188,234	48,530,708	48,897,944
		9,818,711	13,193,411	17,104,465
					Inter-bank funds	4(e)	119,712	30,012	—
Inter-bank funds	4(e)	524,915	296,119	30,002	Due to banks and correspondents	12	9,025,930	7,100,646	8,522,849
Financial investments	5	26,721,991	22,787,598	24,547,294	Bonds, notes and other obligations	13	5,551,629	7,906,303	8,389,672
Loans, net:	6				Due from customers on acceptances		40,565	45,809	152,423
Loans, net of unearned interest		48,869,807	47,530,853	45,070,500	Insurance and reinsurance contract liabilities	14	12,207,536	11,231,321	12,788,829
Impairment allowance for loans		(2,349,425)	(2,027,855)	(2,064,917)	Other accounts payable, provisions and other liabilities	10	3,407,360	3,129,164	2,468,242
		46,520,382	45,502,998	43,005,583	Deferred Income Tax liability, net	15	75,712	81,899	—
					Total liabilities		79,616,678	78,055,862	81,219,959

					Equity, net	16
					Equity attributable to IFS’s shareholders:
					Capital stock		1,038,017	1,038,017	1,038,017
Investment property	7	1,298,892	1,287,717	1,224,454	Treasury stock		(84,309)	(3,363)	(3,363)
Property, furniture and equipment, net	8	804,832	791,432	815,118	Capital surplus		532,771	532,771	532,771
Due from customers on acceptances		40,565	45,809	152,423	Reserves		6,000,000	6,000,000	5,200,000
Intangibles and goodwill, net	9	1,687,120	1,633,202	1,044,749	Unrealized results, net		(457,793)	(554,421)	(302,477)
Other accounts receivable and other assets, net	10	2,125,148	1,743,963	1,834,483	Retained earnings		2,921,531	2,359,464	2,219,902
Reinsurance contract assets	14	26,287	34,053	53,849			9,950,217	9,372,468	8,684,850
Deferred Income Tax asset, net	15	55,936	165,787	142,367	Non-controlling interest		57,884	53,759	49,978

					Total equity, net		10,008,101	9,426,227	8,734,828

Total assets		89,624,779	87,482,089	89,954,787	Total liabilities and equity, net		89,624,779	87,482,089	89,954,787

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)
			Note 3.7	Note 3.7
			Restated
Interest and similar income	19	7,120,411	5,871,302	4,605,625
Interest and similar expenses	19	(2,592,366)	(1,661,689)	(1,057,937)
Net interest and similar income		4,528,045	4,209,613	3,547,688
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,981,818)	(830,551)	(381,577)
(Loss) recovery due to impairment of financial investments	5(c) and 5(d)	(7,500)	(12,752)	30,898
Net interest and similar income after impairment loss		2,538,727	3,366,310	3,197,009
Fee income from financial services, net	20	1,178,462	1,137,386	823,808
Net gain on foreign exchange transactions		306,431	380,154	423,022
Net gain (loss) on sale of financial investments		6,431	(14,285)	250,626
Net gain (loss) on financial assets at fair value through profit or loss	5(e) and 10(b)	15,181	(308,256)	63,097
Net gain on investment property	7(b)	73,072	84,631	79,399
Other income	21	156,700	400,181	89,498
		1,736,277	1,679,811	1,729,450
Result from insurance activities	22	(178,392)	(252,854)	(272,079)
		(178,392)	(252,854)	(272,079)
Other expenses
Salaries and employee benefits	23	(897,275)	(870,480)	(807,382)
Administrative expenses	24	(1,288,862)	(1,179,788)	(965,505)
Depreciation and amortization	8(a) and 9(a)	(379,038)	(336,226)	(279,690)
Other expenses	21	(184,992)	(240,644)	(210,192)
		(2,750,167)	(2,627,138)	(2,262,769)
Income before translation result and Income Tax		1,346,445	2,166,129	2,391,611
Exchange difference		8,427	(25,478)	(89,320)
Income Tax	15(c)	(275,596)	(462,537)	(502,112)
Net profit for the year		1,079,276	1,678,114	1,800,179
Attributable to:
IFS’s shareholders		1,072,728	1,668,026	1,790,155
Non-controlling interest		6,548	10,088	10,024
		1,079,276	1,678,114	1,800,179
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	25	9.327	14.452	15.510
Weighted average number of outstanding shares (in thousands)	25	115,012	115,418	115,419

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)
			Note 3.7	Note 3.7
			Restated
Net profit for the year		1,079,276	1,678,114	1,800,179
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains (losses) on valuation of equity instruments at fair value through other comprehensive income	16(e)	16,220	(21,924)	146,161
Income Tax	16(e)	(157)	218	(31)
Total gain (loss) unrealized that will not be reclassified to the consolidated statement of income		16,063	(21,706)	146,130
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	1,134,509	(1,833,856)	(2,282,111)
Income Tax	16(e)	(3,645)	8,250	8,404
		1,130,864	(1,825,606)	(2,273,707)
Insurance premiums reserve	16(e)	—	—	1,392,280
Insurance reserves at fair value	16(e)	(970,191)	1,714,334	—
Net movement of cash flow hedges	16(e)	(29,112)	(62,954)	97,943
Income Tax	16(e)	6,336	8,670	(15,696)
		(22,776)	(54,284)	82,247
Translation of foreign operations	16(e)	(21,970)	(50,165)	95,674
Total gain (loss) unrealized to be reclassified to the consolidated statement of income in subsequent periods		115,927	(215,721)	(703,506)
Other comprehensive income for the year		131,990	(237,427)	(557,376)
Total comprehensive income for the year, net of Income Tax		1,211,266	1,440,687	1,242,803
Attributable to:
IFS’s shareholders		1,202,789	1,432,395	1,236,980
Non-controlling interest		8,477	8,292	5,823
		1,211,266	1,440,687	1,242,803

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2023, 2022 and 2021

						Attributable to IFS’s shareholders
									Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income		Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value		Debt instruments at fair value		Insurance premiums reserves		Cash flow hedges reserve		Translation of foreign operations		Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)		S/(000)		S/(000)		S/(000)		S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212		1,667,103		(1,255,845)		(37,108)		165,411		1,303,317	8,908,109	45,840	8,953,949
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,790,155	1,790,155	10,024	1,800,179
Other comprehensive income	—	—	—	—	—	—	145,899		(2,266,729)		1,389,995		81,986		95,674		—	(553,175)	(4,201)	(557,376)
Total comprehensive income	—	—	—	—	—	—	145,899		(2,266,729)		1,389,995		81,986		95,674		1,790,155	1,236,980	5,823	1,242,803
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—		—		—		—		—		(633,853)	(633,853)	—	(633,853)
Purchase of treasury stock, Note 16(b)	—	(5)	—	(594)	—	—	—		—		—		—		—		—	(594)	—	(594)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	-	—	—	—		—		—		—		—		—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	-	—	—	(451,898)		—		—		—		—		451,898	—	—	—
Others	—	—	—	-	—	—	—		—		—		—		—		(6,605)	(6,605)	(10)	(6,615)
Balance as of December 31, 2021, Note 3.7	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)		(599,626)		134,150		44,878		261,085		2,904,912	9,504,037	51,325	9,555,362
Changes due to first adoption of IFRS 17 "Insurance Contract", Note 3.7	—	—	—	—	—	—	—		—		(134,177)		—		—		(685,010)	(819,187)	(1,347)	(820,534)
Balances as of January 1, 2022 - Restated, Note 3.7	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)		(599,626)		(27)		44,878		261,085		2,219,902	8,684,850	49,978	8,734,828
Net profit for the year	—	—	—	—	—	—	—		—		—		—		—		1,668,026	1,668,026	10,088	1,678,114
Other comprehensive income	—	—	—	—	—	—	(21,663)		(1,821,183)		1,711,520		(54,140)		(50,165)		-	(235,631)	(1,796)	(237,427)
Total comprehensive income	—	—	—	—	—	—	(21,663)		(1,821,183)		1,711,520		(54,140)		(50,165)		1,668,026	1,432,395	8,292	1,440,687
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—		—		—		—		—		(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	800,000	—		—		—		—		—		(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—		—		—		—		—		—	—	(4,511)	(4,511)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(16,313)		—		—		—		—		16,313	—	—	—
Others	—	—	—	—	—	—	-		—		—		—		—		6,755	6,755	—	6,755
Balances as of December 31, 2022 - Restated, Note 3.7	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)		(2,420,809)		1,711,493		(9,262)		210,920		2,359,464	9,372,468	53,759	9,426,227
Net profit for the year	—	—	—	—	—	—	—		—		—		—		—		1,072,728	1,072,728	6,548	1,079,276
Other comprehensive income	—	—	—	—	—	—	16,055		1,127,246		(968,599)		(22,671)		(21,970)		—	130,061	1,929	131,990
Total comprehensive income	—	—	—	—	-	—	16,055		1,127,246		(968,599)		(22,671)		(21,970)		1,072,728	1,202,789	8,477	1,211,266
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—		—		—		—		—		(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 16(b)	—	(938)	—	(80,946)	—	—	—		—		—		—		—		—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—		—		—		—		—		—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(33,433)		—		—		—		—		33,433	—	—	—
Others	—	—	—	—	—	—	—		—		—		—		—		(32,306)	(32,306)	(110)	(32,416)
Balance as of December 31, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)		(1,293,563)		742,894		(31,933)		188,950		2,921,531	9,950,217	57,884	10,008,101

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
		Note 3.7	Note 3.7
		Restated
Cash flows from operating activities
Net profit for the year	1,079,276	1,678,114	1,800,179
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,981,818	830,551	381,577
Loss (recovery) due to impairment of financial investments	7,500	12,752	(30,898)
Depreciation and amortization	379,038	336,226	279,690
Provision for sundry risks	4,138	12,661	14,872
Deffered Income Tax	102,244	(442)	205,752
Net (gain) loss on sale of financial investments	(6,431)	14,285	(250,626)
Net (gain) loss of financial assets at fair value through profit or loss	(15,181)	308,256	(63,097)
Net gain for valuation of investment property	(7,111)	(19,146)	(21,969)
Sale of fixed assets	(15,300)	(11,780)	—
Fair value adjustment on the participation held by Interbank in Izipay, Note 1(d)	—	(222,513)	—
Exchange difference	(8,427)	25,478	89,320
Increase in accrued interest receivable	(167,468)	(168,454)	(16,108)
Increase (decrease) in accrued interest payable	194,285	121,324	(63,839)
Net changes in assets and liabilities
Net increase in loan portfolio	(2,883,998)	(3,204,130)	(2,949,964)
Net (increase) decrease in other accounts receivable and other assets	(295,748)	331,287	(199,227)
Net (increase) decrease in restricted funds	(246,775)	225,659	(75,308)
Increase (decrease) in deposits and obligations	503,544	(467,213)	1,893,763
Increase (decrease) in due to banks and correspondents	1,837,830	(1,460,227)	(1,138,320)
Increase in other accounts payable, provisions and other liabilities	558,971	498,321	2,430,391
Income Tax paid	(450,125)	(334,173)	(280,412)
Decrease (increase) of investments at fair value through profit or loss	323,112	481,087	(659,972)
Net cash provided by (used in) operating activities	2,875,192	(1,012,077)	1,345,804

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Consolidated statement of cash flows (continued)

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
		Note 3.7	Note 3.7
		Restated
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(3,120,456)	(857,589)	(1,911,799)
Purchase of property, furniture and equipment	(147,645)	(135,036)	(87,282)
Purchase of intangible assets	(280,388)	(227,270)	(170,528)
Purchase of investment property	(16,903)	(34,760)	(156,892)
Sale of property, furniture and equipment	32,667	54,313	—
Purchase of subsidiaries, net of cash received	—	(193,215)	—
Net cash used in investing activities	(3,532,725)	(1,393,557)	(2,326,501)
Cash flows from financing activities
Dividends paid	(511,788)	(751,532)	(633,853)
Payments of bonds, notes and other obligations	(2,189,040)	(137,900)	(91,000)
Net increase in receivable inter-bank funds	(228,796)	(266,117)	(11,897)
Net increase (decrease) in payable inter-bank funds	91,245	30,482	(30,945)
Purchase of treasury stock, net	(80,946)	—	(594)
Dividend payments to non-controlling interest	(4,776)	(4,174)	(30)
Lease payments	(89,334)	(146,982)	(93,379)
Net cash used in financing activities	(3,013,435)	(1,276,223)	(861,698)
Net decrease in cash and cash equivalents	(3,670,968)	(3,681,857)	(1,842,395)
Translation gain (loss) on cash and cash equivalents	37,403	(26,678)	112,787
Cash and cash equivalents at the beginning of the year	12,707,776	16,416,311	18,145,919
Cash and cash equivalents at the end of the year, Note 3.4(ag)	9,074,211	12,707,776	16,416,311
Supplementary cash flow information:
Cash paid by -
Interest	2,253,881	1,395,673	988,315
Dividends	516,564	755,706	634,181
Income Tax	450,125	334,173	280,412
Cash received from -
Interest	6,905,711	5,620,231	4,483,746
Dividends received	52,215	88,236	108,931
Operations that do not generate cash flow -
Recognition of right-of-use assets	35,901	33,178	31,692
Effect on the participation in Izipay prior to its acquisition, Note 1(d)	—	(222,513)	—

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2023 and 2022

1.
Business activity, current context and acquisition of Subsidiaries
(a)
Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2023, Intercorp Peru holds directly and indirectly 71.44 percent of the issued capital stock of IFS, equivalent to 71.20 percent of the outstanding capital stock of IFS (70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS as of December 31, 2022).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2023 and 2022, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022, see (d).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The consolidated financial statements of IFS and Subsidiaries as of December 31, 2022, and for the year then ended, were approved by the General Shareholders’ Meeting held on March 31, 2023. The consolidated financial statements as of December 31, 2023, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on March 18, 2024, and will be submitted for approval by the General Shareholders’ Meeting that will be held within the deadline established by law.

(b)
Political and social context in Peru –

In December 2022, Pedro Castillo, then President of Peru, attempted to carry out a coup attempt and to establish a State of Exception. Due to this, the Peruvian Congress, through extraordinary session, approved the Pedro Castillo destitution, and designated Dina Boluarte, as a new President of the Republic of Peru. Following the aforementioned, protests and social upheaval erupted in the country.

Considering this situation, the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) issued Official Multiple Letters that stablished measures related to loan rescheduling aimed to facilitate the debt payment of the financial sector’s clients. Also, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans, provided they comply with several requirements. See further detail in Notes 6(h) and 29.1(d.6).

(c)
Pandemic Covid-19 -

In March 2020, the World Health Organization declared Covid-19 a global pandemic, which resulted in several restrictive measures. Since May 2020, the gradual resumption of economic activities began, according to the measures stablished by the Government considering that in the first semester of 2022, the economic activities reached levels before the pandemic. During the Covid-19 pandemic, the Ministry of Economy and Finance (henceforth “MEF”, by its Spanish acronym), Central Reserve Bank of Peru (henceforth “BCRP”, by its Spanish acronym) and the SBS issued several resolutions aimed to alleviate the impacts of the pandemic. These measures are described in further detail in Notes 6(h), 29.1(d.5) and 29.1(d.6).

(d)
Acquisition of Procesos de Medios de Pago S.A. and Subsidiary Izipay S.A.C. (“Izipay”)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay's capital stock, thus completing the 100 percent of its capital stock. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

As a result of the acquisition and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000, recorded in September 2022 and presented in the caption "Other income” of the consolidated statement of income, see note 21. The expenses associated with the acquisition of approximately S/381,000 were presented in the caption “Administrative expenses” of the consolidated statement of income. The fair values of the assets and liabilities of the acquired entities as of March 31, 2022, the date closest to the takeover, are presented below:

Fair value of the acquired entities
S/(000)
Assets -
Cash	119,432
Trade accounts receivable and other receivables	178,982
Inventory	13,600
Deferred assets	102,687
Property, furniture and equipment, Note 8(a)	83,486
Right-of-use assets, Note 8(a)	6,593
Intangibles, Note 9(a)	331,421
Deferred income tax asset	11,014
Other assets	3,903

Liabilities -
Financial obligations	26,251
Trade accounts payable and other payables	319,456
Deferred income	25,190
Lease liability	6,593
Other liabilities	223
Deferred income tax liability, Note 15(a)	86,541
Total identifiable net assets at fair value	386,864
Goodwill, Note 9(a)	238,429
Fair value of acquired entities	625,293

The net cash flow incurred as a result of the acquisition is presented below:

S/(000)
Total price paid	312,647
Cash of acquired companies	(119,432)
193,215

Since the date of its acquisition until December 31, 2022, Izipay contributed to the Group with consolidated revenues of S/595,360,000 and consolidated net income of S/41,075,000. If the acquisition had taken place at the beginning of the year 2022, they would have contributed with consolidated revenues of S/754,284,000 and consolidated net income of S/51,182,000.

2.
Subsidiaries

IFS’s Subsidiaries are the following:

(a)
Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the SBS to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2023, Interbank had 153 offices (164 offices as of December 31, 2022). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.

Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2023 and 2022, amounted to S/85,272,000 and S/93,994,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)
Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2023 and 2022, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2023 and 2022, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d)
Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017; Note 9(b). In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of December 31, 2023 and 2022, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock .

(e)
San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f)
IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g)
Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) -

Both companies were acquired in April 2022, as detailed in Note 1(d). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As indicated in Note 1(d), in April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since this time, Izipay consolidates its financial information together with IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2023 and 2022, in accordance with the IFRS. Additionally, for information on business segments, see Note 27:

	Interbank and Subsidiaries		Interseguro-Note 3.7		Inteligo and Subsidiaries		Izipay
	2023	2022	2023	2022	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	8,598,513	11,052,299	266,311	631,156	844,965	1,457,446	130,149	111,087
Financial Investments	11,964,232	9,586,343	12,776,783	11,295,068	1,855,074	1,698,229	56,459	—
Loans, net	45,004,811	43,725,346	—	—	1,519,659	1,784,343	—	—
Investment property	—	—	1,298,892	1,287,717	—	—	—	—
Total assets	68,437,614	66,977,277	14,741,746	13,636,383	4,374,266	5,102,598	1,196,049	902,610
Deposits and obligations	46,053,607	44,597,855	—	—	3,311,719	4,098,842	—	—
Due to banks and correspondents	8,669,331	6,726,595	215,560	308,164	84,004	53,937	61,024	18,584
Bonds, notes and other obligations	4,253,188	6,571,539	244,599	251,524	—	—	—	—
Insurance contract liabilities	—	—	12,068,741	11,092,526	—	—	—	—
Total liabilities	60,380,895	59,498,433	13,709,303	12,665,533	3,453,408	4,208,369	946,660	686,292
Equity attributable to IFS’s shareholders	8,056,719	7,478,844	1,032,443	970,850	920,858	894,229	249,389	216,318
Consolidated statement of income -
Net interest and similar income	3,712,220	3,297,436	778,649	861,964	85,556	104,810	4,348	300
(Loss) recovery due to impairment on loans, net of recoveries	(1,981,988)	(832,919)	—	—	170	2,368	—	—
Recovery (loss) due to impairment of financial investments	15	(732)	(7,858)	(26)	347	(11,981)	—	—
Net gain of investment property	—	—	7,111	19,146	—	—	—	—
Fee income from financial services, net	813,279	797,711	(13,431)	(7,160)	146,223	163,325	345,583	258,728
Result from insurance activities, before expenses	—	—	(178,379)	(252,854)	—	—	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	856,149	1,374,121	359,550	320,457	36,180	(141,395)	33,069	41,074

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

3.
Significant accounting policies
3.1.
Basis of presentation -

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by International Accounting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with the IFRS requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in the notes to the consolidated financial statements; see Note 3.6.

3.2.
Adoption of new standards and disclosures -

In these consolidated financial statements, the Group has adopted for the first time the International Financial Reporting Standard 17 “Insurance Contracts” (henceforth “IFRS 17”), effective for periods beginning on or after January 1, 2023. Other standards, interpretations or amendments are also adopted for the first time in 2023, but as of December 31, 2023, they did not have a significant impact on the Group’s consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

- First time adoption of IFRS 17 “Insurance Contracts”

IFRS 17 replaces International Financial Reporting Standard 4 “Insurance Contracts” (henceforth “IFRS 4”) for annual periods beginning on or after January 1, 2023.

As permitted by IFRS 17, the Group reformulated the comparative information of the period 2022 for insurance contracts within the scope of IFRS 17. However, the comparative information of the period 2021 is presented within the scope of IFRS 4 and is not comparable to the information presented in the period 2022. The differences arising due to the adoption of IFRS 17 have been recognized directly in retained earnings as of January 1, 2022, and are disclosed in Note 3.7.

The nature of changes in the accounting policies is presented below:

(a) Classification and measurement –

The adoption of IFRS 17 has not changed the classification of the Group’s insurance contracts. However, it establishes specific principles for the recognition and measurement of insurance contracts held by the Group.

The key principles of IFRS 17 consider that the Group:

-Identifies insurance contracts as those under which the entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

-Recognizes and separates in insurance contracts investment components (financial derivatives) and goods or services components from insurance services and records them according to other standards.

-Divides insurance contracts into groups that it recognizes and measures:

•At the risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”) that incorporates all available information on cash flows in a manner consistent with observable market information.

Plus:

•An amount representing the unearned profit in the group of contracts (the contractual service margin, or “CSM”).

-Recognizes profit on a group of insurance contracts during each period in which the Group provides insurance contract services, as the Group is relieved of risk. If a group of contracts is expected to be onerous (i.e., generate losses) during the remaining coverage period, the Group recognizes the loss immediately.

(b) Changes in disclosures –

The differences between IFRS 17 and IFRS 4 are presented in Note 3.7, together with the transition disclosures. The detailed qualitative and quantitative information of the valuation of insurance contract groups, such as assumptions and inputs used, are presented in Notes 3.4(d.1) and 3.7.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	Amendments to IAS 8 “Accounting policies, changes in estimates and errors”: Definition of Accounting Estimates

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments had no impact on the Group’s consolidated financial statements.

-	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2: Disclosure of Accounting Policies

The amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements” provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments did not have a substantial impact on the Group’s disclosures of accounting policies, and did not have an impact on the measurement, recognition, or presentation of any items in the Group’s consolidated financial statements.

-	Amendments to IAS 12 “Income Taxes”: Deferred Tax related to assets and Liabilities arising from a single transaction

The amendments to IAS 12 “Income Tax” narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments had no impact on the Group’s consolidated financial statements.

-	Amendments to IAS 12 “Income Taxes”: International Tax Reform – Pillar Two Model Rules

The amendments to IAS 12 “Income Taxes” have been introduced in response to the OECD’s Base erosion and profit shifting (BEPS) Pillar Two rules and include:

• A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

• Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

In Group Management’s opinion, the amendments had no impact on the consolidated financial statements due to, as of December 31, 2023, and as of the date of this report, the standard has not been adopted in the jurisdictions in which the companies of the Group operate. The Group will monitor the adoption of said standard.

3.3.
Basis of consolidation -

The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).

For consolidation accounting purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

-	Exposure, or rights, to variable returns from its involvement with the investee; and

-	The ability to use its power over the investee to affect its returns.

Generally, it is presumed that a majority of voting rights entitles to control. To support this presumption and when the Group has less than the majority of votes or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee;

-	Rights arising from other contractual arrangements; and

-	The Group’s voting rights and potential voting rights.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary. Assets, liabilities, income and expenses of a acquired or disposed subsidiary during the year are included in the consolidated financial statements from the date the Group acquired control until the date the Group ceases the control of the subsidiary.

Profit and loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Group’s parent Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statement of Subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are totally eliminated on consolidation.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(ac).

3.4.
Summary of material accounting policies -
(a)
Foreign currency translation -

Functional and presentation currency:

The Group has determined that its functional and presentation currency is the Sol, because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles; in addition, it corresponds to the functional currency to most of the Subsidiaries; except for Inteligo Bank, whose functional currency is the US Dollar.

Because Inteligo Bank has a functional currency different from the Sol, its balances were translated for consolidation purposes using the methodology established by IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

-	Assets and liabilities at the closing rate at the date of each consolidated statement of financial position.

-	Income and expenses, at the average exchange rate for each month.

As a result of the translation, the Group has recorded the difference in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of other comprehensive income.

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

(b)
Interest income -

(b.1)	Effective interest rate method -

Under IFRS 9, interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interest measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.

The EIR (and therefore, the amortised cost of the financial asset) is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also considers the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR, and the adjustment is recorded as a positive or negative adjustment of the carrying amount of the financial asset in the consolidated statement of financial position with an increase or decrease in Interest revenue.

For floating-rate financial instruments, periodic re-estimation of cash flows to reflect the movements in the market rates of interest also alters the effective interest rate, but when instruments were initially recognized at an amount equal to the principal, re-estimating the future interest payments does not significantly affect the carrying amount of the asset or the liability.

(b.2)	Interest income and similar -

The Group calculates the interest income by applying the EIR to the gross carrying amount of non-impaired financial assets.

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(h)), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 30.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.

For purchased or originated credit-impaired (POCI) assets, as established in Note 30.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.

The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented under the caption “Net gain of financial assets at fair value through profit or loss” of the consolidated statement of income.

(c)
Banking services commissions -

The Group earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income are recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services.

The performance obligations, as well as the timing of their satisfaction, are identified and determined at the inception of the contract. The Group’s income from contracts do not typically include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally due immediately upon satisfaction of a service provided at a point in time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

The fees included in the caption “Fees for banking services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period of time.

Fee income where performance obligations are satisfied over a period of time include, among others, collection services, funds management, memberships, fees for contingent loans and credit card insurance. Likewise, fee income where performance obligations are satisfied at a specific time include, among others, banking service fees, brokerage and custody services, and credit card fees.

Below is the main income from contracts with customers that are recognized in the consolidated statement of financial position:

-

Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only requires the passing of time for the consideration payment). This income is measured at amortized cost and is subject to impairment specifications under IFRS 9.

-

Deferred income from commissions for letters of guarantee included in the caption “Other accounts payable, provisions and other liabilities”, represent the Group’s obligation to render services to a customer, from whom the Group has received a consideration (or a due amount). A liability for unearned fees and commissions is recognized when the payment is made or when the payment is due (whichever happens first). Unearned fees and commissions are recognized as income when the Group renders the service.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
Insurance contracts –

(d.1) Accounting policies for insurance activities (Policy applicable from January 1, 2023)

(d.1.1) Insurance contracts -

(d.1.1.1) Initial recognition -

IFS recognizes, under IFRS 17, a group of insurance contracts when the first of the following events occurs:

- The beginning of the coverage period of the group of contracts,

- The date when the first payment from a policyholder in the group is due, or

- For a group of onerous contracts.

At initial recognition, the company shall measure a group of insurance contracts by the total of:

- The fulfillment cash flows, which comprise:

-Estimates of the future cash flows.

-An adjustment to reflect the time value of money and the financial risks related to the future cash flows, to the extent that the financial risks are not included in the estimates of the future cash flows.

-A risk adjustment for the non-financial risk.

-The contractual service margin (“CSM”).

The book value at the end of period of a group of insurance contracts shall be the sum of:

-The liability for remaining coverage, which comprises:

-The fulfillment of cash flows related to future services

-The contractual service margin or CSM

-The adjustment rate at market value

-The claims incurred liability, which comprises the fulfillment cash flows related to future services.

(d.1.1.2) Levels of aggregation -

Insurance contract portfolios- The first level of aggregation for insurance contracts consists of determining the portfolio. An insurance portfolio shall be composed by a group of contracts subject to similar risks and managed jointly.

The Group has deemed that the following factors are relevant when defining the insurance portfolios in effect:

-Typology of products and their differentiated management, separating the products by pensions, life, and massive, and below them, based on the specific covered risks: savings, risk, annuities, and accidents, among others. There are not separations of risks within the same contract because they are jointly managed.

-Contract limits: differentiating in equal contracts or shorter than one year and longer than four years.

-Individual or collective insurances.

-Policy currency: differentiating between policies denominated in different currencies. Currently, the currencies considered are the Sol, the US Dollar, and Sol VAC.

-Funeral (in currency VAC): a different portfolio shall be considered because it is understood that its risk management is different from the management of the main risk of the product Annuity (SPP and Private). This criterion shall only be applicable to funeral VAC of the pensions (SPP and Private).

-The assessment based on the indicated attributes shall continue to be performed for the new products that may be designed and marketed in the future.

Cohorts (unit of account) -

The second level of aggregation is the cohort level, whereby the Group shall not include in the same group contracts issued more than one year apart. Contract issued between January 1 and December 31 of each year shall be included within each cohort for each portfolio.

Grouping by onerosity -

The last grouping level that the Group applies is in function of the expected profitability level or the onerosity at the moment of the contract issuance. Given that the standard requires at least three groups,

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

the Group foresees that the products by level of profitability or onerosity will be grouped into two main groups:

-Groups of onerous contracts.

-Groups of non-onerous contracts: Include contracts with low probability of becoming onerous and the remaining non-onerous contracts at initial recognition.

The Group has defined a ratio to differentiate these groups. In this sense, even though it is foreseen that there will be two groups by profitability level, the groups that will eventually be determined will depend on the compliance of the ratio on the predetermined threshold.

(d.1.1.3) Valuation methods -

The Group applies the following valuation methods in the measurement of insurance contracts:

-Building Block Approach (“BBA”). This method will be applied by default to insurance contracts unless there exist conditions to apply any of the other two methods.

-Two BBA variants. The first one will be applied compulsorily if the conditions for it are met, and the second one will be applied optionally if conditions are met:

- Variable Fee Approach (“VFA”)

- Premium Allocation Approach (“PAA”)

The application of one or the other method affects the measurement of the liability for remaining coverage (“LRC”) because the liability for incurred claims (“LIC”) will be valued according to the BBA method.

Building Block Approach (BBA) -

This method is applied to contracts with coverage periods longer than one year and whose liability flows do not depend on underlying elements. IFS measures a group of insurance contracts (unit of account) by the total of fulfillment cash flows and the CSM. Following are the elements details of said component group:

-Fulfillment Cash Flows (“FCF”): the fulfillment cash flows are comprised of the following elements:

-Estimation of future cash flows: Weighted estimation by the probability of future cash outflows occurrence minus the future cash inflows from the fulfillment of the contract. It is necessary to consider solely the cash flows that are within the limits of the insurance contract and the attributable acquisition expenses must be included.

The Group revises the estimations performed in the preceding valuation period and updates them so that they reflect the conditions at the valuation date, and that the changes made to the estimation represent the modifications of the period’s conditions.

Discount effect: IFRS 17 establishes that the fulfillment cash flows shall be adjusted to reflect the time value of money and the financial risks related to the future cash flows. The estimation of cash flows and the inclusion of the discount effect may result in the best estimate liability (“BEL”). In the discount rate estimation procedure, observable market values are used; for pensions contracts, the Matching Adjustment Discount Rate is mainly used and for individual life contracts, the Risk Free Rate USA is mainly used.

-Risk Adjustment (“RA”): Represents the compensation that an entity requires to bear the non-financial risk that arises from the uncertainty over the cash flows regarding their amount and the moment of payment of the future cash flows, and it shall be calculated in an explicit and separated manner from the cash flows. Likewise, the risk adjustment also reflects the risk aversion degree and the diversification degrees that the entity includes to determine the compensation to bear said non-financial risks.

-CSM: Represents the expected profit from the insurance contracts, which shall be recognized in income of the entity as the service is rendered in the future, instead of recognizing it at its estimation moment.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The release of the CSM throughout the contract’s life shall be made in a systematic manner and consistently with the rendering of the service provided by insurance contract in the future.

Variable Fee Approach (VFA) –

The VFA valuation method is intended for insurance contracts with a direct component participation of the insured (the valuation risk is that of the insured) whereby at initial recognition the following conditions are met:

- The contractual terms specify that the policyholder takes part in a clearly identified set of underlying elements;

- The entity expects to pay the policyholder an amount equal to a substantial part of the profitability at fair value (market value) of the underlying elements; and

- The entity expects that a substantial part of any change in the amounts payable to the policyholder varies with the change in fair value of the underlying elements.

The VFA method has the following characteristics:

- In the CSM, market interest is credited.

- In the CSM the difference in the value of the funds of the underlying asset's funds is adjusted.

- The other components remain the same as the BBA method.

Premium Allocation Approach (PAA) -

The PAA valuation method is a simplification of the general method and its application is optional. The entity shall only apply the simplified method to contracts if one of the following criteria is met:

- If said simplification results in a liability for remaining coverage that does not materially differ from that generated by the general method; or

- The coverage period of the group of contracts is one year or shorter. The criterion that defines the one-year period must be determined according to the contract limits.

To assign the appropriate valuation method to the insurance contracts issued, the Group has assessed the valuation requirements under each method, as well as the minimum criteria and possible approaches for the eligibility of the PAA method and the VFA method. Following are the valuation methods assigned to each product:

- Life: BBA, PAA or VFA, depending on the characteristics and evaluation of the contract

- Pensions: BBA

- Massive: BBA or PAA, depending on the characteristics and evaluation of the contract

(d.1.1.4) Accounts receivable from insurance activities -

Accounts receivable from insurance activities of the Group are initially recognized when they are enforceable and are measured at the fair value of the compensation received or receivable. Therefore, at initial recognition, insurance receivables are measured at amortized cost. The book value of insurance receivables is

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

subject to impairment when events or circumstances indicate that the book value cannot be recoverable; the impairment loss is recorded in the consolidated statement of income.

(d.1.2) Reinsurance -

(d.1.2.1) Classification of reinsurance contracts -

The Group deems that all reinsurance contracts are within the scope of the Standard because all underlying contracts comply with the requirements to be classified as insurance contracts. It should be noted that the Group does not have any facultative reinsurance contracts.

(d.1.2.2) Levels of aggregation -

Contracts portfolio -

The first level that the Standard establishes for the grouping of reinsurance contracts consists of the determination of portfolios.

The Group will determine the insurance portfolios considering similar risks that are jointly managed. The Company has deemed that the following factors are relevant when defining the reinsurance portfolios in effect:

-Typology of products and their differentiated management, separating in all cases the proportional reinsurance contracts and the non- proportional reinsurance contracts, and below them, based on the specific covered risks: credit life, “Vida Ley”, accidents, Individual life, retirement, CAT.

-Contract limits, separating in all cases the annual and multi-year reinsurance contracts.

-Materiality criteria, i.e., when there are individual contracts that do not comply with the previously described conditions to be grouped, the Group will have the possibility of grouping them as long as they are run-off isolated contracts with little relevance to the Company.

-The assessment based on the indicated attributes will continue to be performed for the new products that may be designed and marketed in the future.

Cohorts -

The second grouping level is the cohort level, whereby the Group shall not include in the same group contracts issued more than one year apart.

Cohorts are defined as being equal to the calendar year. i.e., within each cohort there shall be included the contracts issued between January 1 and December 31 of each year.

(d.1.2.3) Reinsurance fee -

Fees from reinsurance contracts for ceded premiums are amortized in relation to the validity period of the related insurance contract.

(d.1.3) Exchange difference in insurance contract liabilities -

According to IAS 21, for the purpose of converting insurance contracts in foreign currency into the functional currency of the Company, they are treated as a monetary item. The exchange difference generated by the update of the insurance contract liability shall be included in the statement of income, except for the exchange difference related to the interest rate effect for contracts under BBA method, which shall be recorded in the caption “Other comprehensive income” as is done with the annual movements of the interest rate effect.

(d.1.4) Recognition of income and expenses -

The Group shall recognize income and expenses for the following changes in the book value of the liability for remaining coverage (LRC):

-Income from ordinary insurance activities: for the decrease in the LRC due to the service rendered in the period.

-Expenses of the insurance service: for losses in the groups of onerous contracts, and reversions of these losses.

-Financial expenses and income for insurance activities: for the effect of the time value of money and the financial risk effect.

The Group shall recognize income and expenses for the following changes in the book value of the liability for incurred claims (LIC):

-Expenses of the insurance service: for the increase in liability due to claims and expenses incurred in the period, excluding investment components.

-Expenses of the insurance service: for the subsequent changes in the cash flows from the compliance related to claims and expenses incurred.

-Financial expenses and income for insurance activities: for the effect of the time value of money and the financial risk effect.

(d.1.5) Expenses attributable to the fulfillment of contracts -

Attributable expenses are related to the fulfillment of contracts, directly or indirectly.

Expenses directly and indirectly attributable - The Group classifies expenses directly attributable to those that can be attributable at portfolio level or individual contracts. Indirect expenses are deemed partially attributable if they are necessary for the fulfillment of the insurance contracts, even if they are not directly associated to a portfolio or

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

individual contract. Expenses indirectly attributable must be allocated to groups of contracts by using a systematic and rational method that can be applied in a consistent manner to all expenses with similar characteristics.

Expenses attributable (without considering the acquisition costs attributable) are included in the LRC, being released as income in the statement of income and decreasing the LRC when the service is rendered. At the same time, the expenses of the insurance service are recognized based on the actual expenses incurred.

(d.1.6) Contractual Service Margin (CSM) -

The CSM represents the expected profit from a group of insurance contracts for the services rendered during the coverage period. It is released in the statement of income for each period to reflect the services rendered to the group in that period.

(d.1.6.1) Initial recognition

For the initial recognition of an insurance contract, the Group accounts for the positive balance of the CSM as part of the LRC for the insurance contracts valued by the BBA method and the VFA method.

At initial recognition of a profitable insurance contract, the CSM does not recognize any income (profit). Income (or profit) must only be recognized to the extent that the insurance contract services are rendered. The CSM cannot be negative, any loss at initial moment or subsequent moments must be recognized in the statement of income and recorded as loss component.

(d.1.6.2) Subsequent valuation

Once the initial recognition of the contract is made, the groups of contracts or Units of Account (UoA) are formed considering their onerosity degree at that moment (additionally to the portfolio and the cohort

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

they belong to); therefore, the CSM shall be measured in the subsequent valuations for the group of contracts.

(d.1.7) Loss component -

Analogous to the CSM, the loss component (LC) is the estimated contract loss. The recording of these two concepts has a different temporality: while the CSM is deferred throughout the contract’s life, the LC must be recognized immediately, thus generating an expense in the statement of income once its existence is known.

(d.1.7.1) Determination of the loss component at initial recognition

At initial recognition of a non-profitable insurance contract, the LC must generate an expense in the statement of income once its existence is known.

In the moment at which the existence of an LC is determined, at each subsequent valuation, it shall be necessary to make the following adjustments:

-It shall be allocated exclusively to the LC, until it is reduced to zero.

-It shall be allocated in a systematic manner between the LC and the liability for remaining coverage, excluding the LC (LRC excluding the LC); the changes in the fulfillment cash flows of the LRC.

(d.1.7.2) Subsequent valuation

Once an LC for a group of onerous contracts has been established, the Group distributes the subsequent changes in the fulfillment cash flows between the LC and the LRC, excluding the LC, by making a systematic allocation between both concepts, as applicable, of the amounts related to.

- The release of claims and expenses of the LRC expected cash flows.

- Changes in the risk adjustment (RA) recognized in the income for the period.

- Financial expenses and income for insurance activities.

(d.1.8) Risk Adjustment (RA) -

The RA reflects the compensation that the entity requires for assuming the uncertainty that arises from the non-financial risk, over the amount and the moment of payment of the future cash flows of the liability. Under IFRS 17, the RA is an explicit amount and is independent of the estimations of cash flows and discount.

The Group calculates the RA for the portfolios of life, pensions, and massive insurances with the purpose of quantifying the non-financial risks associated to the insurance contracts and reflecting the uncertainty of the insurance contracts regarding their amount and validity term. However, in the following cases the RI calculation will not be necessary:

-In portfolios whose provision for LRC is valued by the PAA method. The products that are valued by the simplified PAA method do not require an explicit RI calculation.

-In portfolios whose provision for LRC is valued by the VFA method because the insurance component, and thus the non-financial risks component is not material in this typology of product with direct participation of the insured.

(d.2) Accounting policies for insurance activities (Policy applicable before January 1, 2023)

The Group applied to insurance contracts the existing accounting policies prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:



Incurred but not reported claims reserves (IBNR): These reserves were calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.



Technical reserves for life annuities and retirement, disability and survival pensions: The Group used the Peruvian mortality tables SPP-S-2017 and SPP-I-2017 (men and women), published by the SBS through Resolution No. 886-2018 dated March 7, 2018, and set the discount interest rate through the Matching Adjustment method plus an illiquidity premium to discount all the pension cash flows.

Product classification:

Insurance contracts were those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder for a specified uncertain future event (the insured event) that adversely affects the policyholder. As a general guideline, the Group determined whether it had significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts may also transfer a financial risk. When the contract had a financial component and transfers no relevant insurance risk as established by IFRS 4 “Insurance Contracts”, the contract was recorded based on IFRS 9 “Financial Instruments”. These contracts were presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liability with investment component” of the consolidated statement of financial position; see Note 10(a).

Once a contract had been classified as an insurance contract, it remains as an insurance contract for the remainder of its life, even if the insurance risk is reduced significantly during this period, unless all rights and obligations are extinguished or expire.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Life insurance contracts offered by the Group included retirement, disability and survival insurance, annuities and group and individual life. Non-life insurance contracts mainly included SOAT (mandatory individual car accident insurance) and credit card insurance, among others.

Insurance receivables:

Insurance receivables were initially recognized when due and were measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables were measured at amortized cost. As of December 31, 2021, the carrying value of the insurance receivables was similar to their fair value due to their short-term maturity. The carrying value of insurance receivables was reviewed for impairment whenever events or circumstances indicated that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.

Reinsurance:

The Group ceded the insurance risk in the normal course of its operations mainly due to pension fund risks and life insurance risks (individual and group). The reinsurance assets represented balances due and payable by reinsurance companies. Reinsurance was ceded on a proportional basis.

The amounts recoverable from the contracts with reinsurers were estimated consistently with the loss reserve pending settlement or losses settled and with the premiums ceded, associated with policies ceded, in accordance with the clauses established in the related reinsurance contracts.

Reinsurance assets were reviewed for impairment at each date of the consolidated statement of financial position or more frequently when necessary. Impairment arose when there was objective evidence the Group cannot receive all the outstanding amount’s receivable under the contract terms and the event had a reliably measurable impact on the amounts that the Group obtained from the reinsurer. Impairment loss was registered in the consolidated statement of income.

Reinsurance contracts ceded do not released the Group from its obligations to the insured.

The liabilities from reinsurance contracts represented balances due and payable to reinsurance companies. The amounts payable was estimated consistently with the related reinsurance contract.

Premiums and claims were presented as gross amounts for the reinsurance ceded. Reinsurance assets or liabilities were written off when the contractual rights were extinguished, expire, or when the contract was transferred to a third party.

Reinsurance commissions:

The commissions from the reinsurance contracts for premiums ceded were amortized on a straight-line basis over the term of the related insurance contract.

Insurance contract liabilities:

Life insurance contract liabilities were recognized when contracts were entered into.

The technical reserves for retirement, disability and survival insurance and annuities were determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined period, computed on the basis of current mortality and morbidity tables and current discount interest rates.

Individual life technical reserves were determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for group life insurance contracts comprised the provision for unearned premiums and unexpired risks.

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2022, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development was projected into the future. Adjustments to the liabilities at each reporting date were recorded in the consolidated statement of income. The liability was derecognized when the contract expired, was discharged or cancelled.

At each reporting date an assessment was made on whether the recognized life insurance liabilities were sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2021, Management determined that liabilities were sufficient and therefore, it had not recorded any additional life insurance contract liability.

The accounts payable to reinsurers and coinsurers arose from the ceded premiums issued based on the evaluation of the risk assumed and the losses coming from the reinsurance contracts accepted as well as from the clauses executed for the coinsurance received, and were registered in the item “Accounts payable to reinsurers and coinsurers” that was part of the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position.

Income recognition:

Life insurance contracts:

Gross premiums on life insurance were recognized as revenue when due from the policyholder. For single premium products, revenue was recognized on the date when the policy is effective. The net premiums earned included the annual variation of technical reserves.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Property, casualty and group life insurance contracts:

Unearned premiums were those proportions of premiums written in a year that related to periods of risk afterwards the reporting date. Unearned premiums were calculated on a daily pro rata basis. The proportion attributable to subsequent periods was deferred as a provision for unearned premiums.

Recognition of benefits, claims and expenses:

(i)
Gross benefits and claims

Gross benefits and claims for life insurance contracts included the cost of all claims arose during the year, including internal and external claims handling costs that were directly related to the processing and settlement of claims.

Death, survival and disability claims were recorded on the basis of notifications received. Annuities payments were recorded when due.

(ii)
Reinsurance premiums

Reinsurance premiums comprised the total premiums payable for the whole coverage provided by contracts entered into in the period and were recognized at the date at which the policy was effective. Unearned ceded premiums were deferred during the period of the related insurance contract.

(iii)
Reinsurance claims

Reinsurance claims were recognized when the related gross insurance claim was recognized according to the terms of the relevant contract.

(iv)
Acquisition costs

Acquisition costs related to the sale of new policies were recognized when incurred.

(e)
Financial instruments: Initial recognition -

(e.1)	Date of recognition

Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when the funds are transferred to the customers while deposits and obligations are recognized when the funds are received by the Group.

(e.2)	Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or substracted from, this amount. Accounts receivable are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

(e.3)	Day 1 profit or loss

When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique that only uses inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the net trading income. In those cases where fair value is based on models for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized.

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

	Amortized cost, as explained in Note 3.4(f.1).

	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).

	Fair value through profit or loss, as explained in Note 3.4(f.7).

The Group classifies and measures its derivative and trading portfolio at fair value through profit or loss as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at fair value through profit or loss, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2023 and 2022, the Group only presents derivative financial instruments measured in this way.

(f)
Financial assets and liabilities -

Following is the description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -

As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

	The financial asset is held within a business model with the objective to hold financial assets to collect contractual cash flows, and

	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are presented below:

(f.1.1)	Business model assessment -

The Group's business model is assessed at a higher level of aggregated portfolios, and not instrument by instrument, and is based on observable factors such as:

	How the performance of the business model and the financial assets held within that business model are assessed and reported to the entity's key management personnel.

	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group's original expectations, the classification of the remaining financial assets that remain in that business model will not be changed, but incorporates such information when assessing newly purchased financial assets going forward.

(f.1.2)	The SPPI test (Solely payments of principal and interest) -

As a second step of its classification process, the Group assesses the contractual terms to identify whether they meet the SPPI test.

“Principal”, for the purpose of this test, is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements within a lending arrangement are the time value of money and credit risk. To perform the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. In contrast, contractual terms that introduce volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at fair value through profit or loss.

(f.2)	Derivatives recorded at fair value through profit or loss -

A derivative is a financial instrument or other contract with the following three characteristics:



Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the “underlying”).

	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.

	It is settled at a future date.

The Group enters into derivative transactions with various counterparties, such as: interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(j).

(f.2.1)	Embedded derivatives -

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way like a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

Embedded derivatives in financial assets, liabilities and non-financial host contacts, were treated as separate derivatives and recorded at fair value if they met the definition of a derivative (as defined above), their economic characteristics and risks were not closely related to those of the host contract, and the host contract was not itself held for trading or designated at fair value through profit or loss. The embedded derivatives separated from the host contract are carried at fair value in the trading portfolio with changes in the fair value recognized in the consolidated statement of income.

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

As of December 31, 2023 and 2022, the Group does not present embedded derivatives in its financial liabilities needed to be separated from the host contract.

(f.3)	Financial assets or financial liabilities held for trading -

The Group classifies financial assets or financial liabilities as held for trading when they have been purchased or issued primarily for short-term profit making through trading activities or form part of a portfolio of financial instruments that are managed together, for which there is evidence of a recent pattern of short-term profit taking. Held-for-trading assets and liabilities are recorded and measured in the consolidated statement of financial position at fair value. Changes in fair value are recognized in the statement of income. Interest income or expense and dividend are recorded in the statement of income according to the terms of the contract, or when the right to payment has been established. Included in this classification are debt securities, equities and short positions that have been acquired mainly for the purpose of selling them in the short term.

(f.4)	Debt instruments at fair value through other comprehensive income -

The Group applies the category of debt instruments measured at fair value through other comprehensive income when both of the following conditions are met:

	The instrument is held within a business model, the objective of which is achieved by collecting contractual cash flows and selling financial assets.

	The contractual terms of the financial asset meet the SPPI test.

Debt instruments at fair value through other comprehensive income are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at at fair value through other comprehensive income is explained in Note 3.4(h)(iii). When the Group holds more than one investment in the same security, they are deemed to be disposed of on a “first-in first-out” basis. On derecognition, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

(f.5)	Equity instruments at fair value through other comprehensive income -

Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by- instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the asset is sold. Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in other comprehensive income. Equity instruments at at fair value through other comprehensive income are not subject to and impairment assessment.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(f.6)	Financial liabilities -

After initial measurement, financial liabilities, except those measured at fair value through profit or loss; see (f.7), are measured at amortized cost. Amortized cost includes commissions and interest, transaction lost and any other premium or discount. A compound financial instrument which contains both a liability and an equity component is separated at the issue date.

The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further assesses whether the liability component has embedded derivatives that must be accounted for separately.

(f.7)	Financial assets and financial liabilities at fair value through profit or loss -

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument at fair value through profit or loss upon initial recognition when one of the following criteria is met:



The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or



The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or

	The liabilities contain one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

Financial assets and liabilities at fair value through profit or loss are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at fair value through profit or loss due to changes in the Group’s own credit risk. Such changes in fair value are recorded in other comprehensive income and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at fair value through profit or loss is recorded using the contractual interest rate. Dividend income from equity instruments measured at fair value through profit or loss is recorded in profit or loss as “Interest and similar income”; see Note 19, when the right to the collection has been established.

(f.8)	Financial guarantees and letters of credit -

The Group issues financial guarantees, and letters of credit.

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization; and b) an Expected Credit Loss (“ECL”) provision determined as set out in Note 3.4(h)(ii).

The commission received is recognized in the consolidated statement of income in the caption “Fee income from financial services, net” on a straight-line basis over the life of the guarantee.

Letters of credit are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, these contracts are within the scope of the ECL requirements.

The nominal contractual value of financial guarantees and letters of credit, where the loan agreed to be provided is on market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding ECLs are disclosed in Note 6(d).

(f.9)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group's operations and demonstrable to third parties. Consequently, a change in the Group's business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2023 and 2022, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(f.10)	Repurchase agreements -

Securities sold under repurchase agreements on a specified future date are not derecognized from the consolidated statement of financial position since the Group retains substantially all of the risks and rewards inherent to its ownership. Cash received is recognized as an asset with the corresponding obligation to return it, including accrued interest, as a liability, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is recorded as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statement of income.

As of December 31, 2023 and 2022, the Group did not keep any repurchase agreements.

(g)
Modification of financial assets and liabilities -

(g.1)	Modification of financial assets

When the contractual cash flows of a financial asset are renegociated or otherwise modified as a result of commercial restructuring activity rather than due to credit risk and impairment considerations, the Group performs an assessment to determine whether the modifications result in the derecognition of tha financial asset. For financial assets, this assessment is based on qualitative factors.

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

	Change in the loan’s currency.

	Introduction of an equity feature.

	Change in customer's credit risk.

	If the modification is such that the instrument would no longer meet the SPPI criterion.

In addition, the Group evaluates whether there is a material change based on quantitative factors considering whether the present value of the discounted cash flows under the original effective interest rate and the new conditions differs by at least 10 percent from the discounted present value of the remaining cash flows of the original financial asset. This follows an analogy on the orientation of changes in financial liabilities. This method applies to all contractual changes to financial assets, regardless of the reason for the change.

The Group made modifications to its agreements with its customers as permitted by the SBS, through its subsidiary Interbank, and performed an analysis described above. The results derived from this evaluation are recognized in profit or loss in the account "Impact from the modification of contractual cash flows due to the loan rescheduling schemes", in the caption "Interest income and similar", see note 19.

The Group made modifications of its agreements with clients as requested by the SBS and subsequently performed an analysis to assess whether there were cash flows modifications. The amounts resulting from this assessment were recognized as expenses in the impact of the modification of the contractual cash flows due to the rescheduling in the loan payment schemes in Note 19.

(g.2)	Modification of financial liabilities -

When the modification of the terms of an existing financial liability is not judged to be sustancial and, consequently, does not result in derecognition, the amortized cost of the financial liability is recalculated by computing the present value of estimated future contractual cash flows that are discounted at the financial liability's original EIR. Any resulting difference is recognized immediately in profit or loss.

Regarding the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability is larger than ten percent.

(h)
Derecognition of financial assets and liabilities -

(h.1)	Derecognition due to substantial change in terms and conditions -

The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(h.2)	Derecognition other than for substantial modification -

(h.2.1)	Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the financial asset have expired.

The Group has transferred the financial asset if, and only if, either:

-	Has transferred its contractual rights to receive cash flows from the financial asset, or

-	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the 'original asset'), but assumes a contractual obligation to pay those cash flows to one or more entities (the 'eventual recipients'), when all of the following conditions are met:

-	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.
-	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.
-

The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interest earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

A transfer only qualifies for derecognition if either:

-	The Group has transferred substantially all the risks and rewards of the asset, or
-	The Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Group considers that control is transferred if, and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally.

When the Group has neither transferred nor retained substantially all the risks and rewards and has retained control of the asset, the asset continues to be recognized only to the extent of the Group’s continuing involvement, in which case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group retains.

When the continuing involvement takes the form of a guarantee over the transferred asset, the amount of the Group’s continuing involvement will be the lowest between the asset amount and the maximum amount of consideration the Group may be required to pay.

When the continuing involvement takes the form of a written or purchased option (or both) over the transferred asset, the amount of the Group’s continuing involvement will be the amount of the transferred asset that the Group could repurchase. In the case of a written put option on an asset that is measured at fair value, the amount of the Group's continuing involvement will be limited to the lowest between the fair value of the transferred asset and the option exercising Price.

The net loss originated as consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the book value (impairment included) and the amount received.

As of December 31, 2023 and 2022, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

(h.2.2)	Financial liabilities

A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss of the period.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i)
Impairment of financial assets -

(i)
Overview of the expected credit loss principles -

The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guarantee contracts. Equity instruments are not subject to impairment under IFRS 9.

The determination of the expected credit loss is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12-month expected credit loss as described in (ii) below. The policies for determining whether there has been a significant increase in credit risk are set out in Note 29.1(d).

Both lifetime expected credit loss and 12-month expected credit loss are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 29.1(d).

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 29.1(d).

Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and purchased or originated credit impaired financial assets (“POCI”), as described below:

Stage 1: When loans are first recognized, the Group recognizes an allowance based on the 12-month expected credit loss. Stage 1 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a loan has shown a significant increase in credit risk since inception, the Group records an allowance based on the expected credit lossfor rhe entire lifetime of the financial asset. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3: Loans considered credit impaired (as outlined in Note 29.1(d)). The Group records an allowance for the entire lifetime of the financial asset.

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2023 and 2022, the Group has not purchased or originated POCI financial assets.

For financial assets for which the Group has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The Group recognizes a value correction for expected credit losses on the following financial assets:

 Financial assets that are measured at amortized cost.

 Financial assets that are measured at fair value with changes in other comprehensive income if the following two conditions are met:

(i)
The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
(ii)
The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

 Accounts receivable from leases.

 Assets from contracts.

 Financial guarantee contracts.

In this regard, as of December 31, 2023 and 2022, the Group's financial assets subject to a correction for expected credit loss are the following:

 Cash and due from banks.

 Inter-bank funds.

 Financial investments; see Notes 3.4(f), 5 and 30.1(e).

 Loans; see Notes 3.4(f.1), 6 and 30.1(d).

 Due from customers on acceptances.

 Other accounts receivable and other assets.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group assesses periodically impairment alerts derived from factors such as Covid-19, the political and economic context of the country, and the effects of the international conflicts that may affect Peru, with the purpose of timely identifying an increase in the credit loss risk. Thus, for those financial assets other than financial investments and the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

(ii)
Calculation of ECL -

The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are described below, and the key elements are the following:

 PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 29.1(d).

 EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 29.1(d).

 LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 29.1(d).

When estimating the ECLs, the Group considers three scenarios (optimistic, base and pessimistic). Each of these is associated with different PDs, as presented in Note 29.1(d). When is relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will “cure” and the value of collateral or the amount that might be received for selling the asset.

With the exception of credit cards, for which the treatment is separately set out in (iv) below, the maximum period for which the credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

 Stage 1: The provision for credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the reporting date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

 Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of credit losses of this financial instrument will be calculated as the expected credit loss throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but expected credit loss is estimated over the lifetime of the instrument.

 Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the expected credit loss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

It is possible that the inputs and models used to calculate the expected loss do not reflect all the characteristics of the market as of the date of the financial statements. This is why that, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 29.1(d.7).

Financial guarantee contracts

The Group measures each financial guarantee as the highest of the amount initially recognized minus cumulative amortization recognized in the consolidated statement of income, and the ECL provision. For this purpose, the Group estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The deficits are discounted by the risk-adjusted interest rate relevant to the exposure. The ECLs related to financial guarantee contracts are recognized in provisions.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(iii)
Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at fair value through other comprehensive income do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair value. However, the expected losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

(iv)
Credit cards -

The Group calculates the expected losses in a period that reflects the Group's expectations regarding the client's behavior, probability of default and the Group's future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group's expectations, the period during which the Group calculates the expected lifetime losses of this product is 16 months for the periods 2023 and 2022.

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer's credit rating, as explained in Note 29.1(d).

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

(v)
Forward-looking information -

In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2023 and 2022:

	2023	2022
GDP growth		X
Private formal employment	X
Gross capital formation		X
Consumer		X
Real domestic demand	X	X
Real formal salary	X
Real informal salary	X
Real disposable income per capita	X

The inputs and models used, see Note 29.1, for calculating ECLs may not always capture all characteristics of the market at the date of the consolidated financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material. Detailed information about these inputs are provided in Note 29.1(d).

(vi)
Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group's consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected losses, and because of that, it is assessed periodically.

The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected losses are disclosed in Note 29.1(d).

To the extent possible, the Group uses active market data for valuing financial assets held as guarantees. Non-financial guarantees, such as real estate, is valued based on data provided by third parties such as appraisers.

(vii)
Write-offs -

Financial assets are written off only when the Group has stopped pursuing the recovery, at which time the cumulative provision recorded coincides with the total amount of the asset.

(viii)
Refinanced and modified loans -

The Group may make concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of guarantees. Once the terms have been renegotiated, any impairment is measured using the original EIR (as calculated before the modification of terms). It is the Group’s policy to monitor refinanced loans to help ensure that future payments continue to be likely to occur.

A refinanced asset is initially classified into Stage 2 and there will be no clean-up period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(j)
Hedge derivatives -

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive and they are recorded as “Accounts receivables related to derivative financial instruments” under “Other accounts receivable and other assets, net” and as liabilities when they are negative and they are recorded as “Accounts payable related to derivative financial instruments” under “Other accounts payable, provisions and other liabilities” in the consolidated statement of financial position.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities and that meet IFRS 9 criteria, are recognized as hedging accounting.

Derivatives not designated as hedging instruments or that do not qualify for hedging accounting are initially recognized at fair value and are subsequently remeasured at their fair value, which is estimated based on the market exchange rate and interest rate. Gains or losses due to changes in their fair value are recorded in the consolidated statement of income, see Note 3.4(f.2).

In accordance with IFRS 9, to qualify for hedge accounting, all of the following conditions must be met:

(i)
The hedging relationship consists of only hedging instruments and eligible hedged items.
(ii)
At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and the way the entity will assess if the hedging relationship meets the hedge effectiveness requirements.
(iii)
The hedging relationship meets all the following hedge effectiveness requirements:

 There is an economic relationship between the hedged item and the hedging instrument.

 The effect of the credit risk does not dominate the value changes that result from that economic relationship.

 The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

IFRS 9 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. The Group uses derivatives as hedging instruments under cash flow hedges, as detailed in Note 10(b).

For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses is recognized in other comprehensive income for cash flow hedge, and reclassified to income in the same period or periods in which the hedge transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expenses lines in which the related hedged item is reported.

When a hedging instrument expires, is sold, when a hedge no longer meets the criteria for hedge accounting or when the Group re-designates a hedge, the cumulative gain or loss existing in other comprehensive income is kept and recognized in income when the hedged item is ultimately recognized in the consolidated statement of income. When a projected transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated statement of income.

(k)
Leases -

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at contract inception: whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset., even if it is not explicitly specified in the contract in exchange for consideration.

(i)
The Group as a lessee -

The Group, as a lessee, applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

-
Right-of-use assets -

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment loss, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The Group holds as right-of-use assets: land lots, buildings and facilities and furniture and equipment. Land lots do not depreciate; buildings and facilities and furniture and equipment depreciate based on the straight-line method during the lease term and are presented in Note 8 “Property, furniture and equipment, net”, and are subject to impairment.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-
Lease liabilities -

The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Given that this interest rate implicit in the lease agreement is not easily determinable, in the calculation of the present value of the lease payments, the Group uses the rate it applies to its loans. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. Lease liabilities are presented in Note 10 as “Lease liabilities” in the caption “Other accounts payable, provisions and other liabilities”.

The Group performs accounting estimates related to the determination of terms and rates of the lease agreements, as detailed below:

-
Determination of the lease term for lease contracts with renewal and termination options

The Group as a lessee determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation of the leased asset).

-
Estimating the incremental borrowing rate

To determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate - “IBR” to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in Dollars) and sovereign bonds (in Soles), and a credit risk differential, using a spread on the most recent debt issuance.

The Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

(ii)
The Group as a lessor –

As of December 31, 2023 and 2022, the Group holds the following types of leases:

-
Financial leases –

Leases in which the Group substantially transfers all risks and benefits related to the ownership of the asset are classified as financial leases.

Financial leases are recognized as loans at the present value of the installments. The difference between the total value receivable and the present value of the loan is recognized as accrued interest. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return.

As of December 31, 2023 and 2022, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

-
Operating leases –

Leases in which the Group does not substantially transfers all risks and benefits related to the ownership of the asset are classified as operating leases.

Lease revenues obtained from investment properties are recorded using the straight-line method for the contract terms, and they are recorded as a revenue in the consolidated statement of income due to their operative nature, except for contingent lease revenues, which are recorded when realized.

The lease term is the non-cancelable period, together with any other additional period for which a lessee has the option of continuing with the lease, where, at the start date of the lease, Management is reasonably confident that a lessee will exercise such option.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Amounts received from tenants to terminate leases or to compensate impairment of leased facilities are recognized as revenues in the consolidated statement of income when the right to receive them arises.

Service charges, administration expenses and other recoverable expenses paid by the lessees and the revenues resulting from expenses charged to the lessees are recognized in the period in which the compensation becomes an account receivable. Service charges and administration expenses and other receipts are included in the gross revenues from rentals of the related costs, given that Management considers that the Group acts as principal party.

(l)
Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as "Other accounts payable" in the item "Other accounts payable, provisions and other liabilities" of the consolidated statement of financial position. Expenses are provisioned montlhy regardless of the customer’s redemtion of products.

By estimating the selling price independent of the loyalty points, the Group considers the probability of a client will use the cumulated points. The Group updates the estimates of points to be monthly redeemed and any adjustment to the liability balance will be recognized in the caption "Administrative expenses" of the consolidated statement of income.

(m)
Services of purchase-sale of financial investments “principal versus agent”-

The Group has contracts with customers to buy and sell, on their behalf, financial investments on the stock market and over-the-counter market. The Group acts as an agent in these agreements.

When another party participates in the supply of services to their client, the Group determines whether it is a principal or an agent in these transactions when evaluating the nature of its agreement with the client. The Group is a principal and records the revenue by gross amounts if it controls the committed services before transferring to the customer. However, if the Group's role is only to arrange for another entity to provide the services, then the Group is an agent and records the revenues for the net amount it retains for its services as an agent.

(n)
Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without having control over those policies. The considerations taken for determining significant influence are similar to those needed to determine control over Subsidiaries.

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method. The Group’s investments in associates are included in the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see note 10. Gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statement of income.

(o)
Investment property -

Investment property comprises land and buildings (mainly shopping malls, educational institutions and offices) that are not occupied substantially for use in the operations of the Group, nor for sale in the ordinary course of business, but are held primarily to earn rental income and capital appreciation. These buildings are substantially rented and not intended to be sold in the ordinary course of business. Investment property comprises completed property and property under construction or re-development.

The Group measures its investment property at fair value according to the requirements of IAS 40 “Investment Property”, as it has chosen to use the fair value model as its accounting policy.

Investment property is measured initially at cost, including transaction costs, that include transfer taxes, professional fees for legal services and initial leasing commissions to bring the property to the condition necessary to start operating. The carrying amount also includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met.

Properties under construction are measured based on estimates prepared by independent real estate valuation experts, except where such values (e.g. work-in-progress incurred on properties under construction) cannot be readily determined. Accordingly, the work-in-progress incurred on properties under construction is measured at cost until either its fair value becomes reliably measurable or construction is completed (whichever is earlier). Investment property under construction includes the value of land, which is determined by appraisals performed by an accredited appraiser using the price per square meter as a market comparable method.

Subsequent to initial recognition, investment property is recorded at fair value. Gains or losses arising from changes in fair values are included in the caption “Net gain on investment property” of the consolidated statement of income in the year in which they arise.

Fair values are assessed periodically by Management, based on the discounted cash flows that are expected to be obtained from these investments. Fair values of investment properties under construction or investment properties held to operate in the future are assessed by an independent external appraiser, through the application of a recognized valuation model. See Note 7 for details of fair value and related assumptions.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Transfers to or from investment property are made only when a change in the asset’s use exists. If a component of property, furniture and equipment is transferred to an investment property, the Group transfers the net cost of the fixed asset to the caption investment property and subsequently said asset shall be measured at fair value, and the higher value of the investment property shall be recognized as revaluation surplus in the caption “Retained earnings” of the consolidated statement of changes in equity. In the case of a transfer from an investment property to the caption property, furniture and equipment, the reclassified amount corresponds to the fair value of the asset at the date of usage change. The amount recorded in the caption “Retained earnings” of the consolidated statement of changes in equity is recognized in the income of the period as the component of property, furniture and equipment is depreciated; or if said component is disposed, the cumulative balance is recognized directly in the consolidated statement of income.

During 2023, the Group transferred two floors from caption “Investment property” part of the “Orquídeas” building, located in San Isidro, Lima, to caption “Property, furniture and equipment” for S/16,177,000. Additionally, the Group transferred another floor from caption “Property, furniture and equipment “ part of the “Orquídeas” building, located in San Isidro, Lima, to caption “Investment property”, for S/3,984,000 (during 2022, the Group transferred from caption “Property, furniture and equipment “ part of the “Orquídeas and Andres Reyes ” buildings, located in San Isidro, Lima, to caption “Investment property”, for S/9,357,000). During 2021, the Group transferred part of the “Pardo y Aliaga” building, located in San Isidro, Lima, from caption “Property, furniture and equipment” to caption “Investment property”, for S/1,615,000; see Note 7(c).

Investment property is derecognized when it has been disposed or withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset would result in either gains or losses at the retirement or disposal of investment property. Any gains or losses are recognized in the consolidated statement of income of the year of retirement or disposal.

(p)
Property, furniture and equipment, net -

Property, furniture and equipment are stated at historical acquisition cost less residual value, cumulative depreciation and impairment losses, if applicable. The historical acquisition cost includes the expenses that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will result from the use of the acquired property, furniture or equipment.

Land does not depreciate. Depreciation of property, furniture and equipment is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and facilities	40 - 75
Leasehold improvements	5
Furniture and equipment	10
Vehicles	5

An item of property, furniture and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

The residual value of each asset, its useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with current economic benefits and useful life expectations.

(q)
Assets seized through legal actions -

Assets seized through legal actions are recorded in the item “Others” of the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see Note 10; and are recognized at the lower value between the cost or the estimated market value (minus cost to sell), determined from valuations made by independent appraisers. Reductions in book value are recorded in the consolidated statement of income.

(r)
Intangible assets with finite or indefinite useful lives -

Intangible assets with finite or indefinite useful lives are included in the caption “Intangibles and goodwill, net” of the consolidated statement of financial position. Intangibles assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.

Intangibles assets with finite useful lives include costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between 4 and 5 years; see Note 9.

Intangibles assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be sustainable. If not, the charge in usefull life from indefinite to finite is made on a prospective basis.

(s)
Goodwill -

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, if any, over the net identifiable assets acquired and

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

liabilities assumed. If the fair value of net assets acquired is in exceess of the the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If from the reassessment still results in an excess of fair value of net assets aquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any cumulative impairment loss, if any. A goodwill impairment testing is performed on a yearly basis. To perform an impairment testing, goodwill acquired in a business combination is allocated, since the acquisition date, to one of the Group’s cash-generating units (henceforth “CGU”) that are expected to benefit from the business combination, irrespective of whether other assets or liabilities of the acquirer are assigned to those units.

Goodwill impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Where the goodwill has been allocated to the CGU and part of the operation within that unit is dispossed of, the goodwill associated to the dispossed operation is included in the carrying amount of the operation when determining the gain or loss of disposal. Goodwill dispsed in these circumstances is measured based on the relative values of the disposed operation and the withheld portion of the CGU retained.

Goodwill, recorded by the Group; see Note 9(b), arises from the acquisition of Izipay, allocated to the CGU of Payments business unit and, Seguros Sura, allocated to the CGU of the insurance business unit.

(t)
Business combinations -

Business combinations are accounted for using the acquisition method established by IFRS 3 "Business Combinations". The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income, see Note 1(d).

The Group determines that it has acquired a business when the the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical for the capacity to the ability to continue producing outputs , and the inputs acquired include an organized workforce with the necessary skills, knowledge or experience to performe that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without incurring in significant costs, effort or delay in the ability of continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2023 and 2022, there have been no contingencies arising from business combinations.

A business combination between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination. In these transactions, the Group recognizes the assets acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their book values and no commercial credit is recognized as a result of the combination.

(u)
Impairment of non-financial assets -

Property, furniture and equipment,right-of-use assets and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value minus costs to sell, an appropriate valuation model is used.

Intangible assets with indefinite useful lives, including goodwill, are tested for impairment annually to determine if circumstances indicate that the value of the recoverable amount of the asset or a CGU (or group of CGUs) is greater than its

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

carrying amount or recognize an impairment loss. Impairment losses relating to goodwill cannot be reversed in future periods.

(v)
Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(w)
Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

(x)
Provisions -

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

(y)
Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

(z)
Fair value measurement -

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

 On the principal market for the asset or liability; or

 In the absence of a principal market, on the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

When possible, the Group measures the fair value of a financial instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price on an active market, then the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant and observable data and variables, and minimizing the use of unobservable data and variables. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance costs, and the use of discount rates).

Additionally, real estate development risks (such as construction and abandonment) are also taken into account when determining the fair value of the land related to the investment property under construction.

The fair value of investment property in the consolidated statement of financial position must reflect the volatile nature of real estate markets; therefore, Management and its appraisers use their market knowledge and professional criteria and do not depend solely on historical comparable transactions. In this sense, there is a higher degree of uncertainty than when a more active market exists for the estimation of fair value. Significant methods and assumptions used in the estimation of fair value of investment property are detailed in Note 7.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy described below:

 Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

 Level 2 - Valuation techniques for input that is significant to the fair value measurement is directly or indirectly observable.

 Level 3 - Valuation techniques for which data and variables of the lowest significant level to measure fair value are unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of hierarchy of the fair value, as explained above.

Fair values of financial instruments measured at amortized cost are disclosed in Note 31(b).

(aa)
Income Tax -

Income Tax is computed based on the separate financial statement of each Subsidiary.

Deferred Income Tax is accounted for in accordance with IAS 12 “Income Taxes”. In this sense, the deferred Income Tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be in force in the years in which such temporary differences are expected to be recovered or settled. Consequently, the deferred Income Tax has been calculated by applying the rates that are in force; see Note 17(c). The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which each individual entity of the Group expects, at the consolidated statement of financial position dates, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred tax assets can be offset. At each consolidated statement of financial position date, unrecognized deferred assets and the carrying amount of deferred tax assets registered are assessed. A previously unrecognized deferred tax asset is recognized to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable the generation of a sufficient taxable income that allow the application of the tax deferred asset.

According to IAS 12, the deferred Income Tax is determined by applying the Income Tax rate applicable to the retained earnings, recognizing any additional tax on distribution of dividends that may arise on the date when the liability is recognized.

(ab)	Segment information -

IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 27.

(ac)	Fiduciary activities and management of funds -

The Group provides trust management, investment management, advisory and custody services to third parties that result in the holding of assets on their behalf. These assets and the income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group; see Note 31.

Commissions generated from these activities are included in the caption “Fee income from financial services, net” of the consolidated statement of income.

(ad)	Earnings per share -

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2023 and 2022, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ae)	Capital surplus -

It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019. Capital surplus is presented net of expenses incurred in the issuance of shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(af)	Treasury stock -

Shares repurchased are recorded in the shareholders’ equity under treasury stock caption at their purchase price. No loss or gain is recorded in the consolidated statement of income arising from the purchase, sale, issuance or amortization of these instruments. Shares that are subsequently sold are recorded as a reduction in treasury stock, measured at the average price of treasury stock held at such date; and the resulting gain or loss is recorded in the consolidated statement of changes in net equity in the caption “Retained earnings”.

(ag)	Cash and cash equivalents -

Cash presented in the consolidated statement of cash flows includes cash and due from banks balances with original maturities lower than three months, excludes the restricted funds, which are subject to an insignificant risk of changes in value. The cash and cash equivalent item does not include accrued interest.

On the other hand, the cash collateral committed as part of a repurchase agreement is included in the “Cash and due from banks” caption of the consolidated statement of financial position; see Note 4(d).

(ah)	Interest Rate Benchmark Reform -

In recent years, global regulators decided to gradually eliminate LIBOR rates and replace them by an alternative interest rate (risk-free rates). At the end of the period 2022, the Group had exposure to mainly USD-LIBOR rates in the derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS) as well as USD-LIBOR interest-bearing loans. During 2023, the Group managed the transition of all its contracts exposed to the alternative interest rate benchmark Secured Overnight Financial Rate (SOFR). Regarding other interest rate benchmarks, such as EURIBOR, the financial instruments subject to said rate will not need to perform a transition since the rates comply with the strict regulating requirements to qualify as interest rate benchmark.

The exposures that were migrated to other benchmarks included, as mentioned before, commercial loan contracts, liability positions, and derivatives. In the case of commercial loans and liability positions (bonds issued) the new conditions of migration to other benchmark were negotiated or the already existing fallback clauses in the contracts were applied. In the case of derivatives agreed under the framework of the International Swaps and Derivatives Association (ISDA), Interbank signed the ISDA Protocol, which allowed the migration to new benchmarks to follow the standard process defined by said protocol. In the case of derivative contracts agreed outside the ISDA framework, mainly domestic contracts, the transition to the new SOFR benchmark was negotiated one by one.

Also, regarding the derivatives valuation, since June 2023, said valuations ceased to refer to the LIBOR benchmark and became being valued under SOFR rates or equivalents.

Regarding the new exposures, since the beginning of 2023, all new contracts refer to liquid standard risk-free rates (SOFR or similar) or are fixed rates, so that no new exposures are generated on the basis of LIBOR rates.

Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the new interest rate benchmark SOFR.

(ai)	Financial statements as of December 31, 2023 and 2022 –

When necessary, certain amounts from the previous year have been reclassified to make them comparable with the presentation of the current year.

(aj)	Subsequent events -

The events subsequent to the year-end closing that provide additional information about the consolidated financial position of the Group as of the date of the consolidated statement of financial position (adjustment events) are included in the consolidated financial statements. The subsequent events that are important but are not adjustment events are disclosed in the Notes to the consolidated financial statements; see Note 32.

3.5.
Standards issued but not yet effective -

Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

- Amendments to IFRS 16 “Leases”: Lease liability in a sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed.

Amendments are not expected on the Group’s consolidated financial statements.

- Amendments to IAS 1 “Presentation of Financial Statements”: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer a settlement arrangement.
-	That a right to defer must exist at the end of the reporting period.
-	That liability classification unaffected by the likehood that an entity will exercise its deferral right.
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

-
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments - Disclosures: Supplier finance arrangements

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

3.6.
Material accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group's accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill and indefinite-lived intangibles, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax, and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

3.7 Transition disclosures of IFRS 17 –

Transition –

As of January 1, 2022, the Group:

-Has identified, recognized, and measured each group of insurance contracts as if IFRS 17 had always applied.

-Has identified, recognized, and measured assets for insurance acquisition cash flows as if IFRS 17 has always applied. However, no recoverability assessment was performed before the transition date. At transition date, a recoverability assessment was performed and no impairment loss was identified.

-Derecognized any existing balances that would not exist had IFRS 17 always applied.

-Recognized any resulting net difference in equity.

Transition methodology –

The transition approach that the standard considers by default is the full retrospective method, which seeks to identify, recognize, and account for the groups of insurance contracts at the transition date as though the standard had always been in effect, unless it is impracticable; after the assessment of information availability and the application of estimates on this information is done. From the assessment performed, the Group identified that the information availability for the application of the full retrospective method is not possible to obtain until January 1, 2022, for the portfolios valued under the general method (BBA) and the VFA without incurring in significant resource and time costs.

Therefore, the Group decided to apply the transition methodology under Fair Value for all portfolios valued under the BBA general method and the VFA method, which consists of obtaining the amount under which a liability portfolio could be transferred to a third party, said methodology is under the IFRS13 “Fair Value” approach. This amount was compared with the balance of the estimate of technical provisions (Best Estimate Liability – “BEL”) and Risk Adjustment existing at the transition date, and the result was the CSM (Contractual Service Margin) as of said date. Also, it was determined the future benefit provided by the insurance contracts CSM and will be decommitted to the statement of income to the extent that the Group renders its services to the insured. The CSM balance at the date of transition into IFRS 17 was applied retrospectively for the policies in force at said date, mainly for Individual life insurance measured under BBA approach.

Calculation methodology –

The calculation methodology that the Group has applied to determine the Fair Value amount of its portfolios in force as of the date of transition into IFRS 17 is the valuation technique of present value. In this sense, the following calculation components are taken into account:

• An estimation of the future cash flows for the asset or liability subject to valuation.

• The expectations of possible variations in the amount and the cash flows calendar that represent the uncertainty inherent to cash flows.

• The time value of money, represented by the interest rate on risk-free monetary assets that present maturity dates or lives that coincide with the periods covered by the cash flows and do not involve neither uncertainty regarding the calendar nor risk of default for the holder (i.e., risk-free interest rate).

• The price to bear the uncertainty inherent to cash flows (i.e., a risk premium).

• Other factors that market participants may take into account considering the circumstances.

• For a liability, the risk of default related to said liability, including the credit risk of the entity (i.e., the debtor).

The Group applies the discount rate for the valuation of insurance portfolios that are estimated by the BBA general method. Therefore, when the valuation method applicable is the simplified general method (PAA), the interest rates are not applied. In this sense, the interest rate curve that is applied to contracts valued by the BBA general method corresponds to the risk-free interest rate curve (“RFR”) as defined for IFRS 17.

Changes in presentation and disclosure –

The disclosures that the Group makes regarding this standard include the recording of insurance and reinsurance contracts issued and the reinsurance contracts held in the consolidated statement of financial position, presented separately:

- Portfolio of insurance and reinsurance contracts issued that are assets.

- Portfolio of insurance and reinsurance contracts issued that are liabilities.

- Portfolio of reinsurance contracts held that are assets.

- Portfolio of reinsurance contracts held that are liabilities.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Additionally, the descriptions of some captions in the consolidated statement of income and the consolidated statement of other comprehensive income have been significantly modified. Under IFRS 17, it is required the separate presentation of:

- Income from insurance activities.

- Expenses of the insurance service.

- Income or expenses for insurance financing.

- Income or expenses for reinsurance contracts held.

Also, the Group provides with disaggregated qualitative and quantitative information about:

- Recognized amounts in the consolidated financial statements from insurance contracts.

- Significant judgments and changes in said judgments at the application of the standard.

As permitted by IFRS 17, the Group reformulated the comparative information of the period 2022 for insurance contracts within the scope of IFRS 17. However, the comparative information of the period 2021 is presented within the scope of IFRS 4 and is not comparable to the information presented in the period 2022, see note 3.4(d.2).

This table presents the impact of the adoption of IFRS 17 in the consolidated statements of financial position as of January 1, 2022 and December 31, 2022. In addition, it presents the reconciliation between the book values according to IFRS 4 and the balances reported according to IFRS 17:

	As of December 31, 2022				As of January 1, 2022
	IFRS 4	Adjustments for first adoption of IFRS 17	Ref	IFRS 17	IFRS 4	Adjustments for first adoption of IFRS 17	Ref	IFRS 17
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Asset
Cash and due from banks	13,193,411	—		13,193,411	17,104,465	—		17,104,465
Financial investments	22,787,598	—		22,787,598	24,547,294	—		24,547,294
Loans, net	45,502,998	—		45,502,998	43,005,583	—		43,005,583
Intangibles and goodwill, net	1,633,202	—		1,633,202	1,044,749	—		1,044,749
Other accounts receivable and other assets, net	1,778,559	(34,596)	A	1,743,963	1,887,454	(52,971)	A	1,834,483
Reinsurance contract assets	—	34,053	A	34,053	—	53,849	A	53,849
Ohter assets	2,586,864	—		2,586,864	2,364,364	—		2,364,364
Total asset	87,482,632	(543)		87,482,089	89,953,909	878		89, 954,787

Liability
Deposits and obligations	48,530,708	—		48,530,708	48,897,944	—		48,897,944
Due to banks and correspondents	7,100,646	—		7,100,646	8,522,849	—		8,522,849
Bonds, notes and other obligations	7,906,303	—		7,906,303	8,389,672	—		8,389,672
Insurance and reinsurance contract liabilities	10,602,372	628,949	B	11,231,321	11,958,058	830,771	B	12,788,829
Other accounts payable, provisions and other liabilities	3,138,932	(9,768)	B	3,129,164	2,477,601	(9,359)	B	2,468,242
Other liabilities	157,720	—		157,720	152,423	—		152,423
Total liability	77,436,681	619,181		78,055,862	80,398,547	821,412		81,219, 959

Equity, net
Equity attributable to IFS’s shareholders:
Capital stock, net of treasury stock	1,034,654	—		1,034,654	1,034,654	—		1,034,654
Capital surplus and reserves	6,532,771	—		6,532,771	5,732,771	—		5,732,771
Unrealized results, net	(613,280)	58,859	C	(554,421)	(168,300)	(134,177)	C	(302,477)
Retained earnings	3,037,030	(677,566)	D	2,359,464	2,904,912	(685,010)	D	2,219,902
	9,991,175	(618,707)		9,372,468	9,504,037	(819,187)		8,684,850
Non-controlling interest	54,776	(1,017)		53,759	51,325	(1,347)		49,978
Total equity, net	10,045,951	(619,724)		9,426,227	9,555,362	(820,534)		8,734,828
Total liabilities and equity, net	87,482,632	(543)		87,482,089	89,953,909	878		89, 954,787

A. Corresponds to the recording of the insurance contract asset under IFRS 17.

B. Corresponds to the net reversal amount of insurance contract liabilities under IFRS 4 and the recording of the insurance contract liability under IFRS 17.

C. As of January 1, 2022, corresponds to the reversal of other comprehensive income resulting from the difference of the discount rate used to discount the flows of insurance contract liabilities. This practice was used for annuities, retirement and SCTR under IFRS 4. This transition approach is in accordance with the guidelines of IFRS 17. As of December 31, 2022, corresponds to the constitution of the “look-in rate” effect versus the market rate.

D. Corresponds to the impact on retained earnings due to the first adoption of IFRS 17.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

This table presents the conciliation of the main captions in the consolidated statement of income for the year ended December 31, 2022:

	IFRS 4	Adjustments for first adoption of IFRS 17	Ref	IFRS 17
	S/(000)	S/(000)	S/(000)	S/(000)
Interest and similar income	5,871,302			5,871,302
Interest and similar expenses	(1,662,098)	409		(1,661,689)
Net interest and similar income	4,209,204	409		4,209,613
Impairment loss on loans, net of recoveries and financial investments	(843,303)	—		(843,303)
Net interest and similar income after impairment loss	3,365,901	409		3,366,310
Total other income	1,679,832	(21)		1,679,811
Insurance premiums and claims
Net premiums earned	668,197	(668,197)	A	—
Net claims and benefits incurred for life insurance contracts and others	(859,991)	859,991	A	—
Total insurance premiums and claims	(191,794)	191,794		—
Result from insurance activities	—	(252,854)	A	(252,854)
Total other expenses	(2,683,909)	56,771		(2,627,138)
Income before translation result and Income Tax	2,170,030	(3,901)		2166129
Exchange difference	(36,836)	11,358		(25,478)
Income Tax	(462,537)	—		(462,537)

Net profit for the year	1,670,657	7,457		1,678,114

Attributable to:
IFS’s shareholders	1,660,581	7,445		1,668,026
Non-controlling interest	10,076	12		10,088
	1,670,657	7,457		1,678,114
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	14.388			14.452
Weighted average number of outstanding shares (in thousands)	115,418	—		115,418

A. Corresponds to the net reversal amount of insurance premiums and claims for insurance contracts under IFRS 4 and the recording of the result from insurance activities under IFRS 17.

4.
Cash and due from banks and inter-bank funds
(a)
The detail of cash and due from banks is as follows:

	2023	2022
	S/(000)	S/(000)
Cash and clearing (b)	2,248,845	2,865,251
Deposits in the BCRP (b)	5,215,762	6,918,526
Deposits in banks (c)	1,609,604	2,923,999
Total cash and cash equivalent	9,074,211	12,707,776
Accrued interest	23,809	17,391
Restricted funds (d)	720,691	468,244
Total	9,818,711	13,193,411

(b)
In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2023	2022
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	4,593,592	6,055,726
Cash in vaults	2,005,760	2,719,277
Subtotal legal reserve	6,599,352	8,775,003
Non-mandatory reserve
Overnight deposits in BCRP (**)	622,170	762,800
Cash and clearing	243,029	145,903
Term deposits in BCRP (***)	—	100,000
Subtotal non-mandatory reserve	865,199	1,008,703
Cash balances not subject to legal reserve	56	71
Total	7,464,607	9,783,777

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. Starting in February 2022, the rate used is the Secured Overnight Financing Rate (“SOFR”). As of December 31, 2023 and 2022, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 4.86 and 3.79 percent, respectively.

During the years 2023, 2022 and 2021, the Group recognized income for interest related to the excess of the legal reserve, which amounted to S/194,446,000, S/61,302,000 and S/3,000, respectively, and were recorded in the item "Interest on due from banks and inter-bank funds” of the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2023, corresponds to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000) and an overnight deposit in local currency for S/140,000,000, with maturity in the first days of January 2024, which accrued interest an annual interest rate of 5.33 and 4.0 percent, respectively (as of December 31, 2022, it corresponded to an overnight deposit in foreign currency for US$200,000,000, approximately equivalent to S/762,800,000, with maturity in the first days of January 2023 and accrued interest an annual interest rate of 4.39 percent).

During the years 2023, 2022 and 2021, the Group recognized income for interest on overnight deposits, which amounted to S/68,850,000, S/35,874,000 and S/799,000, respectively, and were recorded in the item "Interest on due from banks and inter-bank funds” of the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(***) As of December 31, 2022, corresponded to a term deposit in local currency, matured in the first days of 2023, and accrued interest at an annual interest rate of 7.50 percent.

During the years 2023, 2022 and 2021, the Group recognized interest on time deposits, which amounted to S/36,960,000, S/48,331,000 and S/38,068,000, respectively, and were recorded in the item "Interest on due from banks and inter-bank funds” of the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(c)
Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.
(d)
The Group maintains restricted funds related to:

	2023	2022
	S/(000)	S/(000)
Inter-bank transfers (*)	694,118	431,052
Derivative financial instruments, Note 10(b)(i) and Note 29.1(g.2)	24,725	34,784
Others	1,848	2,408
Total	720,691	468,244

(*) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e)
Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2023, Inter-bank funds assets and liabilities accrue interest at an annual rate of 6.75 percent in local currency and 5.5 in foreign currency (annual rate of 7.50 percent in local currency for Inter-bank funds assets and liabilities, as of December 31, 2022); and do not have specific guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

5.
Financial investments
(a)
This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,912,184	16,716,517
Investments at amortized cost (d)	3,383,014	3,231,139
Investments at fair value through profit or loss (e)	1,556,540	1,932,993
Equity instruments measured at fair value through other comprehensive income (f)	444,878	512,884
Total financial investments	26,296,616	22,393,533
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	334,385	322,425
Investments at amortized cost (d)	90,990	71,640
Total	26,721,991	22,787,598

In the determination of the expected loss for the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through the expert judgment, as it has been in the case of the loan portfolio, see Note 29.1, because the most significant investments held As of December 31, 2023 and 2022 are permanently evaluated by local and international

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

credit-rating agencies, in an individual manner. Said agencies periodically modify the ratings of the issuers in accordance with the risk variation of each of the financial instrument, based on the particular situation of issuers.

(b)
Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2023	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru (**)	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru (***)	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-24	5.60	6.66	—	—
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Treasury Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the United States of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51
Total	22,278,180	108,584	(1,474,580)	20,912,184
Accrued interest				334,385
Total				21,246,569

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2022	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	8,707,969	9,477	(1,143,244)	7,574,202	Jan-23 / Feb-97	1.60	13.26	5.10	13.14
Sovereign Bonds of the Republic of Peru (**)	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Jan-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	44,234	—	(366)	43,868	Mar-23	2.28	2.28	—	—
Treasury Bonds of the United States of America	21,387	—	(3,661)	17,726	Nov-31 / Feb-32	—	—	3.85	3.85
Global Bonds of the United States of Mexico	18,240	—	(2,960)	15,280	Feb-34	—	—	6.06	6.06
Total	19,208,992	11,854	(2,504,329)	16,716,517
Accrued interest				322,425
Total				17,038,942

(*) As of December 31, 2023 and 2022, Inteligo holds corporate bonds from several entities for approximately S/101,215,000 and S/116,603,000, respectively, which guarantee loans with Bank J. Safra Sarasin, see Note 12(d.12).

(**)As of December 31, 2023 and 2022, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/887,454,000 and S/1,047,815,000, respectively, which guarantee loans with the BCRP, see Note 12(b). As of December 31, 2023, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/629,265,000, which guarantee loans with foreign banks, see Note 12(d.1).

(***) As of December 31, 2023, Interbank maintains Negotiable Certificates of Deposits issued by the BCRP for approximately S/785,206,000, which guarantee loans with the BCRP, see Note 12(b).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2023 and 2022. The amounts presented do not consider impairment.

	2023					2022
	Stage 1		Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/ (000)		S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Not impaired
High grade	4,261,926		—	—	4,261,926	2,271,038	—	—	2,271,038
Standard grade	15,898,382		750,179	—	16,648,561	13,499,740	945,321	—	14,445,061
Sub-standard grade	—		—	—	—	—	—	—	—
Impaired
Individual	—	—	—	1,697	1,697	—	—	418	418
Total	20,160,308		750,179	1,697	20,912,184	15,770,778	945,321	418	16,716,517
(c)
The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2023
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	15,770,778	945,321	418	16,716,517
New originated or purchased assets	5,810,766	—	—	5,810,766
Assets matured or derecognized (excluding write-offs)	(2,175,611)	(80,810)	—	(2,256,421)
Change in fair value	783,826	(58,954)	1,289	726,161
Transfers to Stage 1	161,781	(161,781)	—	—
Transfers to Stage 2	(109,392)	109,392	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	(81,840)	(2,989)	(10)	(84,839)
End of year balances	20,160,308	750,179	1,697	20,912,184

	2023
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	10,822	29,600	13,552	53,974
New originated or purchased assets	1,689	—	—	1,689
Assets matured or derecognized (excluding write-offs)	(877)	(116)	—	(993)
Transfers to Stage 1	4,198	(4,198)	—	—
Transfers to Stage 2	(183)	183	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	(4,003)	3,414	—	(589)
Others (*)	(1,739)	9,120	—	7,381
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	(30)	(16)	(370)	(416)
Expected credit loss at the end of the period	9,877	37,987	13,182	61,046

(*) Corresponds mainly to the effects on the expected loss because of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	16,733,281	896,506	—	17,629,787
New originated or purchased assets	3,211,041	—	—	3,211,041
Assets matured or derecognized (excluding write0offs)	(1,939,686)	(10,531)	—	(1,950,217)
Change in fair value	(1,906,272)	(14,416)	(9,210)	(1,929,898)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(88,095)	88,095	—	—
Transfers to Stage 3	(2,162)	(7,805)	9,967	—
Write-offs	—	—	—	—
Foreign exchange effect	(237,329)	(6,528)	(339)	(244,196)
End of year balances	15,770,778	945,321	418	16,716,517

	2022
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,456	31,652	—	41,108
New originated or purchased assets	3,132	—	—	3,132
Assets matured or derecognized (excluding write0offs)	(416)	(46)	—	(462)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(105)	105	—	—
Transfers to Stage 3	(305)	(993)	1,298	—
Effect on the expected credit loss due to the change of the stage during the year	—	3,237	12,311	15,548
Others (*)	(1,186)	(4,282)	—	(5,468)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	246	(73)	(57)	116
Expected credit loss at the end of the period	10,822	29,600	13,552	53,974

(*) Corresponds mainly to the effects on the expected loss because of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

In the determination of the expected loss for the portfolio of financial investments, for the years 2023 and 2022; it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group portfolio investments.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a loss of S/7,500,000 and S/12,752,000 during the year 2023 and 2022, respectively and a reversal of impairment of S/30,898,000 during the year 2021, which are presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

(d)
As of December 31, 2023, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,393,962,000, including accrued interest for an amount of S/86,652,000 (as of December 31, 2022, corresponds to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,304,779,000, including accrued interest for an amount of S/71,640,000). Said investments present low credit risk and the impairment loss is not significant.

As of December 31, 2023, these investments have maturity dates that range from August 2024 to August 2037, have accrued interest at effective annual rates between 4.36 percent and 7.50 percent, and estimated fair value amounting to approximately S/3,277,672,000 (as of December 31, 2022, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.64 percent, and its estimated fair value amounted to approximately S/2,949,507,000).

Additionally, as of December 31, 2023, term deposits mainly issued in Soles are held, for an amount of S/80,042,000, included accrued interest amounting to S/4,338,000. Said investments present low credit risk and the impairment loss is not material. As of December 31, 2023, the maturity of these investments fluctuates between April 2024 and February 2029, have accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounts to approximately S/80,042,000.

During 2023, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, Interbank took part of these public offering and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/482,632,000, generating a loss amounting to S/490,000, which was recorded in the caption “Net gain on sale of financial investments” of the consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank purchased simultaneously other sovereign

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

bonds of the Republic of Peru for approximately S/488,127,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.

As of December 31, 2023 and 2022, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,058,931,000 and S/2,310,536,000, respectively; see Note 12(b).

As of December 31, 2023, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/445,909,000; see Note 12(d.1) and (d.3).

(e)
The composition of financial instruments at fair value through profit or loss is as follows:

	2023	2022
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,169,491	1,517,075
Listed shares	253,203	315,820
Non-listed shares	122,482	74,430
Debt instruments
Negotiable Certificates of Deposits	6,075	—
Corporate, leasing and subordinated bonds	5,289	25,668
Total	1,556,540	1,932,993

As of December 31, 2023 and 2022, investments at fair value through profit or loss include investments held for trading for approximately S/194,033,000 and S/209,549,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,362,507,000 and S/1,723,444,000, respectively.

During the year 2023, the Group recognized losses from valuation of instruments at fair value through profit or loss for approximately S/53,134,000 (during the year 2022 recognized loss for S/303,733,000 and during the year 2021, recognized gains for S/123,372,000), which are part of caption “Net (loss) gain from financial assets at fair value through profit or loss” of the consolidated statement of income.

During the years 2023, 2022 and 2021, the Group has received dividends from these investments for approximately S/8,838,000, S/33,897,000 and S/2,536,000, respectively, which are presented in the caption “Interest and similar income” of the consolidated statement of income.

(f)
The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	2023	2022
	S/(000)	S/(000)
Listed shares (g)	407,636	474,588
Non-listed shares	37,242	38,296
Total	444,878	512,884

As of December 31, 2023 and 2022, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

During the years 2023, 2022 and 2021, the Group received dividends from these investments for approximately S/33,941,000, S/45,031,000 and S/99,200,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(g)
During the year 2023, the Group sold shares of several entities, which were irrevocably designated at fair value through other comprehensive income. The total amount of the sales amounted to S/80,372,000 generating total gains for approximately S/33,433,000 (in 2022, the sales amounted to S/345,791,000, generating total gain for approximately S/16,313,000; in 2021, the sales amounted to S/1,240,052,000, generating total losses for approximately S/180,905,000). In accordance with IFRS 9 and considering the classification of this investment said gains were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

In October 2021, the Group sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), that represented 2.33 percent of its capital stock, which were irrevocably designated at fair value through other comprehensive income. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition date, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(h)
The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost As of December 31, 2023 and 2022 classified by contractual maturity (without including accrued interest):

	2023		2022
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,933,761	—	1,610,691	—
From 3 months to 1 year	2,279,986	634,133	152,533	494,872
From 1 to 3 years	2,347,378	485,590	1,160,014	640,314
From 3 to 5 years	1,660,263	146,633	2,329,056	443,799
From 5 years onwards	12,690,796	2,116,658	11,464,223	1,652,154
Equity instruments (without maturity)	444,878	—	512,884	—
Total	21,357,062	3,383,014	17,229,401	3,231,139

(i)
Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9. As of December 31, 2023 and 2022:

	2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,365	750,179	1,697	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Global Bonds of the United States of Mexico	15,678	—	—	15,678
Others	75,705	—	—	75,705
Total	23,543,322	750,179	1,697	24,295,198

	2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,709,273	864,511	418	7,574,202
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Negotiable Certificates of Deposit issued by the BCRP	43,868	—	—	43,868
Treasury Bonds of the United States of America	17,726	—	—	17,726
Global Bonds of the United States of Mexico	15,280	—	—	15,280
Total	19,001,917	945,321	418	19,947,656

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

6.
Loan, net
(a)
This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)
Direct loans
Loans (*)	35,789,130	35,977,734
Credit cards and other loans (**)	6,023,769	6,239,314
Discounted notes	1,567,411	894,588
Leasing	1,495,290	1,174,542
Factoring	1,244,795	1,011,496
Advances and overdrafts	14,617	38,763
Refinanced loans	461,995	322,941
Past due and under legal collection loans	1,652,151	1,365,972
	48,249,158	47,025,350
Plus (minus)
Accrued interest from performing loans (f)	657,355	527,615
Unearned interest and interest collected in advance	(36,706)	(22,112)
Impairment allowance for loans (d)	(2,349,425)	(2,027,855)
Total direct loans, net	46,520,382	45,502,998
Indirect loans, Note 18(a)	4,743,480	4,487,347

(*) As of December 31, 2023 and 2022, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/504,158,000 and S/1,909,375,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

(**) As of December 31, 2023 and 2022, it includes non-revolving consumer loans related to credit card lines for approximately S/3,149,149,000 and S/3,225,874,000, respectively.

(b)
The classification of the direct loan portfolio is as follows:

	2023	2022
	S/(000)	S/(000)
Commercial loans (c.1)	21,155,476	21,412,126
Consumer loans (c.1)	16,325,460	14,967,799
Mortgage loans (c.1)	9,834,398	9,286,944
Small and micro-business loans (c.1)	933,824	1,358,481
Total	48,249,158	47,025,350

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)
The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2023 and 2022. The amounts presented do not consider impairment.

	2023				2022
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,098,364	1,068,674	—	36,167,038	35,613,991	1,111,421	—	36,725,412
Standard grade	2,832,251	1,510,897	—	4,343,148	4,282,904	835,217	—	5,118,121
Sub-standard grade	1,367,503	1,450,751	—	2,818,254	776,603	940,391	—	1,716,994
Past due but not impaired	1,949,892	1,460,138	—	3,410,030	1,124,557	1,150,139	—	2,274,696
Impaired
Individually	—	—	36,257	36,257	—	—	45,907	45,907
Collectively	—	—	1,474,431	1,474,431	—	—	1,144,220	1,144,220
Total direct loans	41,248,010	5,490,460	1,510,688	48,249,158	41,798,055	4,037,168	1,190,127	47,025,350

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023				2022
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,988,999	457,518	—	4,446,517	3,945,307	402,336	—	4,347,643
Standard grade	32,433	214,806	—	247,239	12,083	39,541	—	51,624
Sub-standard grade	2,823	31,101	—	33,924	2,051	59,953	—	62,004
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	9,330	9,330
Collectively	—	—	9,619	9,619	—	—	16,746	16,746
Total indirect loans	4,024,255	703,425	15,800	4,743,480	3,959,441	501,830	26,076	4,487,347

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2023				2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	14,979,356	855,890	—	15,835,246	16,213,146	914,480	—	17,127,626
Standard grade	1,347,961	1,013,803	—	2,361,764	1,991,637	230,180	—	2,221,817
Sub-standard grade	450,577	314,063	—	764,640	380,679	171,648	—	552,327
Past due but not impaired	1,431,064	364,603	—	1,795,667	704,067	398,185	—	1,102,252
Impaired
Individually	—	—	36,257	36,257	—	—	45,907	45,907
Collectively	—	—	361,902	361,902	—	—	362,197	362,197
Total direct loans	18,208,958	2,548,359	398,159	21,155,476	19,289,529	1,714,493	408,104	21,412,126

	2023				2022
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,475,514	199,501	—	11,675,015	11,331,807	181,066	—	11,512,873
Standard grade	945,060	452,811	—	1,397,871	1,139,837	579,625	—	1,719,462
Sub-standard grade	717,526	755,121	—	1,472,647	60,415	542,841	—	603,256
Past due but not impaired	217,712	829,119	—	1,046,831	153,865	526,042	—	679,907
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	733,096	733,096	—	—	452,301	452,301
Total direct loans	13,355,812	2,236,552	733,096	16,325,460	12,685,924	1,829,574	452,301	14,967,799

	2023				2022
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,093,031	13,283	—	8,106,314	7,490,495	1,033	—	7,491,528
Standard grade	433,968	17,124	—	451,092	667,599	15,411	—	683,010
Sub-standard grade	193,340	348,274	—	541,614	334,967	200,226	—	535,193
Past due but not impaired	261,100	200,873	—	461,973	205,728	132,958	—	338,686
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	273,405	273,405	—	—	238,527	238,527
Total direct loans	8,981,439	579,554	273,405	9,834,398	8,698,789	349,628	238,527	9,286,944

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023				2022
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	550,463	—	—	550,463	578,543	14,842	—	593,385
Standard grade	105,262	27,159	—	132,421	483,831	10,001	—	493,832
Sub-standard grade	6,060	33,293	—	39,353	542	25,676	—	26,218
Past due but not impaired	40,016	65,543	—	105,559	60,897	92,954	—	153,851
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	106,028	106,028	—	—	91,195	91,195
Total direct loans	701,801	125,995	106,028	933,824	1,123,813	143,473	91,195	1,358,481

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	2023				2022
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	41,798,055	4,037,168	1,190,127	47,025,350	40,522,481	2,853,565	1,312,176	44,688,222
New originated or purchased assets	22,372,321	—	—	22,372,321	22,393,323	—	—	22,393,323
Assets matured or derecognized (excluding write-offs)	(14,406,950)	(977,654)	(72,977)	(15,457,581)	(14,636,477)	(1,194,405)	(429,348)	(16,260,230)
Transfers to Stage 1	762,554	(760,269)	(2,285)	—	1,019,478	(1,014,657)	(4,821)	—
Transfers to Stage 2	(4,664,954)	4,706,631	(41,677)	—	(3,131,710)	3,161,335	(29,625)	—
Transfers to Stage 3	(1,235,354)	(1,054,563)	2,289,917	—	(401,017)	(317,282)	718,299	—
Write-offs	—	—	(1,714,968)	(1,714,968)	—	—	(960,918)	(960,918)
Others (*)	(3,217,003)	(449,390)	(131,273)	(3,797,666)	(3,383,889)	575,338	590,017	(2,218,534)
Foreign exchange effect	(160,659)	(11,463)	(6,176)	(178,298)	(584,134)	(26,726)	(5,653)	(616,513)
End of year balances	41,248,010	5,490,460	1,510,688	48,249,158	41,798,055	4,037,168	1,190,127	47,025,350

	2023				2022
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1		Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	608,558	737,286	682,011	2,027,855	956,456		404,881	703,580	2,064,917
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	624,484	—	—	624,484	503,454		—	—	503,454
Assets matured or derecognized (excluding write-offs)	(147,086)	(66,329)	(25,445)	(238,860)	(173,872)		(237,110)	(302,861)	(713,843)
Transfers to Stage 1	106,745	(104,939)	(1,806)	—	166,755		(163,090)	(3,665)	—
Transfers to Stage 2	(327,728)	339,051	(11,323)	—	(259,226)		268,700	(9,474)	—
Transfers to Stage 3	(163,156)	(269,881)	433,037	—	(74,178)		(88,551)	162,729	—
Impact on the expected credit loss for credits that change stage in the year (***)	(90,594)	259,309	1,407,191	1,575,906	(129,388)		176,416	340,244	387,272
Others (**)	(65,775)	(60,358)	163,834	37,701	(382,355)		375,448	666,581	659,674
Total	(63,110)	96,853	1,965,488	1,999,231	(348,810)		331,813	853,554	836,557
Write-offs	—	—	(1,813,670)	(1,813,670)	—	—	—	(1,021,539)	(1,021,539)
Recovery of written–off loans	—	—	138,886	138,886	—	—	—	155,070	155,070
Foreign exchange effect	(206)	(227)	(2,444)	(2,877)	912		592	(8,654)	(7,150)
Expected credit loss at the end of year balances	545,242	833,912	970,271	2,349,425	608,558		737,286	682,011	2,027,855

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic, respectively, uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 29.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2023				2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	47,129	—	—	47,129	33,506	—	—	33,506
Assets derecognized or matured (excluding write-offs)	(26,668)	(10,113)	(2,924)	(39,705)	(18,984)	(37,865)	(92,529)	(149,378)
Transfers to Stage 1	2,920	(2,687)	(233)	—	41,140	(40,152)	(988)	—
Transfers to Stage 2	(27,598)	30,826	(3,228)	—	(15,952)	16,311	(359)	—
Transfers to Stage 3	(10,620)	(16,046)	26,666	—	(6,603)	(48,516)	55,119	—
Impact on the expected credit loss for credits that change stage in the year (**)	(1,988)	7,333	40,748	46,093	(31,403)	4,752	16,864	(9,787)
Others (*)	23,154	8,006	6,579	37,739	(57,822)	91,880	63,218	97,276
Total	6,329	17,319	67,608	91,256	(56,118)	(13,590)	41,325	(28,383)
Write-offs	—	—	(62,960)	(62,960)	—	—	(68,362)	(68,362)
Recovery of written–off loans	—	—	5,189	5,189	—	—	5,942	5,942
Foreign exchange effect	(192)	(160)	(1,751)	(2,103)	718	801	(7,073)	(5,554)
Expected credit loss at end of year	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084

	2023				2022
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	534,005	657,474	430,902	1,622,381	802,421	263,219	336,041	1,401,681
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	552,847	—	—	552,847	438,109	—	—	438,109
Assets derecognized or matured (excluding write-offs)	(98,984)	(54,036)	(10,863)	(163,883)	(141,201)	(144,553)	(100,740)	(386,494)
Transfers to Stage 1	95,173	(93,918)	(1,255)	—	44,453	(43,487)	(966)	—
Transfers to Stage 2	(282,373)	287,164	(4,791)	—	(229,316)	234,062	(4,746)	—
Transfers to Stage 3	(135,476)	(231,432)	366,908	—	(59,129)	(13,433)	72,562	—
Impact on the expected credit loss for credits that change stage in the year (**)	(81,051)	221,421	1,263,515	1,403,885	(35,112)	163,681	293,678	422,247
Others (*)	(117,534)	(73,259)	162,060	(28,733)	(286,212)	198,393	580,849	493,030
Total	(67,398)	55,940	1,775,574	1,764,116	(268,408)	394,663	840,637	966,892
Write-offs	—	—	(1,647,576)	(1,647,576)	—	—	(886,200)	(886,200)
Recovery of written–off loans	—	—	123,679	123,679	—	—	140,438	140,438
Foreign exchange effect	(1)	(53)	(162)	(216)	(8)	(408)	(14)	(430)
Expected credit loss at end of year	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381

(*)Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt). (**) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic, respectively, uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 29.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023				2022
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,949	—	—	3,949	1,473	—	—	1,473
Assets derecognized or matured (excluding write-offs)	(181)	(833)	(10,625)	(11,639)	(435)	(763)	(10,957)	(12,155)
Transfers to Stage 1	6,414	(6,414)	—	—	6,103	(6,103)	—	—
Transfers to Stage 2	(2,052)	5,115	(3,063)	—	(778)	4,871	(4,093)	—
Transfers to Stage 3	(1,915)	(2,423)	4,338	—	(467)	(1,254)	1,721	—
Impact on the expected credit loss for credits that change stage in the year (**)	(5,956)	15,996	20,982	31,022	(5,871)	4,342	11,518	9,989
Others (*)	2,312	2,040	2,018	6,370	(8,663)	(31,688)	(49,097)	(89,448)
Total	2,571	13,481	13,650	29,702	(8,638)	(30,595)	(50,908)	(90,141)
Write-offs	—	—	(3,580)	(3,580)	—	—	(2,267)	(2,267)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	(13)	(13)	(520)	(546)	205	199	(1,574)	(1,170)
Expected credit loss at end of year	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622

	2023				2022
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	20,559	—	—	20,559	30,366	—	—	30,366
Assets derecognized or matured (excluding write-offs)	(21,253)	(1,347)	(1,033)	(23,633)	(13,252)	(53,929)	(98,635)	(165,816)
Transfers to Stage 1	2,238	(1,920)	(318)	—	75,059	(73,348)	(1,711)	—
Transfers to Stage 2	(15,705)	15,946	(241)	—	(13,180)	13,456	(276)	—
Transfers to Stage 3	(15,145)	(19,980)	35,125	—	(7,979)	(25,348)	33,327	—
Impact on the expected credit loss for credits that change stage in the year (**)	(1,599)	14,559	81,946	94,906	(57,002)	3,641	18,184	(35,177)
Others (*)	26,293	2,855	(6,823)	22,325	(29,658)	116,863	71,611	158,816
Total	(4,612)	10,113	108,656	114,157	(15,646)	(18,665)	22,500	(11,811)
Write-offs	—	—	(99,554)	(99,554)	—	—	(64,710)	(64,710)
Recovery of written–off loans	—	—	10,018	10,018	—	—	8,690	8,690
Foreign exchange effect	—	(1)	(11)	(12)	(3)	—	7	4
Expected credit loss at end of year	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768

(*)Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic, respectively, uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 29.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2023				2022
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,959,441	501,830	26,076	4,487,347	3,984,362	431,039	25,057	4,440,458
New originated or purchased assets	2,122,067	—	—	2,122,067	1,829,985	—	—	1,829,985
Assets derecognized or matured	(1,606,539)	(135,042)	(1,784)	(1,743,365)	(1,470,891)	(168,603)	(9,627)	(1,649,121)
Transfers to Stage 1	30,259	(30,259)	—	—	25,315	(25,315)	—	—
Transfers to Stage 2	(392,176)	407,454	(15,278)	—	(258,992)	258,992	—	—
Transfers to Stage 3	(12)	(6,687)	6,699	—	(633)	(10,035)	10,668	—
Others (*)	(54,162)	(26,950)	92	(81,020)	(58,323)	25,454	(22)	(32,891)
Foreign exchange effect	(34,623)	(6,921)	(5)	(41,549)	(91,382)	(9,702)	—	(101,084)
End of year balances	4,024,255	703,425	15,800	4,743,480	3,959,441	501,830	26,076	4,487,347

	2023				2022
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,770	—	—	4,770	5,615	—	—	5,615
Assets derecognized or matured	(1,988)	(4,205)	(631)	(6,824)	(4,838)	(2,016)	(6,241)	(13,095)
Transfers to Stage 1	180	(180)	—	—	109	(109)	—	—
Transfers to Stage 2	(1,986)	3,626	(1,640)	—	(854)	854	—	—
Transfers to Stage 3	(1)	(50)	51	—	(57)	(171)	228	—
Impact on the expected credit loss for credits that change stage in the year	(57)	(837)	684	(210)	(47)	585	623	1,161
Others (**)	(2,521)	(12,600)	(28)	(15,149)	(274)	(467)	1,054	313
Total	(1,603)	(14,246)	(1,564)	(17,413)	(346)	(1,324)	(4,336)	(6,006)
Foreign exchange effect	(127)	(20)	(3)	(150)	106	1,037	29	1,172
Expected credit loss at the end of year balances, Note 10(a)	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(e)
In Group Management’s opinion, the allowance for loan losses recorded As of December 31, 2023 and 2022, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.
(f)
During 2023 and 2022, the interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. Notwithstanding the above, Act No. 31143, “Act Protecting Consumers of Financial Services from Usury” established that the BCRP is the entity that determined maximum and minimum interest rates for consumer, small and micro-business loans in financial institutions. As of December 31, 2023, the maximum interest rate for the period November 2023 - April 2024 is 101.86 percent in national currency and 82.94 percent in foreign currency (the maximum interest rate for the period November 2022 - April 2023 was 87.91 percent in national currency and 68.27 percent in foreign currency, as of December 31, 2022).
(g)
Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.
(h)
The refinanced loans during the 2023 period amounted to approximately S/132,172,000 (S/192,045,000, during the year 2022) which had no significant impact on the consolidated statement of income.

During 2023, the Group has carried out rescheduling of credits related to social conflicts, natural disasters and other resolutions that amounted to S/1,979,342,000. Said loans are not considered as refinanced loans. See further detail in Note 29.1 (d.6.3).

During 2023, 2022 and 2021, the Group modified the contractual conditions of a determined number of loans that were granted under the “Reactiva Peru” program, for a total amount of approximately S/25,928,000, S/133,046,000 and S/2,012,855,000,

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

respectively. Said loans were not deemed as refinanced loans. As of December 31, 2023 and 2022, the balance of rescheduled loans amounts of approximately S/730,508,000 and S/1,473,770,000, respectively; see further detail in Note 29.1 (d.6.2).

Additionally, during 2020, the Group modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as consequence of the Covid-19 pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2023 and 2022, the balances of the rescheduled loans amount to approximately S/3,513,905,000 and S/5,048,978,000, respectively; see further detail in Note 29.1 (d.6.1).

(i)
The table below presents the maturity of direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance As of December 31, 2023 and 2022:

	2023	2022
	S/(000)	S/(000)
Outstanding
Up to 1 month	4,461,634	4,945,881
From 1 to 3 months	5,781,509	5,708,262
From 3 months to 1 year	10,831,137	10,220,204
From 1 to 5 years	19,500,481	18,916,603
Over 5 years	6,022,246	5,868,428
	46,597,007	45,659,378

Past due and under legal collection loans, see (i.1) -
Up to 4 months	484,808	423,906
Over 4 months	697,246	401,508
Under legal collection	470,097	540,558
	48,249,158	47,025,350

(i.1) The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2023	2022
	S/(000)	S/(000)
Commercial loans
Up to 4 months	98,263	150,607
Over 4 months	143,170	106,081
Under legal collection	228,809	245,786
	470,242	502,474

Consumer loans
Up to 4 months	284,954	143,867
Over 4 months	401,164	220,226
Under legal collection	78,290	108,162
	764,408	472,255

Mortgage loans
Up to 4 months	35,934	30,484
Over 4 months	94,568	48,316
Under legal collection	140,018	155,587
	270,520	234,387

Small and micro-business loans
Up to 4 months	65,657	98,948
Over 4 months	58,344	26,885
Under legal collection	22,980	31,023
	146,981	156,856

See credit risk analysis in Note 29.1

(j)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.
(k)
The following tables present the maturities of direct and indirect loans of Stages 2 and 3 As of December 31, 2023 and 2022, as follows:

- Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.

- Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	5,400,087	609,406	—	—	5,400,087	609,406	3,934,328	595,372	—	—	3,934,328	595,372
90 days	—	—	16,219	14,888	16,219	14,888	—	—	1,816	1,583	1,816	1,583
Maturity longer than:
30 days	793,798	228,445	—	—	793,798	228,445	604,670	160,119	—	—	604,670	160,119
90 days	—	—	1,510,269	962,752	1,510,269	962,752	—	—	1,214,387	689,364	1,214,387	689,364
Total	6,193,885	837,851	1,526,488	977,640	7,720,373	1,815,491	4,538,998	755,491	1,216,203	690,947	5,755,201	1,446,438

(k.1) The following tables present the maturities of direct and indirect loans of Stages 2 and 3 As of December 31, 2023 and 2022, for each classification:

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	3,155,267	60,877	—	—	3,155,267	60,877	2,089,059	60,403	—	—	2,089,059	60,403
90 days	—	—	2,686	2,259	2,686	2,259	—	—	250	214	250	214
Maturity longer than:
30 days	96,517	7,532	—	—	96,517	7,532	127,264	5,113	—	—	127,264	5,113
90 days	—	—	411,273	167,495	411,273	167,495	—	—	433,930	163,021	433,930	163,021
Total	3,251,784	68,409	413,959	169,754	3,665,743	238,163	2,216,323	65,516	434,180	163,235	2,650,503	228,751

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,700,558	508,045	—	—	1,700,558	508,045	1,500,325	511,105	—	—	1,500,325	511,105
90 days	—	—	10,295	9,883	10,295	9,883	—	—	1,356	1,194	1,356	1,194
Maturity longer than:
30 days	535,994	205,316	—	—	535,994	205,316	329,249	146,369	—	—	329,249	146,369
90 days	—	—	722,801	672,534	722,801	672,534	—	—	450,945	429,708	450,945	429,708
Total	2,236,552	713,361	733,096	682,417	2,969,648	1,395,778	1,829,574	657,474	452,301	430,902	2,281,875	1,088,376

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	463,168	20,311	—	—	463,168	20,311	271,622	9,266	—	—	271,622	9,266
90 days	—	—	546	109	546	109	—	—	—	—	—	—
Maturity longer than:
30 days	116,386	5,442	—	—	116,386	5,442	78,006	3,019	—	—	78,006	3,019
90 days	—	—	272,859	54,542	272,859	54,542	—	—	238,527	45,101	238,527	45,101
Total	579,554	25,753	273,405	54,651	852,959	80,404	349,628	12,285	238,527	45,101	588,155	57,386

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	81,094	20,173	—	—	81,094	20,173	73,322	14,598	—	—	73,322	14,598
90 days	—	—	2,692	2,637	2,692	2,637	—	—	210	175	210	175
Maturity longer than:
30 days	44,901	10,155	—	—	44,901	10,155	70,151	5,618	—	—	70,151	5,618
90 days	—	—	103,336	68,181	103,336	68,181	—	—	90,985	51,534	90,985	51,534
Total	125,995	30,328	106,028	70,818	232,023	101,146	143,473	20,216	91,195	51,709	234,668	71,925
(l)
The following tables present the exposure and the expected credit losses by economic sector for direct loans As of December 31, 2023 and 2022:

	2023
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	13,355,812	2,236,552	733,096	16,325,460	466,606	713,361	682,417	1,862,384	3.5%	31.9%	93.1%	11.4%
Mortgage loans	8,981,439	579,554	273,405	9,834,398	6,794	25,753	54,651	87,198	0.1%	4.4%	20.0%	0.9%
Commerce	3,220,741	390,704	176,989	3,788,434	24,033	38,186	87,557	149,776	0.7%	9.8%	49.5%	4.0%
Manufacturing	4,357,971	427,950	58,967	4,844,888	11,196	14,568	24,366	50,130	0.3%	3.4%	41.3%	1.0%
Professional, scientific and technical activities	3,727,813	555,988	75,172	4,358,973	15,792	18,725	36,580	71,097	0.4%	3.4%	48.7%	1.6%
Communications, storage and transportation	998,739	167,002	75,474	1,241,215	6,843	7,976	25,450	40,269	0.7%	4.8%	33.7%	3.2%
Agriculture	1,708,377	173,386	12,667	1,894,430	3,209	1,854	1,632	6,695	0.2%	1.1%	12.9%	0.4%
Electricity, gas, water and oil	746,792	188,577	1,466	936,835	784	1,767	346	2,897	0.1%	0.9%	23.6%	0.3%
Leaseholds and real estate activities	457,473	86,954	46,074	590,501	2,628	2,216	20,693	25,537	0.6%	2.5%	44.9%	4.3%
Construction and infrastructure	404,840	113,431	40,799	559,070	1,499	1,163	27,405	30,067	0.4%	1.0%	67.2%	5.4%
Others	3,288,013	570,362	16,579	3,874,954	5,858	8,343	9,174	23,375	0.2%	1.5%	55.3%	0.6%
Total direct loans	41,248,010	5,490,460	1,510,688	48,249,158	545,242	833,912	970,271	2,349,425	1.3%	15.2%	64.2%	4.9%

	2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	12,685,924	1,829,574	452,301	14,967,799	534,005	657,474	430,902	1,622,381	4.2%	35.9%	95.3%	10.8%
Mortgage loans	8,698,789	349,628	238,527	9,286,944	4,236	12,285	45,101	61,622	0.0%	3.5%	18.9%	0.7%
Commerce	3,837,304	402,454	173,236	4,412,994	31,844	29,009	78,028	138,881	0.8%	7.2%	45.0%	3.1%
Manufacturing	4,346,251	451,393	63,397	4,861,041	8,403	12,389	21,611	42,403	0.2%	2.7%	34.1%	0.9%
Professional, scientific and technical activities	3,529,961	298,534	64,078	3,892,573	12,056	10,186	26,497	48,739	0.3%	3.4%	41.4%	1.3%
Communications, storage and transportation	1,102,988	194,840	75,427	1,373,255	7,047	7,035	23,645	37,727	0.6%	3.6%	31.3%	2.7%
Agriculture	1,747,159	134,545	10,863	1,892,567	1,391	967	1,381	3,739	0.1%	0.7%	12.7%	0.2%
Electricity, gas, water and oil	867,431	55,187	1,652	924,270	886	462	220	1,568	0.1%	0.8%	13.3%	0.2%
Leaseholds and real estate activities	499,385	84,056	23,441	606,882	1,595	1,825	14,518	17,938	0.3%	2.2%	61.9%	3.0%
Construction and infrastructure	415,827	91,910	49,736	557,473	1,667	1,654	32,569	35,890	0.4%	1.8%	65.5%	6.4%
Others	4,067,036	145,047	37,469	4,249,552	5,428	4,000	7,539	16,967	0.1%	2.8%	20.1%	0.4%
Total direct loans	41,798,055	4,037,168	1,190,127	47,025,350	608,558	737,286	682,011	2,027,855	1.5%	18.3%	57.3%	4.3%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(m)
The following tables present the exposure and the expected credit losses by economic sector for indirect loans As of December 31, 2023 and 2022:

	2023
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	297,127	40,894	2,230	340,251	512	340	279	1,131	0.2%	0.8%	12.5%	0.3%
Manufacturing	505,674	148,827	—	654,501	548	291	—	839	0.1%	0.2%	0.0%	0.1%
Professional, scientific and technical activities	1,145,646	110,916	982	1,257,544	1,994	788	105	2,887	0.2%	0.7%	10.7%	0.2%
Communications, storage and transportation	541,561	25,927	—	567,488	697	349	—	1,046	0.1%	1.3%	0.0%	0.2%
Agriculture	9,031	37	—	9,068	21	—	—	21	0.2%	0.0%	0.0%	0.2%
Electricity, gas, water and oil	308,428	938	—	309,366	311	6	—	317	0.1%	0.6%	0.0%	0.1%
Leaseholds and real estate activities	41,097	16,276	259	57,632	298	119	48	465	0.7%	0.7%	18.5%	0.8%
Construction and infrastructure	306,042	212,589	12,288	530,919	1,021	1,797	6,932	9,750	0.3%	0.8%	56.4%	1.8%
Others	869,649	147,021	41	1,016,711	1,222	249	5	1,476	0.1%	0.2%	12.2%	0.1%
Total indirect loans	4,024,255	703,425	15,800	4,743,480	6,624	3,939	7,369	17,932	0.2%	0.6%	46.6%	0.4%

	2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	264,926	40,527	76	305,529	309	424	49	782	0.1%	1.0%	64.5%	0.3%
Manufacturing	518,115	134,469	—	652,584	487	153	—	640	0.1%	0.1%	0.0%	0.1%
Professional, scientific and technical activities	1,183,657	75,946	485	1,260,088	1,486	700	52	2,238	0.1%	0.9%	10.7%	0.2%
Communications, storage and transportation	467,018	19,117	—	486,135	489	91	—	580	0.1%	0.5%	0.0%	0.1%
Agriculture	4,487	—	—	4,487	7	—	—	7	0.2%	0.0%	0.0%	0.2%
Electricity, gas, water and oil	155,621	—	—	155,621	135	—	—	135	0.1%	0.0%	0.0%	0.1%
Leaseholds and real estate activities	45,037	19,150	—	64,187	193	97	—	290	0.4%	0.5%	0.0%	0.5%
Construction and infrastructure	412,388	130,886	24,956	568,230	4,470	4,463	8,775	17,708	1.1%	3.4%	35.2%	3.1%
Others	908,192	81,735	559	990,486	778	12,277	60	13,115	0.1%	15.0%	10.7%	1.3%
Total indirect loans	3,959,441	501,830	26,076	4,487,347	8,354	18,205	8,936	35,495	0.2%	3.6%	34.3%	0.8%

During the years 2023, 2022 and 2021, the Group decided to apply the expert judgment, which led to incur in a higher provision for expected losses, see Note 29.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

7.
Investment property
(a)
This caption is made up as follows:

	2023	2022	Acquisition or construction year	Valuation methodology (e) 2023 / 2022
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	269,194	264,868	2009	Appraisal
San Martín de Porres – Lima	77,970	88,182	2015	Appraisal
Nuevo Chimbote	34,724	33,747	2021	Appraisal
Santa Clara – Lima	27,229	26,352	2017	Appraisal
Sullana	23,751	22,689	2012	Appraisal
Others	8,987	8,716	-	Appraisal / Cost
	441,855	444,554
Completed investment property - “Real Plaza” shopping malls (i)
Talara	28,991	43,728	2015	DCF
	28,991	43,728
Buildings (i)
Ate Vitarte – Lima	160,208	149,720	2006	DCF / Appraisal
Piura	131,144	123,508	2008/2020	DCF / Appraisal
Orquídeas - San Isidro - Lima, (d) Note 3.4(o)	128,593	138,643	2017	DCF
Chorrillos – Lima (d)	94,184	81,516	2017	DCF
Paseo del Bosque (d)	87,168	96,194	2021	DCF
Chimbote	47,054	45,069	2015	DCF
Maestro – Huancayo	34,978	32,342	2017	DCF
Cuzco	28,167	27,513	2017	DCF
Panorama – Lima	22,136	20,669	2016	DCF
Trujillo	16,225	15,815	2016	DCF
Cercado de Lima – Lima	15,908	14,543	2017	DCF
Pardo y Aliaga – Lima	14,790	16,755	2008	DCF
Pardo (Vivanda) (d)	12,903	4,004	2021	DCF
Others	34,588	33,144	-	DCF
	828,046	799,435

Total	1,298,892	1,287,717

DCF: Discounted cash flow

(i)
Financial assets classified by the Group as Level 3. During 2023 and 2022, there were no transfers between levels of hierarchy, see Note 3.4(z)
(ii)
As of December 31, 2023 and 2022, there are no liens on investment property.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
The net gain on investment properties as of December 31, 2023, 2022 and 2021, consists of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	65,961	65,485	57,430
Gain on valuation of investment property	7,111	19,146	21,969
Total	73,072	84,631	79,399

(c)
The movement of investment property for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,287,717	1,224,454	1,043,978
Additions	16,903	34,760	156,892
Valuation gain	7,111	19,146	21,969
Net transfers, Note 3.4(o)	(12,839)	9,357	1,615
End of year balances	1,298,892	1,287,717	1,224,454

(d)
During 2023, the main additions correspond to the purchase of the “Pardo (Vivanda)” building, which was purchased from a related party, in cash; and disbursements related to the construction of the building “Orquídeas (San Isidro)”, located in Lima.

During 2022, the main additions correspond to contributions in the participation of a property called "Rex" and disbursements related to the expansion of the educational center called “Chorrillos”.

During 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building, which was purchased from a third party.

(e)
Fair value measurement – Investment property and investment property under construction

Valuation techniques -

The discounted cash flow (“DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and own lands.

This method involves the projection of a series of periodic cash flows at present value through a discount rate. The periodic calculation of the cash flows is normally determined as rental income net of operating expenses. The series of periodic net operating income, together with an estimation of the terminal value (which uses the traditional valuation method) at the end of the projection period, is discounted at present value. The sum of the net current values is equal to the investment property’s fair value.

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method, under this method a property’s fair value is estimated based on comparable transactions.

The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the land, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	5,400	8,487	7,062
San Martin de Porres – Lima	1,081	1,425	1,254
Piura	650	850	743
Ate Vitarte - Lima	1,268	1,458	1,394
Other minors	156	383	232

Main assumptions

Below is a brief description of the assumptions considered in the determination of cash flows As of December 31, 2023 and 2022:

-
ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, that is, the rent under to which the space could be rent under the market conditions prevailing at the valuation date.

-
Long-term inflation -

It is the increase of the general level of prices expected in Peru for the long term.

-
Long-term occupancy rate -

It is the expected occupancy level of lessees in the leased properties.

-
Average growth rate of rental income -

It is the rate that expresses the rental income growth and includes growth factors of the industry, inflation rates, stable exchange rate, per capita income and increasing expenses.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-
Average Net Operating Income (NOI) margin -

It is projected from the rental income from leasable areas, by property and marketing income, minus costs related to administration fees, other administrative expenses, insurance, taxes and other expenses.

-
Discount rate -

It reflects the current market risk and the uncertainty associated to obtaining cash flows.

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2023	2022
Average ERV	US$129.3	US$125.9
Long-term inflation	2.9%	3.1%
Long-term occupancy rate	97.1%	97.1%
Average growth rate of rental income	3.1%	2.9%
Average NOI margin	93.0%	93.7%
Discount rate	9.6%	10.3%

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2023	2022
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	20,853	10,474
Decrease	-0.25%	(16,791)	(10,107)
Long-term inflation (basis) -
Increase	+0.25%	17,833	16,133
Decrease	-0.25%	(13,824)	(15,017)
Discount rate (basis) -
Increase	+0.5%	(50,337)	(47,957)
Decrease	-0.5%	62,076	55,135

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(f)
Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases) are as follows:

	2023	2022
Year	S/(000)	S/(000)
Within 1 year	69,078	61,557
After 1 year but not more than 5 years	255,898	241,546
Over 5 years	855,949	865,407
Total	1,180,925	1,168,510

The minimum rental income is computed considering a period between 20 and 27 years as of December 31, 2023 (between 20 and 28 years as of December 31, 2022).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

8.
Property, furniture and equipment, net
(a)
The movement of property, furniture and equipment and depreciation for the years ended December 31, 2023, 2022 and 2021, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	Assets and work-in- progress	Buildings and facilities	Furniture and equipment	Total 2023	Total 2022	Total 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	141,206	600,168	806,066	1,233	34,014	279,998	2,292	1,864,977	1,826,051	1,781,765
Acquisition of Izipay, Note 1(d)	—	—	—	—	—	—	—	-	90,079	—
Additions	—	3,684	108,077	—	35,884	35,901	—	183,546	168,214	118,974
Transfers	—	6,974	4,171	—	(26,494)	—	15,349	—	—	—
Transfer (to) from investment property, Note 3.4(o)	(1,231)	13,426	(2)	—	—	—	—	12,193	(10,643)	(2,029)
Disposals, write-offs and others (d)	(14,153)	(11,434)	(27,515)	(17)	(198)	(14,973)	—	(68,290)	(208,724)	(72,659)
Balance as of December 31	125,822	612,818	890,797	1,216	43,206	300,926	17,641	1,992,426	1,864,977	1,826,051
Depreciation
Balance as of January 1	—	(312,150)	(582,287)	(951)	—	(175,961)	(2,196)	(1,073,545)	(1,010,933)	(937,338)
Depreciation of the year	—	(20,599)	(71,113)	(119)	—	(49,209)	(14,983)	(156,023)	(133,825)	(121,932)
Transfer to (from) investment property, Note 3.4(o)	—	—	—	—	—	—	—	—	1,286	1,038
Disposals, write-offs and others (d)	—	7,282	24,642	12	—	10,038	—	41,974	69,927	47,299
Balance as of December 31	—	(325,467)	(628,758)	(1,058)	—	(215,132)	(17,179)	(1,187,594)	(1,073,545)	(1,010,933)

Net book value	125,822	287,351	262,039	158	43,206	85,794	462	804,832	791,432	815,118
(b)
Financial entities in Peru are prohibited from pledging their fixed assets.
(c)
Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2023, 2022 and 2021.
(d)
During 2023, includes the sale of a property, performed by Interbank to a third party, for US$8,552,000 (equivalent to approximately S/32,667,000), with a net disposal cost of S/17,367,000. The gain generated from the sale amounted to S/15,300,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21.

During 2022, includes the sale of a land lot, performed by Interbank to a related entity, for US$14,100,000 (equivalent to approximately S/54,313,000), with a net disposal cost of S/44,374,000. The gain generated from the sale amounted to S/9,939,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21. Additionally, includes the sale of two land lots from Interseguro to a related entity, recorded as financial lease according to IFRS 16. This sale implied the derecognition of a right-of-use asset, net of depreciation, for S/59,051,000, alongside a derecognition of a right-of-use liability for S/77,305,000 (see Note 8(e)), generating a net disposal cost of S/18,253,000 and a gain amounted to S/1,841,000, presented as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e) The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilties”); see Note 10(a) and the movement of the year:

	2023	2022
	S/(000)	S/(000)
As of January 1	112,581	234,946
Additions	35,900	40,610
Interest expenses, Note 19(a)	5,562	9,283
Disposals (*)	(5,433)	(106,990)
Exchange differences	(279)	(2,948)
Payments	(57,818)	(62,320)
As of December 31	90,513	112,581

(*) As of December 31, 2022, these withdrawals are mainly related to the sale of land carried out by Interseguro, see (d) above.

As of December 31, 2023 and 2022, the amortization schedule of these abligations is as follows:

	2023	2022
	S/(000)	S/(000)
2023	—	38,095
2024	2,709	27,497
2025	31,956	18,571
2026	20,801	15,698
2027 onwards	35,047	12,720
Total	90,513	112,581

The following table shows the amounts recognized in the consolidated statement of income:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	49,305	53,134	58,698
Interest expenses of lease liabilities, Note 19(a)	5,562	9,283	14,004
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 24 (c))	9,643	10,958	11,841
Total amount recognized in the consolidated statement of income	64,510	73,375	84,543

During year 2023, the Group paid leases for approximately S/89,334,000 (S/146,982,000 during year 2022).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

9.
Intangible and goodwill, net
(a)
Intangible assets

The movement of intangible assets and amortization for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023								2022	2021
Description	Software	Software development	Relationship with clients	Brand	Database	Other intangible	Goodwill (b and c)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	1,305,807	206,420	110,042	82,546	97,016	227,580	669,075	2,698,486	1,908,144	1,748,222
Acquisition of Izipay, Note 1(d)	—	—	—	—	—	—	—	—	569,850	—
Additions	189,444	85,575	—	—	—	5,369	—	280,388	227,270	170,528
Transfers	105,019	(104,979)	—	—	—	(40)	—	—	—	—
Disposals and write-offs, Note 21(a)	—	—	—	—	—	(3,842)	—	(3,842)	(6,778)	(10,606)
Balance as of December 31	1,600,270	187,016	110,042	82,546	97,016	229,067	669,075	2,975,032	2,698,486	1,908,144
Amortization
Balance as of January 1	(942,142)	—	(8,253)	—	(7,276)	(107,613)	—	(1,065,284)	(863,395)	(705,637)
Amortization of the year	(183,981)	—	(11,004)	—	(9,702)	(18,328)	—	(223,015)	(202,401)	(157,758)
Disposals and write-offs	—	—	—	—	—	387	—	387	512	—
Balance as of December 31	(1,126,123)	—	(19,257)	—	(16,978)	(125,554)	—	(1,287,912)	(1,065,284)	(863,395)
Net book value	474,147	187,016	90,785	82,546	80,038	103,513	669,075	1,687,120	1,633,202	1,044,749

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2023, 2022 and 2021.

(b)
Goodwill of Seguros Sura:

In 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. In March 2018, Interseguro merged with Seguro Sura, using the method of absorption, originating the transfer of all the assets and liabilities of Seguros Sura to the absorbing company and extinguishing without having to liquidate.

The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura equivalent to S/430,646,000 represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.

The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.

As of December 31, 2023 and 2022, the key assumptions used for the calculation of fair value are:

- Perpetuity growth rate: 6.3% (2023) and 4.5% (2022)

- Discount rate: 14.3% (2023) and 12.5% (2022)

10-year cash flows plus an estimation of the value at perpetuity were included in the dividend discount model. The estimated growth rates are based on the historical performance and the expectations of Management over the development of the market. Long-term perpetuity growth rate was determined based on reports from the sector.

The discount rate represents the assessment of the CGU specific risks. The discount rate was established considering the Company’s capital structure, the cost of capital coming from the benefits that the Group’s investors expect to obtain, from the specific risk incorporated by applying comparable individual beta factors adapted to the CGU’s debt structure and from the country and market specific risk premiums for the CGU. Beta factors are assessed on an annual basis using available market information.

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2023 and 2022, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

(c) Goodwill and indefinite-lived intangible of Izipay:

In April 2022, IFS acquired 50 percent of Izipay, through the method of step acquisitions, adjusting at fair value the previous participation held by IFS in Izipay through its Subsidiary Interbank (50 percent).

The goodwill resulting from the acquisition of Izipay, equivalent to S/ 238,429,000, represents the future synergies that are expected to arise from the combination of operations and other efficiencies not included in the intangibles of the current value of the ongoing business. The value of the brand resulting from the acquisition of Izipay was equivalent to S/82,546,000.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The goodwill and the indefinite-lived brand recorded by the Group has been assigned to the CGU (cash-generating unit) consisting of the acquired entities, Izipay.

The recoverable amount for the CGU has been determined based on the method of discounted cash flows.

As of December 31, 2023, the key assumptions used for the calculation of the fair value are the following:

- Perpetual growth rate: 3.0% (2023 and 2022)

- Discount rate: 13.95% (2023) and 13.65% (2022)

5-year cash flows plus an estimation of the value at perpetuity were included in the model of discounted cash flows. The estimated growth rates are based on the historical performance and the expectations of Management over the market development. The long-term perpetual growth rate has been determined considering the upper target range of inflation established by the BCRP.

The discount rate represents the assessment of the CGU’s specific risks. The discount rate was originated considering the data obtained from market information sources.

The key assumptions described before can change if market conditions and the economy change. As of December 31, 2023 and 2022, the Group estimates that the reasonableness of these possible changes in these assumptions would not originate that the recoverable amount of the CGU decreases below its book value.

10.
Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)
These captions are comprised of the following:

	2023	2022
	S/(000)	S/(000)

Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	663,090	622,690
POS commission receivable	420,644	122,142
Accounts receivable related to derivative financial instruments (b)	158,101	515,800
Operations in process (d)	83,640	112,195
Accounts receivable from sale of investments (c)	63,466	37,987
Others	15,640	24,753
	1,404,581	1,435,567
Non-financial instruments
Tax paid to recover	422,248	26,759
Deferred charges	101,551	92,865
Deffered cost of POS affiliation and registration	92,511	95,265
Tax credit for General Sales Tax - IGV	32,482	17,623
Realizable assets, received as payment and seized through legal actions	28,933	27,266
Investments in associates	22,548	22,728
POS equipment supplies (*)	14,854	18,698
Others	5,440	7,192
	720,567	308,396
Total	2,125,148	1,743,963

(*) Comprises the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost, which is determined by applying the weighted average method.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023	2022
	S/(000)	S/(000)

Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	883,268	873,500
Other accounts payable	855,067	726,983
Third party compensation (**)	763,039	386,136
Operations in process (d)	226,428	184,584
Accounts payable related to derivative financial instruments (b)	145,395	297,038
Accounts payable for acquisitions of investments (c)	106,955	53,905
Workers’ profit sharing and salaries payable	105,734	154,460
Lease liabilities, Note 8(e)	90,513	112,581
Allowance for indirect loan losses, Note 6(d.2)	17,932	35,495
Accounts payable to reinsurers and coinsurers	7,260	5,648
	3,201,591	2,830,330
Non-financial instruments
Taxes payable	80,331	138,819
Provision for other contingencies	70,671	79,304
Registration for use of POS	21,962	17,029
Deferred income (***)	23,490	57,001
Others	9,315	6,681
	205,769	298,834
Total	3,407,360	3,129,164

(**) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b)
The following table presents, as of December 31, 2023 and 2022, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2023
Derivatives held for trading (*) -
Forward exchange contracts		36,595	29,517	4,875,692	—	Between January 2024 and December 2025	—	—
Interest rate swaps		40,350	25,196	1,530,493	—	Between March 2024 and June 2036	—	—
Cross swaps		20,982	44,897	1,370,799	—	Between January 2024 and April 2028	—	—
Options		1,172	1,174	279,047	—	Between January 2024 and December 2024	—	—
		99,099	100,784	8,056,031	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	13(f)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(h)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d.5)	—	3,020	241,085	(1,374)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d.8)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d.9)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d.10)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(h)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(h)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d.13)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(e.1)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(i)	—	—	—	(669)	-	Corporate bonds	Bonds, notes and obligations outstanding
		59,002	44,611	2,578,515	(22,671)
		158,101	145,395	10,634,546	(22,671)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives held for trading (*) -
Forward exchange contracts		58,201	27,556	6,328,060	—	Between January 2023 and December 2023	—	—
Interest rate swaps		77,045	141,823	2,672,533	—	Between January 2023 and March 2029	—	—
Currency swaps		67,737	38,551	2,424,566	—	Between January 2023 and June 2036	—	—
Cross currency swaps		—	75,489	224,485	—	January 2023	—	—
Options		99	463	80,151	—	Between January 2023 and December 2023	—	—
		203,082	283,882	11,729,795	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	13(i)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(h)	75,280	—	573,000	(33,565)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d.9)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d.10)	—	6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d.5)	—	931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(e.1)	—	2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents
		312,718	13,156	2,579,164	(54,140)
		515,800	297,038	14,308,959	(54,140)

(*) During the years 2023, 2022 and 2021, the Group recognized gains for S/68,315,000 and losses for S/4,523,000 and S/60,275,000, respectively, as a result of the valuation of derivative financial instruments held for trading, which were recorded in the caption “Net (loss) gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(i)
As of December 31, 2023 and 2022, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)
For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2023 and 2022. During 2023 and 2022, there were no discontinued hedges accounting.
(iii)
Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.
(iv)
The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net (loss) gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2023				As of December 31, 2022
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – (Expense) income	(2,139)	(13,717)	(16,077)	(31,933)	429	(731)	(8,960)	(9,262)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and 16(e).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(v)
The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2023 and 2022, is as follows:

	2023	2022
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(116,885)	(78,300)
Interest income from cash flow hedges	92,637	62,158
Expenses for exchange differences from cash flow hedges	(136,625)	(337,907)
Income for exchange differences from cash flow hedges	118,180	225,399
	(42,693)	(128,650)

These amounts offset the effects of interest rate risk and exchange rate risk of the hedged item.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2023	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total

Cross currency swaps (CCS)
Notional	—	259,630	2,318,885	—	2,578,515
Average interest rate in US Dollars	—	3.60%	3.07%	—	—
Average interest rate in Soles	—	8.09%	3.86%	—	—
Average exchange rate Soles / US Dollar	—	3.94	3.66	—	—

December 31, 2022	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total

Cross currency swaps (CCS)
Notional	1,681,974	—	897,190	—	2,579,164
Average interest rate in US Dollars	3.38%	—	3.80%	—	—
Average interest rate in Soles	4.87%	—	5.03%	—	—
Average exchange rate Soles / US Dollar	3.26	—	3.58	—	—

(vi) The following table shows the nominal value and the weighted average maturity of derivative and non-derivative financial instruments that were subject to the reform of the reference interest rate, see Note 3.4(ah):

	2022
Derivative financial instruments	Derivative nominal value (*) S/(000)	Average term in years (*)
Position purchased (LIBOR is paid)
Interest rate swaps
3-month LIBOR	208,002	5.8
6-month LIBOR	278,060	8.2
	486,062
Cross currency swaps
6-month LIBOR	114,420	1.5
Total	600,482
Position sold (LIBOR is received)
Interest rate swaps
3-month LIBOR	251,873	5.3
6-month LIBOR	346,712	7.1
	598,585
Cross currency swaps
6-month LIBOR	202,142	1.8
Total	800,727

(*) Balances as of December 31, 2022 that changed to the new benchmark rate on June 30, 2023.

As of December 31, 2022, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.4(ah).

	2022
Non-derivative financial instruments	Nominal value S/(000)	Average term in years
Assets
Loans
1-month LIBOR	—	—
3-month LIBOR	465,494	3.8
6-month LIBOR	197,891	11.8
Total	663,385
Liabilities
Issuances
3-month LIBOR	1,144,200	5.0
Total	1,144,200

(c)
As of December 31, 2023 and 2022, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government and Global Bonds issued by the Treasury of the United States of America.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.
11.
Deposits and obligations
(a)
This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)
Saving deposits	17,756,097	20,911,746
Time deposits (e)	17,288,629	12,866,602
Demand deposits	13,376,375	13,824,824
Compensation for service time (c)	760,551	921,288
Other obligations	6,582	6,248
Total	49,188,234	48,530,708

(b)
Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)
In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw the 100 percent of these deposits. As part of this benefit, during 2023 approximately 308,000 clients withdrew approximately S/1,061,734,000 (during 2022, approximately 261,000 clients withdrew approximately S/767,470,000).

(d)
As of December 31, 2023 and 2022, deposits and obligations of approximately S/18,668,431,000 and S/18,368,816,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/123,810 and S/125,603, respectively.
(e)
The table below presents the balance of time deposits classified by maturity as of December 31, 2023 and 2022:

	2023	2022
	S/(000)	S/(000)
Up to 1 month	6,131,655	2,797,703
From 1 to 3 months	3,890,589	1,973,288
From 3 months to 1 year	6,458,103	6,788,680
From 1 to 5 years	512,280	1,023,473
Over 5 years	296,002	283,458
Total	17,288,629	12,866,602

12.
Due to banks and correspondents
(a)
This caption is comprised of the following:

	2023	2022
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	3,683,687	4,481,138
Promotional credit lines (c)	2,014,600	1,863,482
Loans received from foreign entities (d)	2,895,637	339,446
Loans received from Peruvian entities (e)	309,525	357,770
	8,903,449	7,041,836
Interest and commissions payable	122,481	58,810
	9,025,930	7,100,646
By term -
Short term	4,852,495	2,433,459
Long term	4,173,435	4,667,187
Total	9,025,930	7,100,646

(b)
As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

As of December 31, 2023, includes repurchase operations on loans represented by securities according to which Interbank receives a debt in local currency for approximately S/540,158,000 (S/1,909,375,000 as of December 31, 2022), and gives commercial and micro and small business loans as guarantee; see Note 6(a). As of December 31, 2023, these obligations have maturities between July 2024 and November 2025, and accrue interest at effective rates 0.50 percent; these operations accrued interest payable for approximately S/114,000 (as of December 31, 2022, these obligations have maturities between May 2023 and November 2025, and accrued interest at effective rates between 0.50 percent; these operations accrued interest payable for S/4,049,000).

Additionally, as of December 31, 2023, it includes repurchase agreements whereby Interbank receives a debt in Soles for approximately S/3,143,529,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered as guarantee Peruvian Sovereign Bonds and Negotiable Certificates of Deposits issued by the BCRP, which are recorded as investments at fair value through other comprehensive income and investments at amortized cost; see Note 5(b) and (d), respectively. These operations have a maturity between January 2024 and October 2024 and accrue interest at effective interest rates between 0.50 percent and 7.33 percent. These operations accrue interest payable for approximately S/59,864,000 (as of December 31, 2022, Interbank received a debt in Soles for approximately S/2,571,763,000, and gave as guarantee Peruvian Sovereign Bonds, which are recorded as investments at fair value through other comprehensive income and at amortized cost, see Note 5(b) and (d), with maturities between January 2023 and October 2024, and accrued interest at effective interest rates between 0.50 percent and 8.64 percent, and accrued interest payable for approximately S/45,150,000).

(c)
Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (“COFIDE”) and Fondo Mivivienda (“FMV”) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2023, COFIDE’s loans accrued, in foreign currency, an effective annual interest rate that fluctuated between 5.81 percent and 10.62 percent, and maturities between December 2029 and October 2034 (as of December 31, 2022, they accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities in January 2027, and in foreign currency fluctuated between 5.81 percent and 8.05 percent, and maturities between December 2029 and October 2034).

As of December 31, 2023, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.0 percent and 8.30 percent, and maturities between January 2024 and December 2048 and in foreign currency of 7.75 percent and maturities between January 2024 and November 2028 (as of December 31, 2022, accrued in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2023 and December 2047, and in foreign currency, 7.75 percent and maturities between January 2023 and November 2028).

(d)
As of December 31, 2023 and 2022, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2023	2022
			S/(000)	S/(000)
Standard Chartered Bank London (d.1)	United Kingdom	2026	662,161	—
Wells Fargo (d.2)	United States of America	2024	296,720	—
Citigroup Global Markets Inc. (d.3)	United States of America	2026	289,867	—
Sumitomo Mitsui Banking (d.4)	Japan	2026	259,630	—
Banco del Estado de Chile (d.5)	Chile	2025	241,085	57,210
Bank of America (d.6)	United States of America	2024	203,995	—
Bank of Montreal (d.7)	Canada	2024	185,450	—
Banco Bilbao Vizcaya Argentaria NY Branch (d.8)	Spain	2025	185,450	—
Caixabank S.A. Barcelona (d.9)	Spain	2024	166,905	114,420
JP Morgan Chase Bank NY (d.10)	United States of America	2024	111,270	114,420
Bank of New York (d.11)	United States of America	2024	92,725	—
Bank J. Safra Sarasin (d.12)	Switzerland	2024/2023	81,598	53,396
Standard Chartered Bank NY (d.13)	United States of America	2025	74,180	—
HSBC Branch India (d.14)	India	2024	37,090	—
Banco Interamericano de Desarrollo (d.15)	Multilateral	2024	7,511	—
			2,895,637	339,446

During the year 2023, the operations with foreign entities accrue average interest rate between 6-month Term SOFR plus 0.75 percent and 6-month Term SOFR plus 1.70 percent (between 6-month Term SOFR plus 0.44 percent and 6-month Term SOFR plus 1.99 percent, during the year 2022).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.1)Correspond to two loans received in March and June 2023 for S/281,784,000 and S/380,377,000, respectively, which accrue interest at a nominal annual rate of 7.51 percent and 6.55 percent, respectively.

(d.2) Correspond to two loans received in July and September 2023 for US$30,000,000 and US$50,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 0.73 percent.

(d.3) Correspond to a loan received in April 2023 for S/289,867,000, which accrue interest at a nominal annual rate of 7.5 percent.

(d.4) Correspond to a loan received in December 2023 for US$70,000,000, which accrue interest at the 6-month Term SOFR rate plus 1.60 percent.

(d.5) Correspond to two loans received in May 2023 and December 2022 for US$50,000,000 and US$15,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 1.70 percent and 6-month Term SOFR rate plus 1.99 percent, respectively. As of December 31, 2023, Interbank holds two cross currency swap contracts for a total of US$65,000,000 (approximately equivalent to S/241,085,000) that were designated as cash flow hedges (a contract for US$15,000,000, approximately equivalent to S/57,210,000, as of December 31, 2022); see Note 10(b). Through these operations, the loans were economically converted to fixed rates of 8.59 percent and 7.88 percent, respectively.

(d.6) Correspond to two loans received in July and December 2023 for US$20,000,000 and US$35,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 0.73 percent and 3-month Term SOFR rate plus 0.78 percent, respectively.

(d.7) Correspond to a loan received in March 2023 for US$50,000,000, which accrue interest at the 6-month Term SOFR rate plus 0.95 percent.

(d.8) Correspond to a loan received in April 2023 for US$50,000,000, which accrue interest at the 6-month Term SOFR rate plus 1.70 percent. In April 2023, Interbank signed a cross currency swap contract for a total of US$ 50,000,000 (approximately equivalent to S/185,450,000), which was designated as cash flow hedge; see Note 10(b). Through these operations, the loans were economically converted to a fixed rate of 7.90 percent.

(d.9) Correspond to two loans received in December 2023 and July 2022 for US$15,000,000 and US$30,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 0.74 percent and 6-month Term SOFR rate plus 1.35 percent, respectively. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$30,000,000 (approximately equivalent to S/111,270,000), which was designated as cash flow hedge; (a contract of US$30,000,000, approximately equivalent to S/114,420,000, as of December 31, 2022), see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 7.74 percent.

(d.10) Correspond to a loan received in September 2022 for US$30,000,000, which accrue interest at the 6-month Term SOFR rate plus 1.75 percent. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$30,000,000 (approximately equivalent to S/111,270,000), which was designated as cash flow hedge; (a contract of US$30,000,000, approximately equivalent to S/114,420,000, as of December 31, 2022) see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 8.40 percent.

(d.11) Correspond to a loan received in October 2023 for US$25,000,000, which accrue interest at the 6-month Term SOFR rate plus 0.73 percent.

(d.12) Correspond to two loans received by Inteligo Bank in December 2023 for US$7,000,000 and US$15,000,000, which accrue interest at annual effective rates of 6.53 percent and 6.58 percent, respectively, and are guaranteed by corporate bonds. As of December 31, 2022, corresponded to a loan received by Inteligo Bank in December 22 for US$14,000,000, which accrued interest at the annual effective rate of 5.61 percent, and was guaranteed by corporate bonds; see Note 5(b).

(d.13) Correspond to a loan received in January 2023 for US$20,000,000, which accrue interest at the 3-month Term SOFR rate plus 1.90 percent. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$20,000,000 (approximately equivalent to S/74,180,000), which was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 8.59 percent.

(d.14) Correspond to a loan received in March 2023 for US$10,000,000, which accrue interest at the 12-month Term SOFR rate plus 1.35 percent.

(d.15) Correspond to a loan received in October 2023 for US$2,025,000, which accrue interest at the 3-month Term SOFR rate plus 0.75 percent.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)
As of December 31, 2023 and 2022, corresponds to the following funding in local and foreign currency:

Entity	2023
	Maturity	Currency	Book value
			S/(000)
Banco de Credito del Peru S.A.	Jan-24 / Jan-26	PEN	127,000
Scotiabank Peru S.A.A.	Jan-24 / Oct-25	PEN	75,465
Bank of GNB Peru S.A.	Jan-24	PEN	69,970
Bank of China (Peru) S.A. (e.1)	Nov-24	USD	37,090
			309,525
Entity	2022
	Maturity	Currency	Book value
			S/(000)
Scotiabank Peru S.A.A.	Jan-23 / Oct-25	PEN	120,718
Banco de Credito del Peru S.A.	Jan-23 / Oct-23	PEN	81,644
Bank of GNB Peru S.A.	Jan-23	PEN	71,500
Bank BBVA Continental	Jan-23	USD	45,768
Bank of China (Peru) S.A. (e.1)	Nov-24	USD	38,140
			357,770

(e.1) As of December 31, 2023, includes a loan received from Bank of China Peru in October 2022 for US$10,000,000, which accrues interest at a 6-month Term SOFR rate plus 1.50 percent. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$10,000,000 (approximately equivalent to S/37,090,000), which was designated as cash flow hedge; (a contract of US$10,000,000, approximately equivalent to S/38,140,000, as of December 31, 2022), see Note 10(b), through this operation, the loan was economically converted to a fixed rate of 8.18 percent.

(f)
As of December 31, 2023 and 2022, maturities are the following:

Year	2023	2022
	S/(000)	S/(000)
2023	—	2,433,459
2024	4,852,495	1,888,657
2025	1,185,753	1,331,489
2026	1,373,363	138,499
2027 onwards	1,614,319	1,308,542
Total	9,025,930	7,100,646

13.
Bonds, notes and other obligations
(a)
This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2023	2022
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – second program (b)
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	—	190,616
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	—	149,998
						—	340,614
Subordinated bonds – third program (b)
Third - single series (c)	Interseguro	4.84%	Semi-annually	2030	US$25,000	92,725	95,350
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	74,102	76,213
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	74,180	76,280
						241,007	247,843
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						391,007	738,457
International issuances
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,107,228	1,137,691
Corporate bonds (e)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,644	311,522
Corporate bonds (f)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,477,909	1,517,661
Subordinated bonds (g)	Interbank	6.625%	Semi-annually	2029	US$300,000	1,112,438	1,142,764
Senior bonds (h)	IFS	4.125%	Semi-annually	2027	US$300,000	1,045,258	1,074,396
Corporate bonds (i)	Interbank	3.375%	Semi-annually	2023	US$484,895	—	1,849,133
Total international issuances						5,054,477	7,033,167
Total local and international issuances						5,445,484	7,771,624
Interest payable						106,145	134,679
Total						5,551,629	7,906,303

(*) The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

(b)
Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

On January 11, 2023, Interbank redeemed the bond whose nominal value was S/150,000,000, and on December 13, 2023, redeemed the bond whose nominal value was US$ 50,000,000.

(c)
On September 29, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Series)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.
(d)
On June 30, 2020, Interbank placed subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date of these bonds was July 8, 2020.

Starting on July 8, 2025, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds. From that date onwards, in case Interbank does not perform the early redemption, the interest rate will increase by 371.1 basis points. After July 8, 2025, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds plus the present value of each scheduled coupon payment, discounted at the redemption date.

(e)
On September 24, 2019, Interbank placed corporate bonds denominated “5.00% Senior Notes due 2026” for S/312,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 1, 2019.
(f)
On September 25, 2019, Interbank placed corporate bonds denominated “3.25% Senior Notes due 2026” for US$400,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 4, 2019.

As of December 31, 2023, Interbank holds four cross currency swap contracts for a total of US$300,000,000 (equivalent to approximately S/1,112,700,000), which were designated as cash flow hedges; see Note 10(b); through these operations, part of the amount issued of said bonds was economically converted to Soles at rates of 2.12, 5.10, 5.32 and 4.92 percent.

(g)
Beginning in March 2024, the interest rate changes to 8.625 percent. Since said date, Interbank can redeem the entirety of the bonds without penalties.

According to SBS regulations, this issuance qualifies as second level equity (“Tier 2”) in the determination of the effective equity.

As of December 31, 2023, Management does not have the intention to redeem these bonds before their maturity date; said situation could change in the future depending on the market conditions.

(h)
From 2018 until July 2027, IFS, on any time, can redeem these bonds, paying a penalty equal to the United States of America Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross currency swap for US$150,000,000 (equivalent to approximately S/556,950,000 and S/573,000,000, as of December 31, 2023 and 2022, respectively). Lastly, during January and February 2023, IFS signed two cross currency swap contracts for US$20,000,000 each (equivalent to approximately S/74,260,000 each); which was designated as a cash flow hedge, see Note 10(b).

As of December 31, 2023, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(i)
In January 2018, Interbank issued corporate bonds called “3.375 Senior Unsecured Notes” for US$200,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

As part of said program, Interbank performed a bond swapping offer aimed to the bondholders of the corporate bonds called “5.750% Senior Notes due 2020” issued by its Panama branch, thus swapping bonds for an amount of US$263,322,000, which generated a swapping premium for approximately US$21,573,000, for an amount of US$284,895,000.

Considering the issuance of bonds in January 2018 and the exchange of bonds previously issued carried out on said date, the total balance of the "3.375 Senior Unsecured Notes" amounted to US$484,895,000.

As of December 31, 2022, Interbank held fourteen cross-currency swaps for US$441,000,000 (equivalent to approximately S/1,681,974,000), which were designated as cash flow hedges; see Note 10(b); through these operations, part of the issued bonds amount was economically converted into Soles at an annual interest rate of 4.88 percent.

On January 18, 2023, the bond was paid according to its maturity date.

(j)
International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2023 and 2022, the international issuances maintain mainly this common clause: submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English). In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2023 and 2022. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses has been met by Interbank as of December 31, 2023 and 2022.

(k)
As of December 31, 2023 and 2022, the repayment schedule of these obligations is as follows:

Year	2023	2022
	S/(000)	S/(000)
2023	—	2,296,506
2024	71,709	—
2025	—	—
2026	1,789,553	1,829,183
2027 onwards	3,690,367	3,780,614
Total	5,551,629	7,906,303

14.
Assets and Liabilities for insurance and reinsurance contracts
(a)
This caption is comprised of the following:

	2023			2022
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Reinsurance contracts held (*)	(26,287)	1,895	(24,392)	(34,053)	3,476	(30,577)

Insurance contracts issued
Remaining coverage liability	—	12,000,220	12,000,220	—	11,022,665	11,022,665
Liability for claims incurred	—	205,421	205,421	—	205,180	205,180
Total insurance contracts issued (b) and (c)	—	12,205,641	12,205,641	—	11,227,845	11,227,845
Total reinsurance contracts held and issued	(26,287)	12,207,536	12,181,249	(34,053)	11,231,321	11,197,268

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

The Group disaggregates the information to provide disclosure regarding the life insurance contracts issued and reinsurance contracts issued separately. This disaggregation has been determined based on how the insurance company is managed.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b) The movement of issued insurance contract liabilities is presented below:

	2023
	Liabilities remaining coverage		Liabilities remaining coverageLiabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
Insurance premiums earned	(720,636)	—	—	—	—	—	(720,636)
Contracts under fair value, BBA and VFA approach	(495,923)	—	—	—	—	—	(495,923)
Contracts under PAA approach	(224,713)	—	—	—	—	—	(224,713)
Insurance service expenses	127,009	(12,547)	433,958	(81)	106,801	(1,566)	653,574
Claims and other expenses incurred	—	—	965,054	(81)	58,884	(1,566)	1,022,291
Amortization of insurance acquisition cash flows	127,009	—	—	—	—	—	127,009
Losses on onerous contracts and reversals of those losses	—	(12,547)	—	—	—	—	(12,547)
Changes to liabilities for incurred claims	—	—	(531,096)	—	47,917	—	(483,179)
Insurance service result	(593,627)	(12,547)	433,958	(81)	106,801	(1,566)	(67,062)
Insurance financial expenses	1,499,572	29,771	—	—	(545)	—	1,528,798
Insurance financial result	543,941	29,771	—	—	(545)	—	573,167
Interest rate effect (*), see Note 3.4(d.1)	955,631	—	—	—	—	—	955,631
Effect of movements in exchange rates	(135,726)	(3,736)	(447)	(73)	(213)	(53)	(140,248)
Total changes in the statement of income and other comprehensive income	770,219	13,488	433,511	(154)	106,043	(1,619)	1,321,488
Net cash flow and investment component	193,895	(47)	(429,456)	—	(108,084)	—	(343,692)
Premiums received	974,312	—	—	—	—	—	974,312
Claims and other expenses paid	—	—	(996,755)	—	(108,084)	—	(1,104,839)
Insurance acquisition cash flows	(213,118)	(47)	—	—	—	—	(213,165)
Investment component	(567,299)	—	567,299	—	—	—	—
Balance as of December 31, 2023	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641

(*) Comprises the variation in market interest rate. In 2023, the rates for pension business in US Dollars presented a decrease from 6.472 percent in 2022 to 6.409 percent in 2023; whereas for pension business in soles presented a decrease from 8.139 percent in 2022 to 6.962 percent in 2023; and for pension business in soles VAC presented a decrease, from 4.765 percent in 2022 to 3.722 percent in 2023.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022
	Liabilities remaining coverage		Liabilities remaining coverageLiabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2022	12,063,449	509,792	164,040	5,936	43,508	1,242	12,787,967
Insurance premiums earned	(677,175)	—	—	—	—	—	(677,175)
Contracts under fair value, BBA and VFA approach	(462,266)	—	—	—	—	—	(462,266)
Contracts under PAA approach	(214,909)	—	—	—	—	—	(214,909)
Insurance service expenses	118,287	162,882	364,676	(509)	77,012	1,524	723,872
Claims and other expenses incurred	—	—	969,231	130	39,809	16,104	1,025,274
Amortization of insurance acquisition cash flows	118,287	—	—	—	—	—	118,287
Losses on onerous contracts and reversals of those losses	—	162,882	—	—	—	—	162,882
Changes to liabilities for incurred claims	—	—	(604,555)	(639)	37,203	(14,580)	(582,571)
Insurance service result	(558,888)	162,882	364,676	(509)	77,012	1,524	46,697
Insurance financial expenses	(1,251,364)	24,950	5,270	—	10,073	124	(1,210,947)
Insurance financial result	462,970	24,950	5,270	—	10,073	124	503,387
Interest rate effect (*), see note 3.4(d.1)	(1,714,334)	—	—	—	—	—	(1,714,334)
Effect of movements in exchange rates	(227,427)	(11,994)	(894)	(16)	(349)	7	(240,673)
Total changes in the statement of income and other comprehensive income	(2,037,679)	175,838	369,052	(525)	86,736	1,655	(1,404,923)
Net cash flow and investment component	311,265	—	(381,498)	—	(84,966)	—	(155,199)
Premiums received	1,036,338	—	—	—	-	—	1,036,338
Claims and other expenses paid	—	—	(913,330)	—	(84,966)	—	(998,296)
Insurance acquisition cash flows	(193,241)	—	—	—	—	—	(193,241)
Investment component	(531,832)	—	531,832	—	—	—	-
Balance as of December 31, 2022	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
(*) Comprises the variation in market interest rate. In 2023, the rates for pension business in US Dollars presented an increase from 3.950 percent in 2021 to 6.472 percent in 2022; whereas for pension business in soles presented an increase from 6.817 percent in 2021 to 8.139 percent in 2022; and for pension business in soles VAC presented an increase, from 3.734 percent in 2021 to 4.765 percent in 2022.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c) Following is the movement of the issued insurance contracts’ net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	2023				2022
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	10,256,194	277,973	599,799	11,133,966	11,867,379	343,110	491,244	12,701,733
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(80,622)	(80,622)	—	—	(70,761)	(70,761)
Risk adjustment recognized for the risk expired	—	(306)	—	(306)	—	(3,995)	—	(3,995)
Experience adjustments	(114,952)	—	—	(114,952)	84,129	—	—	84,129
Changes that relate to future services
Contracts initially recognized in the period	(249,907)	9,441	289,323	48,857	(259,667)	12,591	252,526	5,450
Changes in estimates that adjust the contractual service margin	98,096	609	(98,705)	—	109,771	(16,594)	(93,177)	—
Changes in estimates that do not adjust the contractual service margin	70,637	17,930	—	88,567	171,284	(50,137)	—	121,147
Changes that relate to past services
Adjustments to liabilities for incurred claims	2,866	—	—	2,866	(16,698)	—	—	(16,698)
Insurance service result	(193,260)	27,674	109,996	(55,590)	88,819	(58,135)	88,588	119,272
Insurance financial expenses	1,471,337	111	37,712	1,509,160	(1,226,728)	—	27,688	(1,199,040)
Insurance financial result	515,706	111	37,712	553,529	487,606	—	27,688	515,294
Interest rate effect (*), see Note 3.4(d.1)	955,631	—	—	955,631	(1,714,334)	—	—	(1,714,334)

Effect of movements in Exchange rates	(111,021)	(2,994)	(4,637)	(118,652)	(231,240)	(7,002)	(7,721)	(245,963)
Total changes in the statement of income and other comprehensive income	1,167,056	24,791	143,071	1,334,918	(1,369,149)	(65,137)	108,555	(1,325,731)
Cash flows	(350,975)	—	—	(350,975)	(242,036)	—	—	(242,036)
Premiums received	749,090	—	—	749,090	816,911	—	—	816,911
Claims and other expenses paid	(1,008,640)	—	—	(1,008,640)	(967,912)	—	—	(967,912)
Insurance acquisition cash flows	(91,425)	—	—	(91,425)	(91,035)	—	—	(91,035)
Balance as of December 31	11,072,275	302,764	742,870	12,117,909	10,256,194	277,973	599,799	11,133,966

(*) Balance does not include PPA movement of LRC and LIC amounting to S/87,732,000 and S/93,879,000 as of December 31, 2023 and 2022, respectively.

(d) Following is the CSM movement for insurance contract portfolios for the periods 2023 and 2022:

	2023	2022
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	599,799	491,244
Changes that relate to current services
Contractual service margin recognized for services provided	(80,622)	(70,761)
Changes that relate to future services
Contracts initially recognized in the period	289,323	252,526
Changes in estimates that adjust the contractual service margin	(98,705)	(93,177)
Insurance service result	109,996	88,588
Insurance financial expenses	37,712	27,688
Effect of movements in exchange difference	(4,637)	(7,721)
Total changes in the statement of income	143,071	108,555
Other movements	—	—
Balance as of December 31	742,870	599,799

(e) The following table details the components of the new insurance contracts issued and included in the life insurance unit:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023			2022
	Contracts issued			Contracts issued
	Non-onerus	Onerous	Total	Non-onerus	Onerous	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contract liabilities
Estimate present value of future cash outflows, excluding insurance acquisition cash flows	683,302	99,200	782,502	740,236	119,087	859,323
Estimates of insurance acquisition cash flows	81,957	8,875	90,832	72,206	9,564	81,770
Estimate of present value of future cash outflows	765,259	108,075	873,334	812,442	128,651	941,093
Estimates of present value of future cash inflows	(1,063,336)	(59,905)	(1,123,241)	(1,076,183)	(124,577)	(1,200,760)
Risk adjustment	8,754	687	9,441	11,215	1,376	12,591
Contractual service margin	289,323	—	289,323	252,526	—	252,526
Losses on onerous contracts at initial recognition	—	48,857	48,857	—	5,450	5,450

(f) Following is the disclosure of when the CSM is expected to be in profit or loss in future years:

	2023
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(11,028)	(10,474)	(9,441)	(8,398)	(7,570)	294,707	247,796
Life	(3,681)	(2,111)	(776)	1,271	4,240	347,975	346,918
Massive	38,088	27,662	19,468	12,920	8,397	41,621	148,156
	23,379	15,077	9,251	5,793	5,067	684,303	742,870

	2022
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(7,229)	(6,989)	(6,421)	(5,633)	(4,719)	209,288	178,297
Life	(6,205)	(4,417)	(2,444)	(442)	1,991	294,616	283,099
Massive	29,172	21,900	16,227	11,473	7,830	51,801	138,403
	15,738	10,494	7,362	5,398	5,102	555,705	599,799

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(g) Reconciliation of the amount included in net unrealized income for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options, see Note 3.7 for further details. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	2023	2022
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	1,714,334	—
(Loss) Gains recognized in other comprehensive income in the period	(955,631)	1,714,334
Rate effect of “Renta Particular” contract (*)	(14,587)	—
Cumulative other comprehensive income, closing balance	744,116	1,714,334

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 10.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

15.
Deferred Income Tax asset and liability
(a)
As indicated in Note 3.4(aa), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries' deferred Income Tax:

	2023	2022
	S/(000)	S/(000)
Deferred asset
Provision for loan portfolio and other provisions	261,713	291,634
Tax loss	23,686	28,054
Net unrealized losses from fluctuation in investments through other comprehensive income	9,853	11,688
Leveling of assets and liabilities	7,474	16,357
Deferred service income	6,975	7,485
Unrealized loss from derivatives	6,407	245
Right-of-use assets	2,787	3,405
Deferred income from indirect credits (stand-by letters)	2,272	2,319
Modification of rescheduled loan cash flows	731	(7,943)
Recording of past-due and refinanced loans	(121,928)	(74,401)
Others	24,543	40,593
Deferred liability
Amortization of intangible assets, net	(79,773)	(62,213)
Deemed cost of fixed assets	(60,731)	(61,403)
Deferred cost of POS affiliation and registration	(25,348)	(26,980)
Others	(2,725)	(3,053)
Total deferred Income Tax asset, net	55,936	165,787
Deferred liability (*)
Higher value of intangibles generated by business combination, Note 1(d)	74,744	80,852
Higher value of property, furniture and equipment and right-of-use generated by business combination, Note 1(d)	968	1,047
Total deferred Income Tax liability, net	75,712	81,899

(*) During 2022, included S/4,642,000 in results for the period.

(b)
In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.
(c)
The table below presents the amounts reported in the consolidated statement of income for the years 2023, 2022 and 2021:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Current – Expense	140,332	432,392	257,252
Current – Dividend expense, Note 17(b)	33,020	30,587	39,108
Deferred – Expense (income)	102,244	(442)	205,752
	275,596	462,537	502,112

(d)
The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2023		2022		2021
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	1,354,872	100.0	2,140,651	100.0	2,302,291	100.0
Theoretical tax	399,687	29.5	631,492	29.5	679,176	29.5
Increase (decrease) in income of Subsidiaries not domiciled in Peru	46,453	3.4	11,412	0.5	(39,498)	(1.7)
Non-taxable income, net	(275,379)	(20.3)	(243,003)	(11.4)	(224,780)	(9.8)
Permanent non-deductible expenses	109,602	8.1	61,833	2.9	69,367	3.0
Non-taxable translation results	(4,767)	(0.4)	803	0.1	17,847	0.8
Income Tax	275,596	20.3	462,537	21.6	502,112	21.8

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

16.
Equity, net
(a)
Capital stock and distribution of dividends –

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2023 and 2022, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, which were paid on May 8, 2023.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.

The General Extraordinary Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000), equivalent to US$0.65 per share, which was paid on December 20, 2021.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which were paid on May 6, 2021.

(b)
Treasury stock -

As of December 31, 2023 and 2022, the Company and some Subsidiaries hold, 967,000 and 29,000 shares issued by IFS, respectively, with an acquisition cost equivalent to S/84,309,000 and S/3,363,000.

On March 31, 2023, the General Shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million of common shares, which may be carried out simultaneously on the Lima Stock Exchange – BVL and New York Stock Exchange – NYSE, on one or more dates at market value. The program is expected to continue until terminated by the Board of Directors.

During 2023, within the framework of this Program, Interbank has purchased 938,371 shares, at market values, for the approximate sum of US$21,952,000 (approximately equivalent to S/81,021,000).

On March 29, 2023, Interfondos sold 750 shares for an approximate amount of S/75,000.

(c)
Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2021	297,212	1,667,103	(1,255,845)	(37,108)	165,411	836,773
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,389,995	—	—	1,389,995
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	145,899	—	—	—	—	145,899
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(451,898)	—	—	—	—	(451,898)
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(1,986,046)	—	—	—	(1,986,046)
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(249,689)	—	—	—	(249,689)
Transfer of impairment gain on debt instruments at fair value through other comprehensive income	—	(30,994)	—	—	—	(30,994)
Variation for net unrealized loss on cash flow hedges	—	—	—	68,615	—	68,615
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	13,371	—	13,371
Translation of foreign operations	—	—	—	—	95,674	95,674
Balances as of December 31, 2021	(8,787)	(599,626)	134,150	44,878	261,085	(168,300)
Changes due to first adoption of IFRS 17, see Note 3.7	—	—	(134,177)	—	—	(134,177)
Balances as of January 1, 2022 - Restated (Note 3.7)	(8,787)	(599,626)	(27)	44,878	261,085	(302,477)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,711,520	—	—	1,711,520
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	(21,663)	—	—	—	—	(21,663)
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income, Note 5(g)	(16,313)	—	—	—	—	(16,313)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(1,848,192)	—	—	—	(1,848,192)
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	14,263	—	—	—	14,263
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	12,746	—	—	—	12,746
Variation for net unrealized loss on cash flow hedges	—	—	—	(70,170)	—	(70,170)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	16,030	—	16,030
Translation of foreign operations	—	—	—	—	(50,165)	(50,165)
Balances as of December 31, 2022 - Restated (Note 3.7)	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	(554,421)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(968,599)	—	—	(968,599)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss.	16,055	—	—	—	—	16,055
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(33,433)	—	—	—	—	(33,433)
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss.	—	1,128,206	—	—	—	1,128,206
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss.	—	(8,350)	—	—	—	(8,350)
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	7,390	—	—	—	7,390
Variation for net unrealized loss on cash flow hedges	—	—	—	(67,980)	—	(67,980)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	45,309	—	45,309
Translation of foreign operations	—	—	—	—	(21,970)	(21,970)
Balances as of December 31, 2023	(64,141)	(1,293,563)	742,894	(31,933)	188,950	(457,793)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)
Components of other comprehensive income -

The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income; which will not be reclasified to the consolidated statement of income at the time of its disposal, but will be reclasified to retained earnings; and (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Gains (losses) on equity instruments at fair value through other comprehensive income, net	16,055	(21,663)	145,899
Subtotal	16,055	(21,663)	145,899
Non-controlling interest	8	(43)	231
Income Tax	157	(218)	31
Total	16,220	(21,924)	146,161
Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Net gain (loss) unrealized on debt instruments at fair value through other comprehensive income	1,128,206	(1,848,192)	(1,986,046)
Transfer to income of unrealized net (gain) loss on debt instruments at fair value through other comprehensive income	(8,350)	14,263	(249,689)
Transfer to income of loss (recovery) for impairment on debt instruments at fair value through other comprehensive income	7,390	12,746	(30,994)
Subtotal	1,127,246	(1,821,183)	(2,266,729)
Non-controlling interest	3,618	(4,423)	(6,978)
Income Tax	3,645	(8,250)	(8,404)
Total	1,134,509	(1,833,856)	(2,282,111)
Insurance premiums reserve	—	—	1,389,995
Non-controlling interest	—	—	2,285
Total	—	—	1,392,280
Insurance contracts reserve at fair value, Note 14(b)	(968,599)	1,711,520	—
Non-controlling interest	(1,592)	2,814	—
Total	(970,191)	1,714,334	—
Cash flow hedges:
Net (loss) gain from cash flow hedges	(67,980)	(70,170)	68,615
Transfer of net realized loss from cash flow hedge to consolidated statement of income	45,309	16,030	13,371
Subtotal	(22,671)	(54,140)	81,986
Non-controlling interest	(105)	(144)	261
Income Tax	(6,336)	(8,670)	15,696
Total	(29,112)	(62,954)	97,943
Foreign currency translation	(21,970)	(50,165)	95,674

(f)
Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2023 and 2022, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to Legislative Decree No. 1028, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Through Multiple Official Letter No. 27358-2021 and Emergency Decree 003-2022, it was established that in the period between April 2021 and August 2022, the regulatory capital for financial companies shall be equal or higher than 8 percent of total risk-weighted assets and contingencies and from September 2022 to March 2023, it will be of 8.5 percent, once this period ends, the regulatory capital shall go back to be equal or higher than 10 percent determined as or indicated above.

SBS Resolution No. 3952-2022, and amendments, established that within the period between January and March 2023, the regulatory capital for financial companies must be equal or higher than 8.5 percent of the assets and contingent assets weighted by total risks; equal or higher than 9 percent between April 2023 and February 2024; equal or higher than 9.5 percent between March and August 2024; and 10 percent from September 2024 onwards; this also modifies the regulations for regulatory capital requirements for credit risk, revoking Official Multiple Letter No. 27358-2021-SBS and Emergency Decree No. 003-2022.

As of December 31, 2023 and 2022, in application of the provisions of the SBS Resolutions, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2023	2022
	S/(000)	S/(000)
Total risk weighted assets and credits	63,494,884	64,690,083
Total regulatory capital	9,811,486	9,754,806
Basic regulatory capital (Level 1)	7,461,727	7,016,417
Supplementary regulatory capital (Level 2)	2,349,759	2,738,389
Global capital to regulatory capital ratio	15.45%	15.08%

As of December 31, 2023 and 2022, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009, No.14354-2009, No.4128-2014, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, and their amendments. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

SBS Resolution No. 3953-2022 establishes the calculation of the regulatory capital requirement for additional risks, which shall be equal to the sum of the regulatory capital requirements for concentration risk plus the regulatory capital requirements of interest rate risk in the banking book, thus revoking SBS Resolution No. 8425-2011. Also, it establishes an adaptation period until December 2023. As of December 31, 2023, the regulatory capital requirement for additional risks is approximately S/594,256,000.

Previously, Resolution No. 8425-2011 was in force, and in application of said standard, established the calculation of the additional regulatory capital requirement as the sum of the regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk, interest rate risk in the banking book and other risks. As of December 31, 2022, the additional regulatory capital requirement estimated by Interbank amounted to approximately S/840,914,000.

On March 26, 2020, the SBS issued SBS Resolution No. 1264-2020, which establishes that the calculation of regulatory capital requirements will not be increased in relation the weighting factor for mortgage loans and non-revolving consumer loans that have been subject to rescheduling that included the maturity term extension. In that sense, this extension in the loan’s maturity term has not generated that Interbank require higher regulatory capital requirements due to the weighting factor. Also, said Resolution authorizes financial entities to use the cumulative additional regulatory capital for the economic cycle component.

Interseguro’s regulatory capital -

In accordance with SBS Resolution No. 1124-2006, and its amendments, Interseguro is required to maintain a level of regulatory capital to maintain a minimum equity to support technical risks and other risks that could affect it. The regulatory capital must be higher than the amount resulting from the sum of the solvency net equity, the guarantee fund and the regulatory capital intended to cover credit risks.

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2023 and 2022, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

Also, the guarantee fund represents the additional equity support that insurance companies must maintain to deal with the other risks that can affect them and that are not covered by the solvency net equity, such as investment risks and other risks. The monthly amount of said fund must be equivalent to 35 percent of the solvency net equity, calculated in accordance with SBS Resolution No. 1124-2006 and its amendments.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

As of December 31, 2023 and 2022, Interseguro’s surplus equity is as follows:

	2023	2022
	S/(000)	S/(000)
Regulatory capital	1,370,151	1,338,237
Less
Solvency equity (solvency margin)	698,409	714,875
Guarantee fund	455,253	250,207
Surplus	216,489	373,155

Inteligo Bank’s regulatory capital –

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio As of December 31, 2023 and 2022 is the following:

	2023	2022
	US$(000)	US$(000)
Total eligible capital	137,460	195,806
Total risk weighted assets	792,352	959,241
Capital adequacy ratio (in percentage)	17.35	20.41

In Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)
Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

(h)
Subsidiaries’ legal and special reserves -

In accordance with Peruvian regulations, the Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2023 and 2022, the reserves constituted by the Peruvian subsidiaries amounted to S/1,670,500,000 and S/1,545,471,000, respectively.

17.
Tax situation
(a)
IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b)
Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, during 2023, 2022 and 2021, the Company has recorded a provision for S/33,020,000, S/30,587,000 and S/39,108,000, respectively, in the caption “Income Tax” of the consolidated statement of income.
(c)
IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2023, 2022 and 2021, was 29.5 percent, over the taxable income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the SUNAT as of December 31, 2023:

- Interbank: Income Tax returns for the years 2020 to 2023, and Value-Added-Tax returns for the years 2018 to 2023.

- Interseguro: Income Tax returns for the years 2019, 2021 ,2022 and 2023, and Value-Added-Tax returns for the years 2019 to 2023.

- Procesos de Medios de Pago: Income Tax returns, and Value-Added-Tax returns for the years 2019 to 2023.

- Izipay: Income Tax returns and Value-Added-Tax returns for the years 2019 to 2023.

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

Tax periods from 2000 to 2006:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

The most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court declared unfounded the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position of Interbank in the sense that interest in suspense does not constitute taxable income, both in the 2001 Income Tax and in the 2004 Income Tax.

In January 2023, Interbank was notified with Resolution of Compliance No. 4070150000145, that rectified and resettled the debt contained in Resolutions of Determination No. 0120030012106 and No. 0120030012107 related to advance payments of the Income Tax for the period 2003, without any amount to pay.

In March 2023, Interbank was notified with Resolution of Compliance No. 4070150000186 regarding Income Tax for the period 2003, that rectified the tax debt contained in the Resolution of Penalty No. 012-002-0011622, thus reducing said penalty from S/69,000,000 to S/25,000,000. Likewise, Interbank filed the respective Appeal Recourse against Resolution of Compliance No. 4070150000186. In September 2023, Interbank was notified with the Tax Court Resolution No. 07915-4-2023, which revokes Resolution No. 4070150000186, dated March 2023, in relation to the updating of the debt contained in Resolution of Penalty No. 012-002-0011622. Thus, SUNAT must proceed according to what said Resolution mandates, and confirm its content. In October 2023, Interbank was notified with Resolution of Compliance No. 4070150000348, and filed a claim recourse that is pending resolution by the Tax Court.

As of December 31, 2023 the tax liability requested for this concept and other minor contingencies, amounts to approximately S/124,000,000 which includes the tax, fines and interest arrears, out of which S/59,000,000 corresponded to interest in suspense and S/65,000,000 corresponded to other repairs. As of December 31, 2022, the tax liability amounted to S/290,000,000 and includes taxes, fines, and interest arrears.

In February 2023, Interbank was notified with the Tax Court Resolution No. 00227-2-2023, that declared null the Resolution of Intendence No. 0150150002380, of May 2020, in relation to the payments of the Income Tax for the period 2004 in the part referred to interest in suspense and related penalties.

In April 2023, Interbank was notified with Resolution No. 4070150000211, issued in compliance with Resolution No. 00227-2-2023, through which it rectified the determination of payments on account of Income Tax for the year 2004. Interbank presented the respective Appeal, which is pending resolution by the Tax Court.

In August 2023, the Cassation Ruling No. 1035-2022 Lima was published, which resolves the claim filed by SUNAT regarding the Income Tax for the period 2004, with judgment favorable for Interbank.

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000 because as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT. In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified of Resolution No. 09431-9-2022, through which it revoked interest in suspense, financial pro-rata, advance payments and fines. As of today, Interbank is awaiting the Resolution of Compliance.

In October 2023, Interbank was notified with Resolution No. 4070150000358, issued in compliance with Tax Court Resolution No. 09431-9-2022. In November 2023, the respective Appeal was presented, which is pending resolution by the Tax Court.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In December 2023, Interbank was notified with Resolution No. 4070150000379, issued in compliance with Tax Court Resolution No. 09431-9-2022; and presented the respective Appeal, which is pending resolution by the Tax Court.

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court notified of Resolution No. 09451-1-2022, through which it revoked interest in suspense, advance payments coefficient and fines. As of today, Interbank is awaiting the Resolution of Compliance.

Tax period 2010:

In 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. As of today, the procedure has been appealed and it is pending resolution by the Tax Court.

Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. As of December 31, 2023 and 2022, the tax debt claimed by the SUNAT amounted to S/14,400,000 and S/14,000,000, respectively. During 2021 and 2022, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Tax period 2013:

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013.The main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

During 2021, Interbank filed a claim against the Resolution of the Tax Court, this authority confirmed, revoked, and ordered to resettle the aforementioned concepts. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution. In December 2022, the SUNAT through Resolution of Coactive Collection No. 0110060065138, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000, which was paid by Interbank on February 2, 2023; however, the process continues in the Judiciary instance. Interbank recorded this payment as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 10(a).

Tax periods 2014 and 2015:

In September and December, 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2014 and 2015, respectively. During 2021 and 2022, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses.

As of December 31, 2023 and 2022, the tax debt requested in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,600,000 and S/14,000,000, respectively.

Tax period 2017:

In December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2017. In October 2022, SUNAT notified of Resolutions of Determination No. 0120030127896 and No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017 and Income Tax advance payments from January to December 2017, without additional amounts to pay related to the third-category Income Tax; however, in November 2022, Interbank filed a claim recourse on other minor concepts, observed by the SUNAT.

In June 2023, Interbank was notified with the Resolution No. 4070140000600 declaring the claim recourse unfounded. In July 2023, Interbank filed the respective Appeal against said Resolution, which is pending of pronouncement by the Tax Court.

Tax period 2018:

In April 2019, SUNAT notified the start of the final audit process for non-domiciled income tax withholdings corresponding to the year 2018.

In November 2023, SUNAT notified Interbank with Resolution of Determination No. 012-003-0135114, issued regarding the third-category annual Income Tax for the period 2018, Resolutions of Determination No. 012-003-0135102 to No. 012-003-0135113, issued regarding advance payments from January to December 2018 and resolutions of Penalty issued regarding an alleged infringement of Article 178.1 of the Tax Code for the tax and period indicated. The tax debt claimed by SUNAT amounts to S/74,000,000.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In December 2023, the respective claim recourse was filed. To date, said recourse is pending resolution by SUNAT.

Interseguro:

In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding to the year 2020, without additional observations.

Izipay:

As of December 31, 2023 and 2022, Izipay maintains carryforward tax losses amounting to S/71,552,053 and S/82,931,174, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2023 and 2022.

(e)
Peruvian life insurance companies are exempted from the Income Tax on income from assets related to technical reserves for the payment of annuities and retirement, disability and survival annuities of the Private Pension Fund Administration System.
(f)
For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise for the Subsidiaries domiciled in Peru as of December 31, 2023 and 2022.

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing were modified, thus incorporating three new information requirements: the first is a Local Report; the second is a Master Report; and the third is a Country Report. The first entered into effect since 2017 for the operations that occurred during year 2016 and the last two since 2018 for the operations that have occurred since the fiscal year 2017.

(g)
Through Legislative Decree No.1381, published on August 24, 2018, it was incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.
(h)
In July 2018, Act No. 30823 was published, whereby the Congress delegated power to the Executive Branch to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:
(i)
Beginning on January 1, 2019, the treatment applicable to royalties and remuneration for services rendered by non-domiciled persons was modified, eliminating the obligation to pay the amount equivalent to the withholding due to the accounting record of the cost or expense. Now the Income Tax is withheld at the payment of the compensation. For said cost or expense to be deductible for the local company, the remuneration must have been paid to the filing date of the annual tax return for the Income Tax (Legislative Decree No. 1369).
(ii)
The rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established. These rules are applicable to legal entities domiciled in the country, in accordance with the provisions of Article 7 of the Income Tax Act, and legal entities established in the country. The obligation covers non-domiciled legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; c) any of the members of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative Sworn Statement, which must contain the information of the final beneficiary and be submitted, in accordance with the regulations and within the deadlines established by SUNAT.
(iii)
The Tax Code was amended with the purpose of offering taxpayers more assurance regarding the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide SUNAT with tools for its effective implementation (Legislative Decree No.1422).

As part of this amendment, a new assumption of joint and several liability is envisaged, when the tax debtor is subject to the application of the measures provided by Rule XVI in the event that presumed tax avoidance cases are detected; in such case, the joint and several liability shall be attributed to the legal representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations viewed as tax avoidance in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable. The actions, situations and economic relations carried out within the framework of tax planning and implemented on the date of entry into force of Legislative Decree No. 1422 (September 14, 2018) and which continue to have effect, must be evaluated by the Board of Directors of the entity for the purpose of

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

ratification or modification until March 29, 2019, without prejudice to the fact that the management or other managers of the company have approved the aforementioned actions, situations and economic relations.

Likewise, it has been established that the application of Rule XVI, regarding the re-characterization of tax avoidance assumptions, will take place in the final inspection procedures in which acts, events or situations produced since July 19, 2012.

(iv)
Amendments to the Income Tax Act were included, effective as of January 1, 2019, to improve the tax treatment applicable to the following (Legislative Decree No. 1424):

- Income obtained from the indirect transfer of shares of stock or capital representing participations of legal persons domiciled in the country. Among the most significant changes is the inclusion of a new indirect sale assumption, which is triggered when the total amount of the shares of the domiciled legal entity whose indirect disposal is made is equal to or higher than 40,000 UITs.

- Permanent establishments of sole proprietorships, companies and entities of any nature incorporated abroad. For this purpose, new cases of permanent establishment have been included, among them, when the rendering of services in the country occurs, with respect to the same project, service or related one, for a period that exceeds 183 calendar days in total within any period of twelve months.

- The system of credits against Income Tax for taxes paid abroad, to be included in the indirect tax credit (corporate tax paid by foreign subsidiaries) as credit applicable against the Income Tax of domiciled legal persons, to avoid double economic taxation.

- The deduction of interest expenses for the determination of corporate Income Tax. In the years 2019 and 2020, it shall be applicable the debt limit set at up to three times the net equity as of December 31 of the previous year will be applicable, both to loans with related parties, and to loans with third parties contracted since September 14, 2018. Beginning in 2021, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s tax EBITDA. There are some exceptions to this limitation, such as in the case of banks, taxpayers with income lower than 2,500 UITs, infrastructure, public services, among others.

- Supreme Decree No. 402-2021-EF, published on December 30, 2021, and in effect since December 31, 2021, modified the Regulation of the Income Tax Act that regulates the calculation of the taxable EBITDA regarding the limit of debt interest.

(v)
Regulations have been established for the accrual of income and expenses for tax purposes beginning on January 1, 2019 (Legislative Decree No. 1425). Until year 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.
(i)
Supreme Decree No. 430-2020-EF, published on December 31, 2020, approved the Regulation that establishes the financial information that companies of the financial system must provide to SUNAT in the fight against tax evasion and avoidance pursuant to Legislative Decree No. 1434. Such Regulation entered into force on January 1, 2021.

Considering that, said Regulation stablished the concepts that the financial entities must report to SUNAT, which are, among others, cumulative balances and/or amounts, averages or highest amounts and the returns generated in the accounts during the reporting period and are equal or higher than S/30,800 in said period. The information shall be provided to SUNAT semi-annually through informative declarations containing monthly information.

(j)
Law No. 31106 extends until December 31, 2023, the validity of all exemptions in force to date contained in Article 19 of the Income Tax Act.

On this matter, among the extended exemptions that are applicable or related to Interbank’s operations, are the subparagraph i) of Article 19 which indicates that shall be exempted any type of fixed or variable interest rate, in local or foreign currency, that is paid for any deposit or levy pursuant to the Law Banking and Insurance, Law No. 26702, as well as the capital increases of said deposits and levies, in local or foreign currency, except when said income constitute third category income.

(k)
Legislative Decree No. 1529 was published on March 3, 2022, amending the Bankarization Act in order to promote the use of payment means and reduce the minimum amount for the use of payment means, according to the following:

- The minimum amount for the use of Payment Means is two thousand Soles (S/2,000) or five hundred American Dollars (US$500).

- With the purpose of improving the coverage of payment methods and thus broaden the range of traceable operations, Article 3 of the Bankarization Act was amended in order to point out that payment of amounts of money in operations included in said article, for amounts equivalent or higher than 1 UIT, even when the payment is performed partially, can only be performed by using payment methods contemplated by said Act.

- The payment of obligations to non-domiciled natural and/or legal persons that must be performed through payment methods contemplated by said Act, must be performed through either the Financial System Entities (“FSE”), or non-domiciled

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

banking or finance companies, in the cases that the subject performs foreign trade operations, including the obligations derived from the acquisition of property and rights related to the holding of shares and other transferable securities.

- The use of payment methods is deemed complied with only if the payment is performed directly to the lender, supplier and/or service provider, or when said payment is made to a third party designated by the former, provided that such designation is informed to SUNAT prior to the Payment.

- In no case the obligation to use payment methods pursuant to the Act is deemed complied with when the payments are performed through banking or finance companies domiciled in either non-cooperating countries or territories, with low or zero taxation, or permanent establishments (PE) in said countries or territories.

The legislation entered effect on April 1, 2022, except for the amendment referred to the payment of non-domiciled FSEs located in low or zero taxation territories, which was set to enter effect on January 1, 2023.

(l)
Supreme Decree No. 137-2023-EF, published on June 29, 2023, amends Article 30 of the Regulation of the Income Tax Act, which regulates the tax rates applicable to operations with non-domiciled parties. The amendment updates the use of the SOFR rate as predominant preferential rate for the purpose of applying the reduced tax rate of 4.99 percent. Said supreme decree entered effect on June 30, 2023.
18.
Off-balance sheet accounts
(a)
The table below presents the components of this caption:

	2023	2022
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,302,772	4,001,806
Import and export letters of credit	440,708	485,541
	4,743,480	4,487,347
Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 29.2(b)(i):
Forward currency agreements – purchase	1,811,147	1,977,324
Forward currency agreements – sale	2,316,809	4,057,830
Forward foreign currency agreements in other currencies	747,736	292,906
Foreign currency options	279,047	80,151
Swap agreements, see Note 29.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	283,648	644,019
Currency swaps: Soles delivery / receipt in foreign currency	1,087,151	2,028,514
Cross currency swaps	—	224,485
Interest rate swaps	1,530,493	2,424,566
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,578,515	2,579,164
	10,634,546	14,308,959
Responsibilities for credit lines granted (cancellable) (c)	11,295,837	13,213,024
Responsibilities for credit lines – commercial and others (d)	2,015,304	1,545,698
Total	28,689,167	33,555,028

(b)
In the normal course of its operations, the Group performs contingent operations (indirect loans). These transactions expose the Group to additional credit risks to the amounts recognized in the consolidated statement of financial position.

The Group applies the same credit policies for granting and evaluating the provisions required for direct loans when performing contingent operations (see Note 6(a)), including obtaining guarantees when deemed necessary. Guarantees vary and include deposits in financial institutions or other assets.

Taking into account that most of the contingent operations are expected to expire without the Group having to disburse cash, the total committed amounts do not necessarily represent future cash requirements.

(c)
Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Interbank.

(d)
Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

19.
Interest income and expenses, and similar accounts
(a)
This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,353,991	4,207,420	3,274,402
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	(29,404)	41,110	120,193
Interest on investments at fair value through other comprehensive income	1,208,823	1,202,788	928,660
Interest on due from banks and inter-bank funds	367,167	175,401	46,273
Interest on investments at amortized cost	172,602	161,966	130,326
Dividends on financial instruments, Note 5(e) and (f)	42,779	78,928	101,736
Others	4,453	3,689	4,035
Total	7,120,411	5,871,302	4,605,625
Interest and similar expenses
Interest and fees on deposits and obligations	(1,662,139)	(863,335)	(334,212)
Interest and fees on obligations with financial institutions	(474,362)	(234,842)	(156,490)
Interest on bonds, notes and other obligations	(311,665)	(418,821)	(433,774)
Deposit insurance fund fees	(81,171)	(77,920)	(70,670)
Interest on lease payments, Note 8(e)	(5,562)	(9,283)	(14,004)
Others	(57,467)	(57,488)	(48,787)
Total	(2,592,366)	(1,661,689)	(1,057,937)

(*) For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. During 2023, 2022 and 2021, the interest were recorded according to the rescheduled term for approximately S/9,246,000, S/22,930,000 and S/96,627,000, respectively. Likewise, as result of the rescheduling of loans under “Reactiva Peru” program, expenses for approximately S/38,650,000, and income for approximately S/18,180,000 and S/23,566,000, respectively; were recorded.

(b)
The amounts shown in literal (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	5,864,356	4,585,897	3,571,194
Financial assets measured at fair value through other comprehensive income	1,208,823	1,202,788	928,660
Total interest from financial assets calculated at EIR	7,073,179	5,788,685	4,499,854
Financial liabilities measured at amortized cost	2,453,728	1,526,281	938,480

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

20.
Fee income from financial services, net
(a)
For the years ended December 31, 2023, 2022 and 2021, this caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	747,568	705,188	562,542
Income from services (acquirer and issuer role) (b)	738,177	523,313	—
Banking service fees	208,420	248,175	249,843
Brokerage and custody services (c)	5,811	5,836	8,457
Others	36,393	34,438	—

Performance obligations over time:
Funds management	137,137	153,948	184,703
Contingent loans fees	68,355	70,038	64,964
Collection services	60,648	60,931	52,955
Commission for loans rescheduling “Reactiva Peru” program	9,343	16,909	23,722
Others	19,414	23,259	37,293
Total (d)	2,031,266	1,842,035	1,184,479
Expenses
Expenses for services (acquirer and issuer role) (b)	(339,846)	(238,997)	—
Credit cards	(199,464)	(164,722)	(128,580)
Commissions Mastercard - Visa	(85,741)	(56,845)	—
Credit life insurance premiums	(71,796)	(97,378)	(102,844)
Local banks fees	(58,956)	(50,192)	(36,836)
Foreign banks fees	(26,285)	(24,920)	(31,767)
Commission for loans rescheduling “Reactiva Peru” program	(12,930)	(22,373)	(26,215)
Registry expenses	(1,466)	(2,046)	(3,009)
Brokerage and custody services (c)	(675)	(961)	(824)
Others	(55,645)	(46,215)	(30,596)
Total	(852,804)	(704,649)	(360,671)
Net	1,178,462	1,137,386	823,808

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, month in which Izipay becomes a Subsidiary of IFS.
(c)
As of December 31, 2023, 2022 and 2021, the Group has recognized net income for transactions carried out on behalf of its clients amounting to S/5,136,000, S/4,875,000 and S/7,633,000, respectively.
(d)
Fee income by geographic distribution for the years ended December 31, 2023, 2022 and 2021 is presented below:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Country
Peru	1,931,303	1,720,865	1,046,471
Panama	99,963	121,170	138,008
Total	2,031,266	1,842,035	1,184,479

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

21.
Other income and (expenses)
(a)
This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	28,743	22,000	—
Gain from sale of written-off-loans (c)	18,770	19,177	11,848
Profit from sale of property, furniture and equipment, Note 8(d)	15,300	11,780	—
Other technical income from insurance operations	10,163	6,489	8,115
Services rendered to third parties	7,512	7,611	6,836
Income from ATM rentals	5,365	6,459	4,944
Gain from refunds and penalties	—	18,783	—
Income from investments in associates (b)	—	18,692	33,378
Fair value adjustment of the participation held by Interbank in Izipay, Note 1(d)	—	222,513	—
Others	70,847	66,677	24,377
Total other income	156,700	400,181	89,498
Other expenses
Commissions from insurance activities	(42,400)	(90,168)	(37,920)
Administrative and tax penalties	(20,198)	(7,317)	(2,672)
Provision for accounts receivable	(13,847)	(5,684)	(1,123)
Cost of sale of POS equipment	(12,819)	(27,366)	—
Sundry technical insurance expenses	(10,066)	(11,048)	(65,757)
Expenses related to rental income	(5,814)	(7,521)	(4,026)
Donations	(4,529)	(4,712)	(4,991)
Provision for sundry risk	(4,138)	(12,661)	(14,872)
Write-off of intangibles, Note 9(a)	(3,455)	(6,266)	(10,371)
Others (*)	(67,726)	(67,901)	(68,460)
Total other expenses	(184,992)	(240,644)	(210,192)

(*) During the year 2023 and 2022, corresponds mainly to expenses for operational write-offs and technological failures, among other minor expenses. During 2021, correspond mainly to non-recurring expenses derived from the Covid-19 pandemic (implementation of safety protocols and remote working, among others).

(b)
As of December 31, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until the date of its acquisition, see Note 1(d).

(c)
During the years 2023, 2022 and 2021, Interbank sold written-off loan portfolios, in cash and to non-related third parties. The nominal value of the credits sold amounted to S/1,300,296,000, S/973,966,000 and S/501,540,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

22.
Result from insurance activities, before expenses

(a) This caption is comprised of the following:

	2023				2022
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	49,191	3,609	27,978	80,778	43,496	1,945	25,320	70,761
Change in Risk adjustment for non-financial risk	1,476	255	(1,850)	(119)	1,562	(828)	2,014	2,748
Insurance service expenses and expected claims incurred	69,145	273,396	62,348	404,889	76,567	266,433	42,398	385,398
Recovery of cash for insurance acquisition	3,489	273	6,613	10,375	1,159	121	2,078	3,358

Contracts measured under PAA:
Premiums assigned to the period	220,616	—	4,097	224,713	208,446	—	6,464	214,910
	343,917	277,533	99,186	720,636	331,230	267,671	78,274	677,175

Insurance service expenses -
Claims incurred expenses and other expenses	(108,805)	(798,733)	(114,753)	(1,022,291)	(118,621)	(813,703)	(92,950)	(1,025,274)
Onerous contract losses and loss reversion	38,101	(37,190)	11,636	12,547	5,872	(174,608)	5,854	(162,882)
Amortization of insurance acquisition cash flows	(120,123)	(273)	(6,613)	(127,009)	(116,088)	(121)	(2,078)	(118,287)
Changes to liabilities for incurred claims	(58,030)	477,027	64,182	483,179	11,757	521,781	49,033	582,571
	(248,857)	(359,169)	(45,548)	(653,574)	(217,080)	(466,651)	(40,141)	(723,872)
Insurance service results	95,060	(81,636)	53,638	67,062	114,150	(198,980)	38,133	(46,697)
Reinsurance income	—	—	—	(6,889)	—	—	—	(16,417)
Financial result of insurance operations (b)	—	(542,361)	(30,806)	(573,167)	—	(522,725)	19,338	(503,387)
Result from insurance activities (**)	95,060	(623,997)	22,832	(512,994)	114,150	(721,705)	57,471	(566,501)
(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/334,602,000 and S/313,647,000 as of December 31, 2023 and 2022, respectively. See also financial information by segments in Note 27.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b) The composition of the financial result of insurance operations, is as follows:

	2023			2022
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(10,499)	(10,499)	—	27,284	27,284
Interest credited	(541,468)	(23,088)	(564,556)	(523,539)	(9,526)	(533,065)
Changes in interest rate and other financial hypotheses	(433)	3,257	2,824	754	1,728,374	1,729,128
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	4	(621)	(617)	(16)	(1,729,032)	(1,729,048)
	(541,897)	(30,951)	(572,848)	(522,801)	17,100	(505,701)

Financial income from insurance contracts -
Interest credited	(388)	(1,086)	(1,474)	76	72	148
Effect of changes in interest rates and other financial hypotheses	(76)	1,130	1,054	—	(1,451)	(1,451)
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	101	101	—	3,617	3,617
	(464)	145	(319)	76	2,238	2,314
Result from insurance activities	(542,361)	(30,806)	(573,167)	(522,725)	19,338	(503,387)

(c) The composition of net premiums net for the period 2021, according to IFRS 4, is as follows:

	Premiums assumed	Adjustment of technical reserves	Gross premiums (*)	Premiums ceded to reinsurers	Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	614,899	(291,076)	323,823	—	323,823
Group life	136,743	(2,189)	134,554	(4,779)	129,775
Individual life	182,032	(76,339)	105,693	(5,494)	100,199
Retirement (disability and survival) (***)	8,418	(9,661)	(1,243)	(534)	(1,777)
Others	2	(13,595)	(13,593)	—	(13,593)
Total life insurance	942,094	(392,860)	549,234	(10,807)	538,427
Total general insurance	109,303	(2,405)	106,898	(58)	106,840
Total general	1,051,397	(395,265)	656,132	(10,865)	645,267

(*) It includes the annual variation of technical reserves and unearned premiums.

(**) The variation of the adjustment of technical reserves is due mainly to aging over time.

(***) In April 2016, the Congress of the Republic of Peru approved the amendment of the Private Pension System Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, to offset the contraction of retirement income because of the aforementioned amendment to the SPP Act, Interseguro launched the products “Renta Particular Plus” and “Renta Particular Plus – Vitalicio”. During year 2021, premiums collected for “Renta Particular Plus – Vitalicio” amounted to S/57,479,000 and for “Renta Particular Plus” amounted to S/219,347,000. In 2021, retirement premiums amounted to S/3,713,000.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d) The composition of net claims and benefits incurred for life insurance contracts and others, according to IFRS 4, is as follows:

	Gross claims and benefits	Ceded claims and benefits	Net insurance claims and benefits
	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(687,208)	—	(687,208)
Group life	(124,308)	11,222	(113,086)
Individual life	(37,049)	8,789	(28,260)
Retirement (disability and survival)	(53,089)	6,505	(46,584)
Others	(14,539)	11	(14,528)
General insurance	(27,691)	11	(27,680)
	(943,884)	26,538	(917,346)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

23. Salaries and employee benefits

This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Salaries	655,665	589,773	567,938
Vacations, health insurance and others	87,996	81,581	74,924
Social security	66,331	62,637	60,802
Severance indemnities	49,265	44,447	44,277
Workers’ profit sharing	38,018	92,042	59,441
Total	897,275	870,480	807,382

The average number of employees for the years 2023, 2022 and 2021 was 8,333, 8,076 and 7,378 respectively.

24. Administrative expenses

(a)
This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	1,202,017	1,104,822	909,212
Taxes and contributions	77,202	64,008	44,452
Rental expenses (c) and Note 8(e)	9,643	10,958	11,841
Total	1,288,862	1,179,788	965,505

(b)
Services received from third parties correspond mainly to computer equipment repair and maintenance services, credit cards associated expenses, securities transportation services, agency rentals, advertising and public relations, customer loyalty programs, marketing on digital media, telecommunications, professional fees, among others.
(c)
During the years 2023, 2022 and 2021 corresponds to disbursements made for short-term leases and low value assets, see Note 3.4(k).
25.
Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2021
Balance as of January 1, 2021	115,423	115,423	365	115,423
Sale of treasury stock	1	1	267	1
Purchase of treasury stock	(6)	(6)	274	(5)
Balance as of December 31, 2021	115,418	115,418		115,419
Net earnings attributable to IFS’s shareholders S/(000)				1,790,155
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				15.510
Year 2022
Balance as of January 1, 2022	115,418	115,418	365	115,418
Balance as of December 31, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders S/(000)				1,668,026
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.452
Year 2023
Balance as of January 1, 2023	115,418	115,418	365	115,418
Sale of treasury stock	1	1	277	1
Purchase of treasury stock	(939)	(939)	158	(407)
Balance as of December 31, 2023	114,480	114,480		115,012
Net earnings attributable to IFS’s shareholders S/(000)				1,072,728
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.327

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

26.
Transactions with related parties and affiliated entities
(a)
The table below presents the main transactions with related parties and affiliated entities as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021:

	2023	2022
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	1,165	99
Investments at fair value through other comprehensive income	64,229	58,378
Loans, net (b)	1,686,288	1,317,453
Accounts receivable	87,902	117,273
Other assets	21,260	32,043

Liabilities
Deposits and obligations	1,066,505	1,040,975
Other liabilities	6,522	3,215

Off-balance sheet accounts
Indirect loans (b)	76,652	89,707

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	95,604	72,334	68,166
Rental income	25,532	31,428	30,873
Valuation of financial derivative instruments	106	149	180
Interest and similar expenses	(39,749)	(16,821)	(3,065)
Administrative expenses	(38,711)	(33,758)	(44,249)
Others, net	60,312	51,241	31,392

(b)
As of December 31, 2023 and 2022, the detail of loans is the following:

	2023			2022
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,389,463	3,557	1,393,020	1,108,276	18,832	1,127,108
Associates	296,825	73,095	369,920	209,177	70,875	280,052
	1,686,288	76,652	1,762,940	1,317,453	89,707	1,407,160

(c)
As of December 31, 2023 and 2022, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of December 31, 2023 and 2022, direct loans to employees, directors and executives amounted to S/209,671,000 and S/211,715,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)
The Group’s key personnel basic remuneration for the years ended December 31, 2023, 2022 and 2021, is presented below:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Salaries	28,325	26,964	24,768
Board of Directors’ compensations	3,151	3,923	2,861
Total	31,476	30,887	27,629

(e)
As of December 2023, the Group holds participation in different mutual funds that are managed by Interfondos, which are classified as investments at fair value through profit or loss and amount to S/7,358,000.
(f)
In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

27.
Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments –

It provides mainly administration services, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment are considered thereafter.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2023, 2022 and 2021.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2023, 2022 and 2021:

	2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	7,812,858	1,695,222	291,408	829,766	(199,126)	10,430,128
Inter-segment	(126,620)	(4,975)	(1,386)	(13,862)	146,843	—
Total income	7,686,238	1,690,247	290,022	815,904	(52,283)	10,430,128
Consolidated statement of income data
Interest and similar income	6,076,020	851,648	183,926	9,255	(438)	7,120,411
Interest and similar expenses	(2,363,800)	(126,704)	(98,370)	(4,907)	1,415	(2,592,366)
Net interest and similar income	3,712,220	724,944	85,556	4,348	977	4,528,045
(Loss) recovery to impairment of loans	(1,981,988)	—	170	—	—	(1,981,818)
(Loss) recovery due to impairment of financial investments	15	(7,858)	347	—	(4)	(7,500)
Net interest and similar income after impairment loss on loans	1,730,247	717,086	86,073	4,348	973	2,538,727
Fee income from financial services, net	813,279	(13,431)	146,223	345,583	(113,192)	1,178,462
Net (loss) gain on sale of financial investments	(660)	9,948	(2,857)	—	—	6,431
Other income (expenses)	495,500	112,990	(37,332)	45,942	(65,716)	551,384
Result from insurance activities, before expenses	—	(178,379)	—	—	(13)	(178,392)
Depreciation and amortization	(271,526)	(21,658)	(15,018)	(55,144)	(15,692)	(379,038)
Other expenses	(1,678,356)	(352,933)	(138,589)	(277,578)	76,327	(2,371,129)
Income (loss) before translation result and Income Tax	1,088,484	273,623	38,500	63,151	(117,313)	1,346,445
Exchange difference	(15,969)	18,430	761	(2,347)	7,552	8,427
Income Tax	(216,366)	—	(3,081)	(27,735)	(28,414)	(275,596)
Net profit (loss) for the year	856,149	292,053	36,180	33,069	(138,175)	1,079,276
Attributable to:
IFS’s shareholders	856,149	292,053	36,180	33,069	(144,723)	1,072,728
Non-controlling interest	—	—	—	—	6,548	6,548
	856,149	292,053	36,180	33,069	(138,175)	1,079,276

(*) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022
	Banking (**)	Insurance	Wealth management	Payments (***)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (*)
Third party	6,459,232	1,663,992	75,706	595,360	138,647	8,932,937
Inter-segment	(125,848)	(3,288)	(1,668)	(12,548)	143,352	—
Total income	6,333,384	1,660,704	74,038	582,812	281,999	8,932,937
Consolidated statement of income data
Interest and similar income	4,774,378	940,894	155,116	1,569	(655)	5,871,302
Interest and similar expenses	(1,476,942)	(130,049)	(50,306)	(1,269)	(3,123)	(1,661,689)
Net interest and similar income	3,297,436	810,845	104,810	300	(3,778)	4,209,613
(Loss) recovery to impairment of loans	(832,919)	—	2,368	—	—	(830,551)
Loss due to impairment of financial investments	(732)	(26)	(11,981)	—	(13)	(12,752)
Net interest and similar income after impairment loss on loans	2,463,785	810,819	95,197	300	(3,791)	3,366,310
Fee income from financial services, net	797,711	(7,160)	163,325	258,728	(75,218)	1,137,386
Net loss on sale of financial investments	(2,891)	(1,613)	(9,781)	—	—	(14,285)
Other income	478,308	47,536	(234,702)	36,040	229,528	556,710
Result from insurance activities, before expenses	—	(252,854)	—	—	—	(252,854)
Depreciation and amortization	(257,210)	(23,682)	(15,044)	(30,185)	(10,105)	(336,226)
Other expenses	(1,673,581)	(318,528)	(130,453)	(202,565)	34,215	(2,290,912)
Income (loss) before translation result and Income Tax	1,806,122	254,518	(131,458)	62,318	174,629	2,166,129
Exchange difference	(22,800)	950	(7,146)	2,316	1,202	(25,478)
Income Tax	(409,201)	—	(2,791)	(23,560)	(26,985)	(462,537)
Net profit (loss) for the year	1,374,121	255,468	(141,395)	41,074	148,846	1,678,114
Attributable to:
IFS’s shareholders	1,374,121	255,468	(141,395)	41,074	138,758	1,668,026
Non-controlling interest	—	—	—	—	10,088	10,088
	1,374,121	255,468	(141,395)	41,074	148,846	1,678,114

(*) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

(**) Includes 50 percent of Interbank’s participation in Izipay until March 2022, date on which Izipay becomes a subsidiary of the Group, see Note 1(d).

(***) As of December 31, 2022, the payments segment corresponds to the profit generated by Izipay during the nine-month period ended December 31, 2022.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2021
	Banking (**)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (*)
Third party	4,866,775	1,676,185	487,339	(49,914)	6,980,385
Inter-segment	(99,094)	(383)	(3,402)	102,879	—
Total income	4,767,681	1,675,802	483,937	52,965	6,980,385
Consolidated statement of income data
Interest and similar income	3,636,810	802,961	154,328	11,526	4,605,625
Interest and similar expenses	(893,060)	(117,531)	(39,840)	(7,506)	(1,057,937)
Net interest and similar income	2,743,750	685,430	114,488	4,020	3,547,688
Impairment loss on loans	(379,034)	—	(2,543)	—	(381,577)
(Loss) recovery due to impairment of financial investments	(527)	33,198	(1,615)	(158)	30,898
Net interest and similar income after impairment loss on loans	2,364,189	718,628	110,330	3,862	3,197,009
Fee income from financial services, net	677,461	(6,802)	196,959	(43,810)	823,808
Net gain on sale of financial investments	99,938	146,797	3,623	268	250,626
Other income	452,566	87,919	132,429	(17,898)	655,016
Total net premiums earned minus claims and benefits	—	(272,037)	—	(42)	(272,079)
Depreciation and amortization	(245,432)	(25,035)	(14,977)	5,754	(279,690)
Other expenses	(1,542,487)	(325,242)	(128,444)	13,094	(1,983,079)
Income (loss) before translation result and Income Tax	1,806,235	324,228	299,920	(38,772)	2,391,611
Exchange difference	7,241	(51,493)	(7,570)	(37,498)	(89,320)
Income Tax	(453,198)	—	(8,805)	(40,109)	(502,112)
Net profit (loss) for the year	1,360,278	272,735	283,545	(116,379)	1,800,179
Attributable to:
IFS’s shareholders	1,360,278	272,735	283,545	(126,403)	1,790,155
Non-controlling interest	—	—	—	10,024	10,024
	1,360,278	272,735	283,545	(116,379)	1,800,179

(*) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

(**) Includes 50 percent of Interbank’s profit from Izipay, which were recorded in the caption “Other income”.

	2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	327,513	21,184	6,430	89,646	163	444,936
Total assets	68,437,614	15,225,254	4,374,266	1,196,049	391,596	89,624,779
Total liabilities	60,380,895	14,787,105	3,453,408	946,660	48,610	79,616,678

	2022
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,599	3,443	92,133	1,004	397,066
Total assets	66,977,277	14,133,681	5,102,598	902,610	365,923	87,482,089
Total liabilities	59,498,433	13,769,222	4,208,369	686,292	(106,454)	78,055,862

(*) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2023, is S/10,185,755,000 in Peru and S/244,373,000 in Panama (for the year ended December 31, 2022, was S/8,905,940,000 in Peru and S/26,997,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2023 is S/85,387,995,000 in Peru and S/4,236,784,000 in Panama (for the year ended December 31, 2022, was S/82,507,472,000 in Peru and S/4,974,617,000 in Panama).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

28.
Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2023 and 2022, are presented below.

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,246,480	1,404,581
Reinsurance contacts assets	—	—	—	26,287	26,287
	1,714,641	21,246,569	444,878	61,651,344	85,057,432
Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	—	—	12,207,536	12,207,536
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591
	145,395	—	—	79,189,802	79,335,197

	As of December 31, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	919,767	1,435,567
Reinsurance contacts assets	—	—	—	34,053	34,053
	2,448,793	17,038,942	512,884	63,294,936	83,295,555
Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance and reinsurance contract liabilities	—	—	—	11,231,321	11,231,321
Other accounts payable, provisions and other liabilities	297,038	—	—	2,533,292	2,830,330
	297,038	—	—	77,378,091	77,675,129

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

29.
Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

 Credit risk: possibility of loss due to inability or lack to pay of debtors, counterparts or third parties bound to comply with their contractual obligations.

 Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; it generally includes the following types of risk: exchange rate; fair value by interest rate, price, among others.

 Liquidity risk: possibility of loss due to noncompliance with the requirements of financing and fund application that arise from mismatches of cash flows.

 Insurance risk: possibility that the actual cost of claims and payments will differ from the estimates.

 Real estate risk: possibility of significant loss in rental income due to the insolvency of the lessee or, a decrease in the market value of real estate investments.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

Also, the Audit Committee is responsible of assisting the Board of Directors in the monitoring and supervising, thus helping to ensure:

 The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

 The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

 The compliance of the legal and regulatory framework.

 The qualification and independence of external auditors.

 The performance of external auditors.

 The implementation by Management of an adequate internal control system, in particular the internal control system over the financial report.

The Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the suitability of the principles and accounting policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers, Audit Committee and the Board of Directors.

(a)
Structure and organization of risk management -

The Group’s risk management structure and organization for each of its Subsidiaries is as follows:

(i)
Interbank -

Board of Directors

Interbank’s Board of Directors is responsible for establishing an appropriate and integral risk management and promoting an internal environment that facilitates its development. The Board is continuously informed about the exposure degree of the various risks managed by Interbank.

The Board has created several specialized committees to which it has delegated specific tasks to strengthen risk management and internal control.

Audit Committee

The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of three members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal Affairs and other executives may also participate therein, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Comprehensive Risk Management Committee

The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the exposure degree to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of two Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.

Assets and Liabilities Committee

The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk.

Internal Audit Division -

Risk management processes of Interbank are monitored by the Internal Audit Division, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(ii)
Interseguro -

Board of Directors

The Board of Directors is responsible for the overall approach to risk management and it is responsible for the approval of the policies and strategies currently used. The Board of Directors provides the principles for overall risk management, as well as the policies prepared for specific areas, such as foreign exchange risk, interest rate risk, credit risk and the use of derivative and non-derivative financial instruments.

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting process are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro, being at least one of them an Independent Director, who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible of defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the Chief Executive Officer.

Investment Committee

The Investment Committee is responsible of approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of several Board Members, the Chief Executive Officer and the Vice-President of Investments.

Internal Audit Division

Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system and verifies the compliance of the legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(iii)
Inteligo Bank -

Inteligo Bank’s Board of Directors is responsible for the establishment and monitoring of the risk administration policies. To manage and monitor the various risks Inteligo Bank is exposed to, the Board of Directors has created the Credit and Investment Committee, the Assets and Liabilities Committee, the Credit Risk Committee and the Audit Committee.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(iv)
Izipay -

The Board of Izipay is responsible for the approval of risk management policies. Likewise, in order to monitor the risks to which Izipay is exposed, the Board has created the Risks and Compliance Committee and the Audit Committee.

The Group, through its different risk management bodies, has been monitoring and implementing in its Subsidiaries, diverse measures to address and counter the negative effects caused by the political and social context in the country and the pandemic, which began in March 2020.

(b)
Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing the making of better risk decisions in the different stages or life cycle of client or product.

Said models and tools are permanently monitored and periodically validated to assure that the levels of prediction and performance are being maintained and to make the corrective actions or adjustments, when needed.

(c)
Risk mitigation and risk coverage -

To mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

 Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

 Review and assessment of diverse financial risks, through specialized units of risk screening;

 Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

 Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

 Procedures for guarantees managing.

Likewise, as part of its comprehensive risk management, in certain circumstances the Group uses derivative financial instruments to mitigate its risk exposure, which arises from the variations in interest rates and foreign exchange rates.

(d)
Risk concentration -

Through its policies and procedures, the Group has established the guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

29.1.
Credit risk
(a)
The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes. Additionally, as consequence of the political, economic and social context that arose during 2022 and 2021, see Note 1(b), and the high uncertainty of the intensity of the El Niño event in 2023, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2023, 2002 and 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

(b)
The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk, which arise mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

As of the date of the consolidated statement of financial position and under IFRS 9, impairment allowances are established for expected credit losses. Significant changes in the economy or in the particular situation of an economic sector that represents a concentration in the Group’s portfolio could result in losses that are different from those provisioned for as of the date of the consolidated statement of financial position.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

The Group’s exposure to credit risk is managed through the regular assessment of debtors and their potential capability to pay the principal and interest of their obligations, and through the change in exposure limits, when appropriate.

The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of collaterals.

Policies and procedures for management and valuation of guarantees -

Collateral required for financial assets other than the loan portfolio are determined according to the nature of the instrument. However, debt instruments, treasury papers and other financial assets are in general not guaranteed, except for securities guaranteed with similar assets and instruments.

The Group has policies and guidelines established for the management of collateral received to back loans granted. The assets that guarantee loan operations bear a certain value prior to the loan approval and the procedures for their updating are described in the internal rules. To manage guarantees, the Group operates specialized divisions for the establishment, management and release of guarantees.

Collateral that back loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

 Easy convertibility into cash.

 Proper legal documentation, duly registered with the corresponding public registry.

 Do not have previous obligations that could reduce their value.

 Their fair value must be updated.

Long-term loans and fundings granted to corporate entities are generally guaranteed. Consumer loans granted to small companies are not generally guaranteed.

Management monitors the fair value of collateral, and with the purpose of mitigating credit losses, requests additional collateral to the counterparty as soon as impairment evidence exists. The proceeds from the settlement of the collateral obtained are used to reduce or repay the outstanding claim.

In the case of derivative financial instruments, the Group maintains strict control limits on net open derivative positions (the difference between purchase and sale contracts), both in amount and term. The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when its fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other securities are not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(c)
Maximum exposure to credit risk -

As of December 31, 2023 and 2022, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, As of December 31, 2023 and 2022, the main captions were formed as follows:

-76.0 percent and 74.2 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;

-85.3 percent and 89.8 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

-89.8 percent and 92.6 percent, respectively, of loans is deemed non-past-due and non-impaired. It is worth mentioning that, because of the effects of the Covid-19 pandemic, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans related to Covid-19 as of December 31, 2023 and 2022 amounts approximately to S/3,513,905,000,000 and S/5,048,978,000, respectively. Additionally, as a consequence of “Reactiva Peru” program, the Group has rescheduled loans that meet certain requirements, therefore, the balance of credits rescheduled under this program as of December 31, 2023 and 2022, amounts approximately to S/730,508,000 and S/1,473,770,000, respectively. Likewise, during 2023, the Group made rescheduling to its retail clients that were affected by social conflicts, natural disasters, and other resolutions for S/1,979,342,000.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-90.2 percent and 88.0 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

-97.2 percent and 97.7 percent of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.

-In addition, as of December 31, 2023 and 2022, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events. As of December 31, 2023 the loans amount approximately to S/588,659,000 (S/200,177,000 in direct loans and S/388,482,000 in indirect loans) and investments in fixed income instruments amount approximately to S/1,011,043,000 (as of December 31, 2022 the loans amount approximately to S/712,662,000 (S/163,534,000 in direct loans and S/549,128,000 in indirect loans) and investments in fixed income instruments amount approximately to S/1,036,763,000).

(d)
Impairment assessment for loan portfolios -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition as evaluated on a collective or individual basis considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in Note 3.4(i).

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

- All direct and indirect (contingent) loans related to stand-by letters, guarantees, bank guarantees and letters of credit; except loans under legal collection do not have a payment agreement and for short-term reasons, certain clients that belong to the infrastructure sector.

- Debt instruments measured at amortized cost or at fair value through other comprehensive income.

The expected credit loss is estimated collectively for each loan portfolio with shared similar risk characteristics. Not only default indicators, but all information such as: macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition, remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped based on the Group's internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location, type of guarantee, among other relevant factors.

Expected losses are calculated under the identification and multiplication of the following risk parameters:

- Probability of Default (PD): It is the likelihood of a default over a particular time horizon that the counterpart will be unable to meet its debt obligations in a certain term and with it is cataloged as default.

- Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).

- Exposure at Default (EAD): Represents the total value that the Group can lose upon default of a counterpart.

(d.1) Definition of default:

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

- The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or

- The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower presents default, the Group considers the following indicators:

-
Qualitative: contracts in judicial and prejudicial proceedings.
-
Quantitative: contracts in default for more than 90 days; and
-
Based on data prepared internally and obtained from external sources such as:
-
Significant changes in indicators of credit risk
-
Significant changes in external market indicators
-
Real or expected significant change in the external and/or internal credit rating
-
Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations.
-
Real or expected significant change in the operating results of the borrower
-
Existing or future adverse changes in the regulatory, economic, or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Likewise, losses recognized in the period are affected by several factors, such as:

-
Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in their risk since initial recognition or they present impairment at the analysis date, respectively. As a result, lifetime expected losses are calculated.
-
Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.
-
Impact on the measurement of expected losses due to changes in the models and assumptions used.
-
Additional provisions for new financial instruments reported during the period.
-
Periodic reversals of the discount of expected losses due to the passage of time, as they are measured based on the present value.
-
Financial assets written off during the period.
-
Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1) Internal rating and PD:

The Group’s loans are segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

-
Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)
-
Small Business Banking
-
Commercial Banking (Corporate, Institutional, Companies and Real estate)

In the case of Interbank, its Credit Risk Department determines its risk level according to the following classification, as of December 31, 2023 and 2022:

2023
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	7.12%	7.13% - 16.98%	16.99%
	Mortgage	2.07%	2.08% - 6.80%	6.81%
	Payroll loans	2.80%	2.81% - 6.43%	6.44%
Personal Banking	Consumer	9.32%	9.33% - 20.78%	20.79%
	Vehicular	9.13%	9.14% - 22.90%	22.91%

Small Business Banking		15.26%	15.27% - 31.69%	31.70%

	Corporate	0.22%	0.22%	0.22%
Commercial Banking	Institutional	0.55%	0.55%	0.55%
	Companies	5.23%	5.24% - 9.67%	9.68%
	Real estate	3.71%	3.71%	3.71%

2022
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	7.36%	7.37% - 17.52%	17.53%
	Mortgage	1.15%	1.16% - 3.76%	3.77%
	Payroll loans	3.94%	3.95% - 16.89%	16.90%
Personal Banking	Consumer	7.94%	7.95% - 18.15%	18.16%
	Vehicular	3.24%	3.25% - 9.09%	9.10%

Small Business Banking		15.05%	15.06% - 24.59%	24.60%

	Corporate	0.28%	0.28%	0.28%
Commercial Banking	Institutional	0.28%	0.28%	0.28%
	Companies	3.72%	3.73% - 6.84%	6.85%
	Real estate	1.66%	1.66%	1.66%

(*) The probability of default are exclusively those determined by the statistical model and, therefore, do not include the subsequent adjustments to the model, detailed in Note 29.1 (d.7).

The main objective of the scoring or rating is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

These rating models are monitored on a regular basis because with time passing some factors may have a negative impact on the model’s discriminating power, and stability due to changes in the population or its characteristics.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Each rating has an associated PD, which is adjusted to incorporate prospective information. This is replicated for each macroeconomic scenario, as appropriate.

To calculate the PD, two differentiated methodologies have been developed, which are described below:

-
Transition matrixes

Its objective is to determine the probability of default over a 12-month horizon based on the maturity of the operation, by analyzing the conditional probability of transition from one credit rating state to another. This method is suitable for loans with high exposure and wide data availability. The intention is to calculate the PD based on the maturity of the operation.

-
Default ratio

Its objective is to determine the probability of default over a 12-month horizon based on the level of risk with which the operation begins, based on a counting analysis and the percentage of cases that report a default mark. This method is suitable for loans with poor data availability by type of maturity.

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio

Personal banking:
Credit cards	X
Mortgage	X
Payroll loans	X
Consumer		X
Vehicular		X
Small business banking		X
Commercial banking
Corporate		X
Institutional		X
Companies	X
Real estate		X

Likewise, for commercial sector clients, Interbank has implemented a system that allows to monitor more personalized way, based on warnings, changes in rating, reputation problems, among others.

On the other hand, at each reporting date, for indirect loans (contingent), as happens for direct loans, the expected loss is calculated depending on the stage in which each operation is located; that is, if it is in Stage 1, the expected loss is calculated with a 12-month view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.

The Group considers the changes in credit risk based on the probability that the borrower will fail to comply with the loan agreement.

As of December 31, 2023 and 2022, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, for circumstantial reasons; were exposed to national and international events, as well as loans under legal collection that do not have payment agreement. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

The criteria established to assign the risk to each one of the operations that are evaluated under an individual evaluation use the following combination of factors: quantitative, qualitative and financial.

To estimate the PD for the lifetime of a financial asset, a transformation to a 12-month PD is made according to the year of remaining life. That is, the PD is determined for a lifetime by an exponentiation of the 12-month PD.

At Inteligo Bank, both for Personal Banking and Commercial Banking, the internal model developed (scorecard) assigns 5 levels of credit risk: low, medium low, medium, medium high, and high. This methodology evaluates the scoring, increase or decrease of risks, taking into consideration the loan structure and the type of client; therefore, there is one scorecard for Personal Banking and another for Commercial Banking.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.2) Loss Given Default (LGD):

It is an estimated loss in case of default. It is the difference between contractual cash flows due and those expected to be received, including guarantees. Generally, it is expressed as an EAD percentage.

In the case of Interbank, the calculation of the LGD has been developed under three differentiated methods, which are described below:

-
Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 100 months and 88 months, as of December 31, 2023 and 2022, respectively.

-
Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 100 months and 88 months, as of December 31, 2023 and 2022, respectively. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.

This methodology is applied to the Mortgage and Commercial Banking loan portfolios.

In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

(d.3) Exposure at default (EAD):

Exposure at default represents the gross carrying amount of financial instruments subject to impairment, which involves both the client's ability to increase exposure as default approaches and possible early repayments. To calculate the EAD of a loan in Stage 1, potential default events are evaluated over a 12- month horizon. For financial assets in Stage 2 and Stage 3, exposure at default is determined over the life of the instrument.

A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; and another methodology that is based on building the credit risk factor for those portfolios that allow the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

(d.4) Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group's internal credit risk management process.

In certain cases, using its expert credit judgment and, where possible, with relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators that may not be captured by a timely quantitative analysis.

At each reporting date, expected losses are calculated depending on the stage of each loan, as each one is evaluated with a different life period.

-
Stage 1 -

12-month expected losses are calculated. For this, the following risk parameters are multiplied: the 12-month forward-looking PD for year 1 of the remaining life, the client's LGD, and the EAD for year 1 of the remaining life for operations with payment schedule or the balance as of the reporting date for operations without payment schedule.

-
Stage 2 -

Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client's LGD, and the EAD of the corresponding year of remaining life, and then the summation is done. For operations without payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client's LGD, and the balance as of the reporting date.

-
Stage 3 -

Expected losses are calculated by multiplying the PD (equal to 100 percent) by the client’s LGD and the balance as of the reporting date.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group classifies the operations with a significant increase in the risk of each portfolio such as marked refinanced operations, operations with arrears longer than 30 days (for all portfolios except Mortgages that considers arrears longer than 60 days), or operations marked “Leave” or “Reduce” in the surveillance system for the Commercial Banking portfolio.

Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. As of December 31, 2023, the Group has established a range of simple average absolute variation of 7.5 percent and a simple average relative variation of 417.2 percent (a range of simple average absolute variation of 7 percent and a simple average relative variation of 588 percent, as of December 31, 2022).

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (Stage 2):

-
Rescheduled loans.
-
Infraction to the covenants.
-
Forced interventions by governments in the primary and secondary markets of obligors.
-
Involvement of the borrower in illicit, political and fraud business.
-
Impairment of guarantees (underlying assets).
-
Arrears or short and frequent failures to pay installments.
-
Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.
-
Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

On the other hand, the Group monitors the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

- Criteria are able to identify significant increases in credit risk before an exposure is in default;

- The average time between the identification of a significant increase in credit risk and default is reasonable;

- Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and

- There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.

Subsequently, the expected loss of each scenario (optimistic, base and pessimistic) is calculated as the sum of the expected loss of each Stage. Finally, the expected loss of the portfolio is calculated by assigning weights to each scenario based on their respective probability of occurrence.

An operation shall migrate from Stage 1 to Stage 2 due to significant risk increase, if comparing the current PD with the PD at the moment it was generated it is observed an increase (relative and absolute variation) in the PD that exceeds the established thresholds.

On the other hand, the methodology introduces the concept of cure for the Mortgage, Corporate and Business portfolios. According to this concept, a loan in Stage 3 that has been recovered through the payment of the debt, does not migrate directly to Stage 1, instead of continuing in Stage 2 during an observation window of 12 months, to secure a consistent behavior in the transaction’s risk, as well as to mitigate the migration volatility between risk stages.

(d.5) Reactiva Peru

The National Government Guarantees Program “Reactiva Peru”, created by Legislative Decree No.1455, and amended by Legislative Decree No.1457, aimed to provide a quick and effective response to the liquidity needs faced by companies due to the impact of the Covid -19 pandemic.

During the year 2020, Interbank granted loans for S/6,617,142,000. As of December 31, 2023 and 2022, the Bank maintains loans from the "Reactiva Perú" program, for a balance of approximately S/848,886,000 and S/2,357,201,000, respectively; including accrued interest amounting to S/46,277,000 and S/57,254,000, respectively. The amounts covered by the Peruvian Government guarantee amounted to S/675,492,000 and S/2,040,379,000, respectively.

Also, during the years 2023 and 2022, the Peruvian government established measures for the rescheduling of these loans setting new grace periods additional to the grace periods of the original loan. Also, certain requirements were established that the client had to comply with to access to the rescheduling.

(d.6) Rescheduled loans:

(d.6.1) Reschedules due to Covid-19

Because of the pandemic scenario as consequence of the Covid-19 pandemic explained in Note 1(c), the SBS authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the regulations issued by this regulatory entity. In that sense, Interbank granted repayment facilities to its customers that included: modification of repayment schedules, granting of grace periods, reduction of interest

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

rates, fractioning and downsizing of installments, among others. The effects of these reschedulings have been recorded in the caption "Interest and similar income" of the consolidated income statement, see Note 19.

As of December 31, 2023 and 2022, the balance of said rescheduling amounted to S/3,513,950,000 and S/5,048,978,000, respectively.

(d.6.2) Reschedules “Reactiva Peru”

During 2023 and 2022, the MEF and the SBS establish measures to reschedule the loans guaranteed under the “Reactiva Peru” program. See Note 29.1 (d.5).

During 2023 and 2022, Interbank performed rescheduling of loans under the “Reactiva Peru” program for an amount of S/25,928,000 and S/133,046,000, respectively. As of December 31, 2023 and 2022, the balance of rescheduled credits of the “Reactiva Peru” program amounts to approximately S/730,508,000 and S/1,473,770,000, respectively. As a result of these reschedulings, during 2023 expenses of approximately S/38,650,000 and during 2022, revenues of approximately S/18,180,000 were recorded. Both amounts are presented as a part of interest and similar income. See Note 19.

Interbank performed an assessment to define whether these rescheduled contracts represented, or not, a substantial modification under IFRS 9 - Financial Instruments. From that assessment, the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the asset.

(d.6.3) Rescheduling due to political and social conflicts

As result of the social conflicts the country faced, explained in Note 1(b), during 2023, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans (consumer, mortgage, micro and small businesses) in order to facilitate the debt payment of the financial sector’s clients, provided they comply with several conditions related to their risk classification, maximum past due days as of the date of the rescheduling and maximum term extensions, among others. The effects of these rescheduling have been recorded in the caption “Interest and similar income” of the consolidated statement of income; see Note 19.

During the year 2023, in application of the aforementioned measures and other Resolutions, Interbank has performed loan rescheduling for an amount of S/1,979,342,000.

(d.7) Subsequent adjustments to the model

The risks and uncertainties originated by the Covid-19 during the year 2021 and the political and economic context of Peru in the year 2021 and 2022, and the probability of occurrence of the El Niño event in the year 2023, have not been adequately reflected by the existing statistical models which are parameterized to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had precedents that would have been used as basis to model them in the calculation of the expected loss. For this reason, Interbank incorporated a serie of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

Following is the detail of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks as of December 31, 2023, 2022 and 2021:

(i)
Subsequent adjustments to the model included in 2023:

An expert judgment was set out that seek to stress the probability of default from clients due to the uncertainty of the intensity and occurrence probability of the El Niño event.

- Stress of the probability of default (PD) for loans in Stage 1 and Stage 2

This judgment is related to the reviewing of the forward-looking factors used by the model, which are built from macroeconomic models and forecasts performed by an external provider; and it is based on a more stressed forward-looking scenario of the economy’s performance compared with the weighted factors of the expected loss model. The difference between both represents, for each portfolio, the additional provision requirement. In this sense, it is possible to stress the expected loss by applying more severe macroeconomic forecasts to the probability of default.

Following is the amount of the expected loss to direct and indirect loans as of December 31, 2023, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	278,145	18,107	296,252
Consumer loans	1,709,256	153,126	1,862,382
Mortgage loans	84,731	2,464	87,195
Small and micro-business loans	114,629	6,899	121,528
Total	2,186,761	180,596	2,367,357

(ii) Sensitivity of life insurance contracts and reinsurance contracts -2:

Two expert judgments were set up that seek to stress the probability of default from customers due to the political and economic situation in Peru, as described in Note 1(b).

-
Stress of the probability of default (PD) for loans in Stage 1 and Stage 2

This judgment includes an additional stress scenario for Stages 1 and 2 based on the uncertainty of the political and economic context, and which the expected loss model could not include due to its extraordinary nature. In this sense, it can be incorporated a stress to the forward-looking factors used in the macroeconomic forecasts, thus increasing the provision for expected loss requirement in Stages 1 and 2, considering the historical behavior of the forward-looking factors during a concrete period and excluding any factor that could skew the results of this period by showing an atypical trend as result of the presented environment.

-
Stress for clients in Stage 3

The expert judgement applied to these clients considers the relative participation of the exposure of clients in Stage 3 in function of the total portfolio exposure (Stage 3 exposure divided by the total exposure) during a concrete period and excluding any factors that may bias the results of this period, showing an atypical trend due to the presented environment.

Once this period of analysis is excluded, the series average is calculated, and a standard deviation is added with the purpose of determining the level of additional provisions for clients in Stage 3.

Following is the amount of the expected loss to direct and indirect loans as of December 31, 2022, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	261,187	21,231	282,418
Consumer loans	1,296,560	325,822	1,622,382
Mortgage loans (*)	61,618	—	61,618
Small and micro-business loans	90,685	6,247	96,932
Total	1,710,050	353,300	2,063,350

(*) Considering the nature of these loans, it has not been necessary to determine a subsequent adjustment to the model

(iii)
Subsequent adjustments to the model included in 2021

To reflect the impact of Peru’s current political and economic uncertainty, Interbank decided to apply its expert judgment to stress the expected loss by applying more severe macroeconomic forecasts to the probability of default for the entirety of its portfolio.

Additionally, given the uncertainty context due to the outbreak of the Omicron variant, new expert criteria were applied for the new wave of infections, that could cause another cycle of loan reschedulings. This criterion has been applied only to the Credit Cards portfolio. On the other hand, an expert judgment in relation to the “Reactiva Peru” program was applied. As of December 31, 2021, the impact of the application of these judgments generated a higher expected loss provision for S/595,643,000.

(d.8) Prospective information

Expected credit losses consider information about the overall credit risk. Information about the overall credit risk must incorporate not only information on delinquency, but also all relevant credit information, including forward-looking macroeconomic information.

To comply with the regulatory requirement, it has been determined that the methodology includes the aforementioned effects within the expected loss.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The estimation of expected credit losses will always reflect the possibility of a credit loss, even if the most likely result is not credit loss. Therefore, estimates of expected credit losses are required to reflect a weighted, unbiased amount that is determined by evaluating a range of possible outcomes.

To capture these effects, stress models have been used that have been carried out by an external provider and seek to stress the probability of default based on different macroeconomic variable projection scenarios.

The Group has defined three possible scenarios for each portfolio: base, optimistic and pessimistic.

Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.

Macroeconomic variables used as of December 31, 2023:

	Scenario	2024	2025	2026

Domestic demand (annual % var.)	Optimistic	3.3%	2.9%	2.8%
	Base	3.0%	2.7%	2.4%
	Pessimistic	1.8%	2.8%	2.3%
Private formal employment (annual % var.)	Optimistic	3.0%	3.1%	2.6%
	Base	2.7%	2.9%	2.5%
	Pessimistic	1.8%	2.9%	3.1%
Real disposable income per capita (annual % var.)	Optimistic	2.3%	1.8%	2.9%
	Base	2.0%	1.6%	2.6%
	Pessimistic	0.7%	1.7%	2.3%
Real formal salary (annual % var.)	Optimistic	1.3%	1.7%	2.1%
	Base	1.1%	1.6%	1.9%
	Pessimistic	(2.6%)	0.6%	1.0%
Real informal salary (annual % var.)	Optimistic	3.3%	3.0%	3.1%
	Base	2.9%	2.9%	2.8%
	Pessimistic	(0.1%)	1.8%	2.2%

Macroeconomic variables used as of December 31, 2022:

	Scenario	2023	2024	2025

Gross domestic product (annual % var.)	Optimistic	2.6%	3.1%	3.2%
	Base	2.3%	2.5%	2.8%
	Pessimistic	1.3%	2.0%	2.4%
Unemployment rate (annual % var.)	Optimistic	(13.8%)	(3.9%)	(3.6%)
	Base	(10.1%)	(3.7%)	(3.5%)
	Pessimistic	(5.5%)	(3.5%)	(3.3%)
Domestic demand (annual % var.)	Optimistic	1.7%	2.5%	2.8%
	Base	1.1%	1.7%	2.3%
	Pessimistic	(0.1%)	1.0%	1.9%
Formal average salary (annual % var.)	Optimistic	(0.7%)	1.3%	1.4%
	Base	(1.4%)	1.0%	1.2%
	Pessimistic	(3.6%)	(0.7%)	0.5%
Informal average salary (annual % var.)	Optimistic	1.8%	3.4%	3.5%
	Base	1.0%	2.9%	3.0%
	Pessimistic	(1.1%)	1.3%	2.3%

For the determination of these macroeconomic variables, different external sources of recognized prestige have been considered. The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity in each of them.

The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2023%		Total
		S/ (000)
Optimistic	7	159,536
Base	49	1,127,461
Pessimistic	44	1,080,360
Total		2,367,357

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

December 31, 2022%		Total
		S/ (000)
Optimistic	10	198,113
Base	52	1,050,333
Pessimistic	38	814,904
Total		2,063,350

Guarantees:

The fair value of the loan guarantees as of December 31, 2023 and 2022, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2023	Maximum exposure to credit risk	Cash	Investments		Properties		Others		Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)		S/(000)		S/(000)		S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	9,818,711	—	—		—		—		—	9,818,711	—
Commercial loans	21,155,476	665,532	1,242,105		11,585,327		3,202,231		16,695,195	4,460,281	278,466
Small and micro-business loans	933,824	—	—		—		—		—	933,824	121,377
Consumer loans	16,325,460	—	—		—		—		—	16,325,460	1,862,384
Mortgage loans	9,834,398	—	—		17,005,359		—		17,005,359	(7,170,961)	87,198
Direct loans	48,249,158	665,532	1,242,105		28,590,686		3,202,231		33,700,554	14,548,604	2,349,425
Debt instruments at amortized cost	3,474,004	—	—		—		—		—	3,474,004	62
Total financial assets at amortized cost	61,541,873	665,532	1,242,105		28,590,686		3,202,231		33,700,554	27,841,319	2,349,487
Debt instruments at fair value through other comprehensive income	21,246,569	—	—		—		—		—	21,246,569	61,046
Total debt instruments at fair value through other comprehensive income	21,246,569	—	—		—		—		—	21,246,569	61,046
Not subject to impairment
Derivative financial instruments - Trading	99,099	9,755	—	—	—	—	—	—	9,755	89,344	—
Derivative financial instruments - Hedges	59,002	-	—	—	—	—	—	—	—	59,002	—
Financial assets at fair value through profit or loss	1,556,540	-	—	—	—	—	—	—	—	1,556,540	—
Total financial instruments at fair value through profit or loss	1,714,641	9,755	—		—		—		9,755	1,704,886	—

	84,503,083	675,287	1,242,105		28,590,686		3,202,231		33,710,309	50,792,774	2,410,533
Financial guarantees (guarantees and stand-by letters)	4,302,772	37,039	111,984		1,838,666		775,774		2,763,463	1,539,309	17,667
Letters of credit for customers	440,708	4,984	27,936		—		10,000		42,920	397,788	265
Indirect loans	4,743,480	42,023	139,920		1,838,666		785,774		2,806,383	1,937,097	17,932

	89,246,563	717,310	1,382,025		30,429,352		3,988,005		36,516,692	52,729,871	2,428,465

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31, 2022	Maximum exposure to credit risk	Cash	Investments		Properties		Others		Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)		S/(000)		S/(000)		S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	13,193,411	—	—		—		—		—	13,193,411	—
Commercial loans	21,412,126	815,190	1,380,441		11,327,344		4,361,481		17,884,456	3,527,670	247,084
Small and micro-business loans	1,358,481	—	—		—		—		—	1,358,481	96,768
Consumer loans	14,967,799	—	—		—		—		—	14,967,799	1,622,381
Mortgage loans	9,286,944	—	—		16,578,513		—		16,578,513	(7,291,569)	61,622
Direct loans	47,025,350	815,190	1,380,441		27,905,857		4,361,481		34,462,969	12,562,381	2,027,855
Debt instruments at amortized cost	3,302,779	—	—		—		—		—	3,302,779	—
Total financial assets at amortized cost	63,521,540	815,190	1,380,441		27,905,857		4,361,481		34,462,969	29,058,571	2,027,855
Debt instruments at fair value through other comprehensive income	17,038,942	—	—		—		—		—	17,038,942	53,974
Total debt instruments at fair value through other comprehensive income	17,038,942	—	—		—		—		—	17,038,942	53,974
Not subject to impairment
Derivative financial instruments - Trading	203,082	235,133	—	—	—	—	—	—	235,133	(32,051)	—
Derivative financial instruments - Hedges	312,718	—	—	—	—	—	—	—	—	312,718	—
Financial assets at fair value through profit or loss	1,932,993	—	—	—	—	—	—	—	—	1,932,993	—
Total financial instruments at fair value through profit or loss	2,448,793	235,133	—		—		—		235,133	2,213,660	—

	83,009,275	1,050,323	1,380,441		27,905,857		4,361,481		34,698,102	48,311,173	2,081,829
Financial guarantees (guarantees and stand-by letters)	4,001,806	17,363	46,810		1,404,684		1,165,573		2,634,430	1,367,376	35,124
Letters of credit for customers	485,541	—	29,588		—		3,814		33,402	452,139	371
Indirect loans	4,487,347	17,363	76,398		1,404,684		1,169,387		2,667,832	1,819,515	35,495

	87,496,622	1,067,686	1,456,839		29,310,541		5,530,868		37,365,934	50,130,688	2,117,324

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2023	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	398,159	—	962	—	608,852	55,610	665,424	(267,265)	162,385
Small and micro-business loans	106,028	—	—	—	—	—	—	106,028	70,818
Consumer loans	733,096	—	—	—	—	—	—	733,096	682,417
Mortgage loans	273,405	—	—	—	679,945	—	679,945	(406,540)	54,651
Total	1,510,688	—	962	—	1,288,797	55,610	1,345,369	165,319	970,271
Indirect loans	15,800	—	275	—	7,451	—	7,726	8,074	7,369
	1,526,488	—	1,237	—	1,296,248	55,610	1,353,095	173,393	977,640

	Fair value of the credit guarantee under the base scenario
As of December 31, 2022	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	408,104	10	2,818	—	495,872	66,074	564,774	(156,670)	154,299
Small and micro-business loans	91,195	—	—	—	—	—	—	91,195	51,709
Consumer loans	452,301	—	—	—	—	—	—	452,301	430,902
Mortgage loans	238,527	—	—	—	624,486	—	624,486	(385,959)	45,101
Total	1,190,127	10	2,818	—	1,120,358	66,074	1,189,260	867	682,011
Indirect loans	26,076	—	—	—	—	—	—	26,076	8,936
	1,216,203	10	2,818	—	1,120,358	66,074	1,189,260	26,943	690,947

(*) Includes the total fair value of the guarantees held by the Group as of December 31, 2023 and 2022, regardless the balance of the loan it guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e) Credit risk management for investments

(e.1) Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes the public information available from international risk rating agencies such as: Fitch, Moody's and Standard & Poor's, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody's	Standard & Poor's
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

The Group determines its risk level according to the following classification as of December 31, 2023 and 2022:

	High grade	Standard grade	Grade lower than standard
2023	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.04% - 0.11%	0.12% - 2.11%	22.97%
Latin America	0.00%	0.09% - 2.91%	22.80%
Sovereigns	0.00%	0.00% - 1.87%	25.45%

	High grade	Standard grade	Grade lower than standard
2022	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.11%	0.12% - 2.09%	23.34%
Latin America	0.00%	0.09% - 3.02%	24.64%
Sovereigns	0.00%	0.00% - 1.55%	27.08%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2) Loss given default (LGD):

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody's.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(e.3) Exposure at default (EAD):

EAD represents the gross book value of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

(e.4) Significant increase in credit risk:

The Group has assumed that the credit risk of a financial instrument has not increased significantly since the initial recognition if it is determined that the investment has a low credit risk at the reporting date, which occurs when the issuer has a strong ability to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the long term may reduce, but not necessarily, the ability of the issuer to meet its cash flow obligations contractual cash.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In accordance with the assignment of ratings to each debt instrument, the Group determines whether there is a significant increase in credit risk by comparing the rating at the date of acquisition with the rating at the reporting date, and designates the Stage in which each debt instrument is classified according to the quantitative and qualitative criteria, defined as follows:

(i) Quantitative criteria -

The Group holds an investment that does not present a significant increase in risk if there is a movement of its credit risk rating within the investment grade. In case there is a movement of its credit risk rating outside the investment grade, it is deemed that the instrument presents a significant increase in risk.

(ii) Qualitative criteria -

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

- Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.

- Infringements of covenants without a waiver from the bondholders committee.

- Forced interventions by governments in the primary and secondary markets of the issuers.

- Linkage of the issuer in illicit, political and fraud activities.

- Impairment of collaterals (underlying assets) in the case of securitized instruments.

- Delays or short and frequent breaches in the payment of coupons.

- Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.

- Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, financial indicators by industry, regulatory criteria, others).

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2023		As of December 31, 2022
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	—	0.0	2,944	0.0
BBB- / BBB+	2,611,807	9.8	2,387,376	10.5
BB- / BB+	652,347	2.4	685,424	3.0
B- / B+	4,770	0.0	—	0.0
	3,268,924	12.2	3,075,744	13.5
Instruments issued in Peru and rated abroad:
BBB- / BBB+	13,174,718	49.3	11,710,437	51.4
BB- / BB+	490,215	1.8	545,868	2.4
B- / B+	214,083	0.8	—	0.0
	13,879,016	51.9	12,256,305	53.8
Instruments issued and rated abroad:
AAA	11,105	0.0	41,198	0.2
AA- / AA+	145,599	0.5	26,077	0.1
A- / A+	656,237	2.5	489,765	2.2
BBB- / BBB+	2,565,054	9.6	2,247,646	9.9
BB- / BB+	228,812	0.9	295,812	1.3
B- / B+	16,190	0.1	61,089	0.3
Less than B-	1,723	0.0	983	0.0
	3,624,720	13.6	3,162,570	13.9

Unrated
Negotiable certificates of deposit issued by the BCRP	3,448,984	12.9	43,868	0.2
Mutual funds and investment funds participations (*)	1,099,282	4.1	1,402,848	6.2
Securitized bonds	3,008	0.0	—	0.0
Others	81,910	0.3	1	0.0
Certificates of deposits with variable interest rates issued by the BCRP	—	0.0	1,434,836	6.3
Listed shares	660,839	2.5	790,408	3.5

Non-listed shares and participations	229,933	0.9	226,953	1.0
Total	26,296,616	98.4	22,393,533	98.3
Accrued interest	425,375	1.6	394,065	1.7
Total	26,721,991	100.0	22,787,598	100.0

(*) It includes mutual and investment funds which do not have risk rating.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(f) Concentration of financial instruments exposed to credit risk -

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2023
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	16,354,337		16,354,337
Government of Peru	—	8,239,321	—	3,307,309		11,546,630
Mortgage loans	—	—	—	9,844,293		9,844,293
BCRP	—	3,448,984	—	5,926,921		9,375,905
Financial services	1,450,713	1,609,137	121,083	5,834,322	(*)	9,015,255
Manufacturing	79,551	807,805	119,938	4,513,506		5,520,800
Professional, scientific and technical activities	841	207,340	—	4,385,889		4,594,070
Commerce	1,144	224,148	—	3,791,306		4,016,598
Construction and infrastructure	2,915	2,566,009	31,917	559,070		3,159,911
Electricity, gas, water and oil	14,561	1,698,582	81,438	936,836		2,731,417
Mining	1,079	1,125,295	—	1,333,655		2,460,029
Communications, storage and transportation	126,455	496,130	78,384	1,249,526		1,950,495
Agriculture	989	26,339	2,806	1,894,430		1,924,564
Commercial and micro-business loans	—	—	—	804,212		804,212
Leaseholds and real estate activities	15,751	184,898	5,707	590,501		796,857
Fishing	—	—	3,605	600,848		604,453
Community services	871	4,710	—	594,254		599,835
Medicine and biotechnology	—	31,367	—	450,704		482,071
Education, health and other services	2	99,097	—	240,736		339,835
Public administration and defense	16,075	41,187	—	42,714		99,976
Foreign governments	—	89,007	—	—		89,007
Insurance	3,694	8,501	—	2,034		14,229
Others	—	4,327	—	31,727		36,054
Total	1,714,641	20,912,184	444,878	63,289,130		86,360,833
Impairment allowance for loans						(2,349,425)
Accrued interest						1,046,024
Total						85,057,432

(*) It includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	15,005,146		15,005,146
Financial services	2,080,295	1,694,266	170,250	7,346,592	(*)	11,291,403
Government of Peru	—	7,062,066	—	3,231,139		10,293,205
Mortgage loans	22,314	—	—	9,293,900		9,316,214
BCRP	—	1,478,704	—	7,362,737		8,841,441
Manufacturing	74,791	559,581	111,069	4,873,701		5,619,142
Commerce	6,471	170,540	—	4,412,994		4,590,005
Professional, scientific and technical activities	3,482	196,348	—	3,930,939		4,130,769
Construction and infrastructure	5,915	2,544,815	36,759	557,474		3,144,963
Electricity, gas, water and oil	33,518	1,324,234	95,572	924,270		2,377,594
Mining	3,917	899,083	—	1,228,508		2,131,508
Agriculture	3,085	24,768	3,054	1,892,566		1,923,473
Communications, storage and transportation	140,499	294,171	86,224	1,375,071		1,895,965
Commercial and micro-business loans	—	—	—	1,065,159		1,065,159
Leaseholds and real estate activities	27,243	156,539	5,246	606,883		795,911
Community services	9,027	—	—	582,263		591,290
Fishing	—	—	4,710	448,166		452,876
Education, health and other services	4,367	91,518	—	293,872		389,757
Public administration and defense	23,472	106,068	—	81,371		210,911
Medicine and biotechnology)	—	—	—	190,302		190,302
Foreign governments	—	113,816	—	—		113,816
Insurance	6,615	—	—	1,427		8,042
Others	3,782	—	—	41,168		44,950
Total	2,448,793	16,716,517	512,884	64,745,648		84,423,842
Impairment allowance for loans						(2,027,855)
Accrued interest						899,568
Total						83,295,555

(*) It includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents the financial instruments with exposure to credit risk, by geographic area:

	As of December 31, 2023
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	118,277	17,289,485	245,411	60,879,122		78,532,295
United States of America	1,311,432	853,799	78,384	516,788		2,760,403
Mexico	15,559	1,054,480	—	17,031		1,087,070
Panama	—	147,198	190	632,672	(*)	780,060
Chile	1	710,106	10,011	46,243		766,361
United Kingdom	64,727	266,974	109,045	32,562		473,308
Canada	12,898	12,095	—	369,993		394,986
Colombia	96	309,994	—	80,764		390,854
Cayman Islands	121,815	4,132	—	101,554		227,501
Brazil	—	150,120	—	41,231		191,351
Ecuador	—	—	—	190,181		190,181
Germany	24,487	582	—	58,025		83,094
Luxembourg	—	14,395	—	60,909		75,304
Ireland	—	—	—	2,896		2,896
Belgium	—	—	152	1		153
Others	45,349	98,824	1,685	259,158		405,016
Total	1,714,641	20,912,184	444,878	63,289,130		86,360,833
Impairment allowance for loans						(2,349,425)
Accrued interest						1,046,024
Total						85,057,432

(*) It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	152,424	13,579,422	270,166	61,849,369		75,851,381
United States of America	1,734,175	360,279	86,224	1,479,634		3,660,312
Mexico	11,410	1,049,305	—	13,178		1,073,893
Chile	1	668,122	—	28,100		696,223
United Kingdom	192,112	306,888	154,476	27,577		681,053
Panama	—	206,216	—	333,084	(*)	539,300
Canada	5,560	—	—	499,111		504,671
Colombia	95	322,840	—	55,230		378,165
Germany	24,947	—	—	175,061		200,008
Brazil	—	153,977	—	21,258		175,235
Cayman Islands	141,149	—	—	—		141,149
Luxembourg	68,553	12,510	—	47,500		128,563
Ecuador	—	—	—	4,990		4,990
Ireland	—	—	—	455		455
Belgium	—	—	157	3		160
Others	118,367	56,958	1,861	211,098		388,284
Total	2,448,793	16,716,517	512,884	64,745,648		84,423,842
Impairment allowance for loans						(2,027,855)
Accrued interest						899,568
Total						83,295,555
(*) It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(g)
Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

 Are offset in the statement of financial position of the Group; or

 Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(g.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022, are presented below:

		Gross amounts of recognized financial liabilities and offset	Net amounts of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	in the consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2023
Derivatives, Note 10(b)	158,101	—	158,101	(65,099)	(9,755)	83,247
Total	158,101	—	158,101	(65,099)	(9,755)	83,247
2022
Derivatives, Note 10(b)	515,800	—	515,800	(169,050)	(235,133)	111,617
Total	515,800	—	515,800	(169,050)	(235,133)	111,617

(g.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022, are presented below:

		Gross amounts of recognized financial assets and offset in the	Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2023
Derivatives, Note 10(b)	145,395	—	145,395	(65,099)	(24,725)	55,571
Total	145,395	—	145,395	(65,099)	(24,725)	55,571
2022
Derivatives, Note 10(b)	297,038	—	297,038	(169,050)	(34,784)	93,204
Total	297,038	—	297,038	(169,050)	(34,784)	93,204

29.2.
Market risk management

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

During 2023, interest rates remained lower, aligned with the reductions defined by the Central Reserve Bank on the reference rate. These reductions are explained by the favorable evolution of inflation, which is approaching the target range. Regarding sovereign bonds, volatility continued with a downward trend accompanied by an improvement in prices.

On the other side, the Banking Book was also affected by the decreases in interest As of December 31, 2023, IFS does not have exposure to USD-LIBORrates in the second half of the year, affecting both assets and liabilities, particularly in products that appreciate quickly such as time deposits.

During 2022, the volatility of interest rates in Soles remained high, but with downward tendency. Also, during the year 2022, interest rates in Soles increased significantly as result of the rise of both the benchmark rate of the BCRP and inflation. This

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

affected the bond prices of the Trading Book, reaching minimum valuations during the third quarter and then recovering by the end of the year.

On the other side, the Banking Book was also affected by the changes in interest rates, especially by the increase of shorter-term rates, which boosted the growth of financial income to a larger extent than expenses, thus resulting in higher margins.

The Group separates its exposure to market risk into two blocks: (i) the one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (“Trading Book”) and; (ii) the one that arises from the changes in the structural positions (“Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)
Trading Book -

To control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and Value-at-Risk (“VaR”), which are controlled on a daily basis, have been established.

The main measurement technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for a period of time and a determined significance level under normal market conditions. The Group uses the VaR model for a period of one day, and a 99-percent confidence level. VaR is calculated by risk factor: interest rate, price or exchange rate and by type of investment: derivatives, fixed income and variable income.

VaR models are designed to measure the market risk within a normal market environment. Since VaR is based mainly on historical data to provide information and does not clearly predict future changes and modifications in risk factors, the probability of big market movements may be underestimated. VaR can also be under or overestimated due to the hypotheses made on the risk factors and the relation among these factors with the specific instruments. To determine the reliability of VaR models, the actual results are regularly monitored to prove the validity of the assumptions and parameters used in the calculation of VaR.

The Group includes within the VaR calculation the potential loss that may arise from the exposure to exchange rate risk. This risk is included in the VaR calculation because the exchange position is the result of the spot position plus the position in derivative products. Likewise, the total VaR includes the diversification effect that arises as a result of the interaction of the various market risk factors to which the Group is exposed.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, the sensitivity of risk factors is calculated, which shows the potential portfolio losses in the event of certain fluctuations in factors. Said fluctuations include: interest rate shocks, exchange rate shocks and price shocks.

The VaR results of the Group’s portfolio by type of asset are presented below:

	2023	2022
	S/(000)	S/(000)
Equity investments	26,584	41,083
Debt investments	709	5,088
Derivatives and/or exchange position	1,548	2,925
Diversification effect	(237)	(4,390)
Consolidated VaR by type of asset (*)	28,604	44,706

The Group’s VaR results by type of risk are the following:

	2023	2022
	S/(000)	S/(000)
Exchange rate risk	4,813	4,859
Interest rate risk	1,417	4,827
Price risk	25,733	39,359
Diversification effect	(3,359)	(4,339)
Consolidated VaR by type of risk (*)	28,604	44,706

(*) The total VaR is lower than the sum of its components due to the benefits of risk diversification.

(b)
Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and; therefore, on its net value.

(i)
Interest rate risk

Interest rates fluctuate permanently on the market. These fluctuations affect the Group in two ways: first, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability is repriced is extended. This process consists in the assessment of repricing periods. On the other hand, cash flows are affected when the instruments reach maturity, when they are invested or placed at new interest rates effective in the market.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Repricing gap

An analysis of the repricing gaps is performed to determine the impact of the interest rates movements. Said analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

(i.1) The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	6,438,844	77,841	216,012	26,788	—	3,059,226	9,818,711
Inter-bank funds	524,915	—	—	—	—	—	524,915
Investments at fair value through other comprehensive income (debt and equity)	501,199	1,540,643	2,293,382	4,041,060	12,870,285	444,878	21,691,447
Investments at amortized cost	23,583	86,652	634,133	636,561	2,093,075	—	3,474,004
Loans, net (*)	4,247,703	5,611,232	11,248,432	19,392,632	6,584,178	(563,795)	46,520,382
Other assets (**)	1,034,215	195,323	262,343	219,298	5,590	4,222,912	5,939,681
Total assets	12,770,459	7,511,691	14,654,302	24,316,339	21,553,128	7,163,221	87,969,140

Financial liabilities
Deposits and obligations	30,185,794	3,894,718	6,601,910	498,592	46,902	7,960,318	49,188,234
Inter-bank funds	119,712	—	—	—	—	—	119,712
Due to banks and correspondents	1,459,377	1,758,037	2,776,380	1,683,940	1,348,196	—	9,025,930
Bonds, notes and other obligations	200,594	1,138,301	18,233	3,960,246	234,255	—	5,551,629
Insurance and reinsurance contract liabilities	52,793	104,011	470,253	2,549,908	8,784,208	246,363	12,207,536
Other liabilities (***)	867,346	142,339	205,445	514,669	520,057	1,172,997	3,422,853
Equity	—	—	—	—	—	10,008,101	10,008,101
Total liabilities and equity	32,885,616	7,037,406	10,072,221	9,207,355	10,933,618	19,387,779	89,523,995

Off- balance sheet accounts
Derivatives held as assets	185,450	111,270	1,576,325	705,470	—	—	2,578,515
Derivatives held as liabilities	185,450	111,270	1,576,325	705,470	—	—	2,578,515
	—	—	—	—	—	—	—

Marginal gap	(20,115,157)	474,285	4,582,081	15,108,984	10,619,510	(12,224,558)	(1,554,855)
Cumulative gap	(20,115,157)	(19,640,872)	(15,058,791)	50,193	10,669,703	(1,554,855)	—

(*) The balance presented in column “non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.

(**) Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***) Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and deferred income tax liability, net.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	8,824,601	23,810	303,812	6,815	22,080	4,012,293	13,193,411
Inter-bank funds	296,119	—	—	—	—	—	296,119
Investments at fair value through other comprehensive income (debt and equity)	640,301	1,129,911	275,048	4,159,999	10,833,683	512,884	17,551,826
Investments at amortized cost	—	71,640	494,872	1,084,113	1,652,154	—	3,302,779
Loans, net (*)	4,596,996	5,750,591	10,366,009	18,886,533	6,443,838	(540,969)	45,502,998
Other assets (**)	1,054,431	99,411	69,853	73,355	33,726	4,168,105	5,498,881
Total assets	15,412,448	7,075,363	11,509,594	24,210,815	18,985,481	8,152,313	85,346,014
Financial liabilities
Deposits and obligations	30,713,163	1,688,546	6,098,329	1,022,471	323,521	8,684,678	48,530,708
Inter-bank funds	30,012	—	—	—	—	—	30,012
Due to banks and correspondents	606,091	1,239,640	1,072,666	3,023,988	1,158,261	—	7,100,646
Bonds, notes and other obligations	2,532,625	3,614	233,891	4,895,031	241,142	—	7,906,303
Insurance and reinsurance contract liabilities	53,926	107,091	480,885	2,555,889	7,803,150	230,380	11,231,321
Other liabilities (***)	468,255	138,932	165,118	418,962	495,123	1,286,600	2,972,990
Equity	—	—	—	-	—	9,426,227	9,426,227
Total liabilities and equity, net	34,404,072	3,177,823	8,050,889	11,916,341	10,021,197	19,627,885	87,198,207
Off- balance sheet accounts
Derivatives held as assets	1,681,974	—	—	897,190	—	—	2,579,164
Derivatives held as liabilities	1,681,974	—	—	897,190	—	—	2,579,164
	—	—	—	—	—	—	—

Marginal gap	(18,991,624)	3,897,540	3,458,705	12,294,474	8,964,284	(11,475,572)	(1,852,193)
Cumulative gap	(18,991,624)	(15,094,084)	(11,635,379)	659,095	9,623,379	(1,852,193)	—

(*) The balance presented in column “non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.

(**) Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***) Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

(i.2) Sensitivity to changes in interest rates -

The exposure to the interest rate, in the case of Interbank, is supervised by the GIR Committee and the ALCO Committee. The GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by the Bank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistic as reviewed and approved by the Committee, considering the risk limits.

In this regard, the effect of movements in interest rates is analyzed based on the Regulatory Model and considers: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

-
Earning at Risk indicator, calculated as a percentage of the Regulatory Capital, the legal limit of 5 percent and an early warning of 4 percent are set.
-
Value at Risk indicator, calculated as a percentage of the effective equity, establishes the internal limit of 15 percent and an early warning of 13 percent.

Thus, interest rate risk is managed and supervised by monitoring the aforementioned indicators, which allows Management to assess the potential effect of interest rates movements on the Group’s financial margin and thus manage the terms and the fixed and/or variable yields generated by the financial instruments held by the Group, including strategies on the derivative financial instruments designated as hedge accounting.

For its part, the GIR Committee oversees the approval levels of structural interest-rate risk capacity and appetite, which are detailed in the Bank's Risk Appetite Framework.

In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit. Izipay's Management considers that the risk is not significant because its interest rates do not differ significantly from the market.

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2023
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	105	+/-	103,189
US Dollar	+/-50	+/-	210	+/-	206,551
US Dollar	+/-75	+/-	315	+/-	310,258
US Dollar	+/-100	+/-	421	+/-	414,485
Sol	+/-50	-/+	44,656	-/+	444,244
Sol	+/-75	-/+	66,984	-/+	677,590
Sol	+/-100	-/+	89,313	-/+	904,721
Sol	+/-150	-/+	133,969	-/+	1,362,566

	As of December 31, 2022
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	9,381	+/-	108,457
US Dollar	+/-50	+/-	18,762	+/-	217,095
US Dollar	+/-75	+/-	28,143	+/-	326,095
US Dollar	+/-100	+/-	37,524	+/-	435,640
Sol	+/-50	-/+	40,539	-/+	388,047
Sol	+/-75	-/+	60,809	-/+	582,844
Sol	+/-100	-/+	81,079	-/+	778,196
Sol	+/-150	-/+	121,618	-/+	1,171,915

The interest rate sensitivities shown in the tables above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected scenarios yield curve and the Group’s current interest rate risk profile. However, this effect, does not include actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The above projections also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

changing while others remain unchanged. The projections also include assumptions to facilitate calculations, such as that all positions are held to maturity.

As described in Note 3.4(ah), in previous years, regulators eliminated LIBOR rates and replaced them by an alternative interest rate. During 2023, the Group successfully managed the transition of all its contracts to the alternative interest rate benchmark Secured Overnight Financial Rate (SOFR); the IBOR reform exposes the Group to various risks, which have been closely managed and monitored. These risks include, among others, the following:

- Conduct risk arising from discussions with clients and market counterparties due to the amendments required to existing contracts necessary to perform the interest rate benchmark reform.

- Financial risk to the Group and its clients that markets are disrupted due to interest rate benchmark reform giving rise to financial losses.

- Pricing risk from the potential lack of market information if liquidity in interest rate benchmarks reduces and new alternative interest rates are illiquid and unobservable.

- Operational risk arising from changes to the Group’s IT systems and processes, also the risk of payments being disrupted if an interest rate benchmark ceases to be available.

- Accounting risk if the Group’s hedging relationships fail and from unrepresentative income statement volatility as financial instruments transition to the alternative interest rate benchmark.

As of December 31, 2023, IFS does not have exposure to USD-LIBOR rates. The contracts that referenced USD-LIBOR were entirely migrated to new references, whether to other rates such as SOFR or fixed rate exchange.

The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.3).

(i.3) Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2023 and 2022, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, As of December 31, 2023 and 2022, is presented below:

	Changes in market price	2023	2022
Sensitivity to market price	%	S/(000)	S/(000)
Shares	+/-10	44,488	51,288
Shares	+/-25	111,220	128,221
Shares	+/-30	133,463	153,865

(ii)
Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2023, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.705 per US$1 bid and S/3.713 per US$1 ask (S/3.808 and S/3.820 as of December 31, 2022, respectively). As of December 31, 2023, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.709 per US$1 (S/3.814 as of December 31, 2022).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents the detail of the Group’s position:

	As of December 31, 2023
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711
Inter-bank funds	55,660	469,255	—	524,915
Financial investments	7,090,138	19,569,726	62,127	26,721,991
Loans, net	14,131,543	32,388,839	—	46,520,382
Due from customers on acceptances	40,565	—	—	40,565
Other accounts receivable and other assets, net	242,935	1,161,624	22	1,404,581
Reinsurance contract assets	166	26,121	—	26,287
	28,306,227	56,325,840	425,365	85,057,432
Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234
Inter-bank funds	63,081	56,631	—	119,712
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629
Due from customers on acceptances	40,565	—	—	40,565
Insurance and reinsurance contract liabilities	3,997,075	8,210,461	—	12,207,536
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591
	31,043,213	47,801,932	490,052	79,335,197
Forwards position, net	(631,449)	505,661	125,788	—
Currency swaps position, net	951,864	(951,864)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—
Options position, net	(51)	51	—	—
Monetary position, net	13,533	5,647,601	61,101	5,722,235

	As of December 31, 2022
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,205,093	2,404,942	583,376	13,193,411
Inter-bank funds	—	296,119	—	296,119
Financial investments	6,860,558	15,884,533	42,507	22,787,598
Loans, net	13,507,125	31,995,873	—	45,502,998
Due from customers on acceptances	45,809	—	—	45,809
Other accounts receivable and other assets, net	303,720	1,131,459	388	1,435,567
Reinsurance contract assets	1,032	33,021	—	34,053
	30,923,337	51,745,947	626,271	83,295,555
Liabilities
Deposits and obligations	19,187,300	28,843,457	499,951	48,530,708
Inter-bank funds	—	30,012	—	30,012
Due to banks and correspondents	645,706	6,454,940	—	7,100,646
Bonds, notes and other obligations	7,257,098	649,205	—	7,906,303
Due from customers on acceptances	45,809	—	—	45,809
Insurance and reinsurance contract liabilities	4,240,359	6,990,962	—	11,231,321
Other accounts payable, provisions and other liabilities	1,229,952	1,599,519	859	2,830,330
	32,606,224	44,568,095	500,810	77,675,129
Forwards position, net	(1,993,217)	2,074,784	(81,567)	—
Currency swaps position, net	1,384,495	(1,384,495)	—	—
Cross currency swaps position, net	2,354,679	(2,354,679)	—	—
Options position, net	(172)	172	—	—
Monetary position, net	62,898	5,513,634	43,894	5,620,426

As of December 31, 2023, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$741,882,000, equivalent to S/2,751,640,000 (US$614,405,000, equivalent to S/2,343,341,000 as of December 31, 2022); see Note 18.

The Group manages the exchange rate risk through the matching of its assets and liabilities operations, supervising its global exchange position daily. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate “shock”).

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure As of December 31, 2023 and 2022. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2023	2022
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	8,796	8,991
US Dollar	10	17,592	17,982
US Dollar	15	26,388	26,973

Revaluation
US Dollar	5	(8,796)	(8,991)
US Dollar	10	(17,592)	(17,982)
US Dollar	15	(26,388)	(26,973)

The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.3).

29.3.
Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, the inability to rapidly settle assets, among others.

The Group has a set of indicators that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects such as: concentration, stability, position by currency, main depositors, etc.

Likewise, the Group assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows in different maturity terms. This process allows to know, for each currency, the various funding sources, how liquidity needs increase and which terms are mismatched. Both for assets and liabilities, assumptions are considered for the operations that do not have determined maturity dates, such as revolving loans, savings and similar ones, as well as contingent liabilities, such as non-used letters of credit or lines of credit. Based on this information, the necessary decisions to maintain target liquidity levels are made.

In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, in which positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and represent a stable funding source.

In the case of Interseguro, it is exposed to requirements other than their cash resources, mainly claims resulting from their short-term insurance contracts. The Board of Directors of the company establishes limits on the minimum proportion of the maturity funds available to meet these requirements and in a minimum level of lines of credit that must be available to cover claims at unexpected claim levels.

Regarding to long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material) the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with the liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.

The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.2).

In the case of Inteligo Bank, the Board of Directors has established liquidity levels as to the minimum amount of available funds required to meet such requirements and the minimum level of inter-banking facilities and other loan mechanisms that should exist to cover unexpected withdrawals. Inteligo Bank holds a short-term asset portfolio comprised of loans and investments to ensure sufficient liquidity.

Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time to meet its liquidity requirements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	36,150,590	4,042,302	6,874,724	1,212,870	1,473,786	49,754,272
Inter-bank funds	119,712	—	—	—	—	119,712
Due to banks and correspondents	1,310,020	1,522,550	2,452,158	3,310,756	1,918,633	10,514,117
Bonds, notes and other obligations	24,108	1,153,716	133,232	4,280,041	428,712	6,019,809
Due from customers on acceptances	7,080	19,300	14,185	—	—	40,565
Insurance and reinsurance contract liabilities	—	—	821,389	2,908,106	20,449,732	24,179,227
Other accounts payable, provisions and other liabilities	1,568,886	144,250	156,571	133,382	1,053,107	3,056,196
Total non-derivative liabilities	39,180,396	6,882,118	10,452,259	11,845,155	25,323,970	93,683,898
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	387,872	479,652	1,261,268	993,514	516,340	3,638,646
Contractual amounts payable (outflow)	387,923	479,288	1,274,079	983,356	514,785	3,639,431
Total	(51)	364	(12,811)	10,158	1,555	(785)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	3,763	4,061	323,273	1,750,880	—	2,081,977
Contractual amounts payable (outflow)	6,215	5,065	390,706	1,759,660	—	2,161,646
Total	(2,452)	(1,004)	(67,433)	(8,780)	—	(79,669)

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	36,674,487	1,842,392	6,642,702	1,523,454	2,392,309	49,075,344
Inter-bank funds	30,012	—	—	—	—	30,012
Due to banks and correspondents	693,550	785,085	2,040,127	2,983,773	1,591,843	8,094,378
Bonds, notes and other obligations	2,059,807	1,155	380,495	5,726,366	435,141	8,602,964
Due from customers on acceptances	18,909	4,854	22,046	—	—	45,809
Insurance and reinsurance contract liabilities	—	—	840,606	2,977,231	20,063,265	23,881,102
Other accounts payable, provisions and other liabilities	1,356,478	204,843	46,535	1,976	923,460	2,533,292
Total non-derivative liabilities	40,833,243	2,838,329	9,972,511	13,212,800	25,406,018	92,262,901
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	583,440	711,292	2,059,478	841,875	344,267	4,540,352
Contractual amounts payable (outflow)	604,526	568,112	2,051,065	1,041,851	354,758	4,620,312
Total	(21,086)	143,180	8,413	(199,976)	(10,491)	(79,960)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	1,712,865	3,289	13,772	432,103	—	2,162,029
Contractual amounts payable (outflow)	1,479,047	5,038	28,784	406,806	—	1,919,675
Total	233,818	(1,749)	(15,012)	25,297	—	242,354

(*) It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).

(**) It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery)

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2023	2022
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	1,095,339	686,403
From 1 to 3 months	1,062,605	1,358,990
From 3 to 12 months	2,391,145	2,054,523
From 1 to 5 years	193,835	387,431
Over 5 years	556	—
Total	4,743,480	4,487,347

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2023
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	30,012	—	91,245	(1,592)	47	119,712
Bonds, notes and other obligations	7,906,303	—	(2,189,040)	(131,024)	(34,610)	5,551,629
Lease liability related to right-of-use assets	112,581	—	(57,818)	(279)	36,029	90,513
Dividends payable	1,461	516,164	(516,564)	—	(150)	911
Total liabilities for financing activities	8,050,357	516,164	(2,672,177)	(132,895)	1,316	5,762,765

	2022
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	30,482	(470)	—	30,012
Bonds, notes and other obligations	8,389,672	—	(137,900)	(385,850)	40,381	7,906,303
Lease liability related to right-of-use assets	234,946	—	(62,320)	(2,948)	(57,097)	112,581
Dividends payable	1,219	756,041	(755,706)	—	(93)	1,461
Total liabilities for financing activities	8,625,837	756,041	(925,444)	(389,268)	(16,809)	8,050,357

29.4.
Operational risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When internal controls fail, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage these risks. Controls include mainly the segregation of duties, accesses, authorization and reconciliation procedures, staff training and assessment processes, including the review by Internal Audit.

Management has focused its attention on the implementation of a series of measures aimed to ensure the Group’s workers an optimal environment of information technology systems and cybersecurity systems for the execution of their operations within a mixed labor environment (home or office).

29.5.
Insurance risk management

The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs and; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory and; therefore, unpredictable.

Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the book value of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks are the following:

- Frequency and severity of claims;

- Sources of uncertainty in the calculation of payment of future claims;

- Mortality tables for different coverage plans in the life insurance segment;

- Changes in market rates of investments that directly affect the discount rates to calculate mathematical reserves; and

- Specific requirements established by the SBS according to insurance plans.

On the other hand, Interseguro has signed contracts of automatic reinsurance coverage mainly in credit life, retirement and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Pension contracts do not have reinsurance coverage.

(a)
Life insurance contracts -

Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2023 and 2022, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

The sufficiency of reserves is a principle of insurance management. Technical reserves for claims and premiums are estimated by Interseguro’s actuaries and reviewed by independent experts when deemed necessary.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Interseguro’s Management constantly monitors trends in claims, which allows it to perform estimates of claims incurred but not reported (IBNR) that are supported by recent information.

On the other hand, Interseguro is exposed to the risk that mortality and morbidity rates associated with customers do not reflect the actual mortality and morbidity and may cause the premium calculated for the coverage offered to be insufficient to cover claims. For this reason, Interseguro performs a careful risk selection or underwriting when issuing policies, because by doing so it can classify the degree of risk presented by a proposed insured, analyzing characteristics such as gender, smoking condition, health condition, among others.

In the particular case of pensions, the risk assumed by Interseguro is that the real life expectancy of the insured population is greater than that estimated when determining income, which would mean a deficit of reserves to comply with the payment of pensions.

On the other hand, insurance products do not have particularly relevant terms or clauses that could have a significant impact or represent significant uncertainties over Interseguro’s cash flows.

(a.1) Insurance risk –

Sensitivity of life insurance contracts and reinsurance contracts -

The following sensitivity analysis shows the impact (gross and net of the reinsurance held) on the contractual service margin (“CSM”), income before taxes and net equity for the reasonably possible movements in the key assumptions, the rest of the assumptions remaining constant. The correlation of the assumptions will have a significant effect on the determination of the final impacts, but to demonstrate the impact resulting from changes in each assumption, the assumptions had to be changed individually. It is worth noting that the movements of these assumptions are non-linear. When options exist, these are the main reason of the sensitivities’ asymmetry. The method used to obtain information of the sensitivity and the significant hypotheses did not vary regarding the previous period.

Life insurance contracts issued

		2023				2022
	Change in assumptions	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(13,198)	(12,808)	(5,827)	(5,264)	(14,085)	(13,955)	(4,767)	(4,952)
Longevity	+10%	(210,185)	(210,185)	(172,323)	(172,323)	(197,945)	(197,945)	(130,110)	(130,110)
Expenses	+10%	(32,980)	(32,985)	(28,421)	(28,426)	(37,627)	(37,740)	(29,039)	(290,152)
Expiration and abandonment rate	+10%	11,877	11,699	8,871	8,629	13,773	14,232	5,411	5,897

Mortality/morbidity rate	+10%	13,048	12,642	6,062	5,488	14,494	14,021	4,995	4,851
Longevity	+10%	147,670	147,670	114,215	114,215	146,826	146,826	86,496	86,496
Expenses	+10%	32,960	33,006	28,407	28,453	37,611	37,658	29,024	29,071
Expiration and abandonment rate	+10%	(12,787)	(12,522)	(9,367)	(9,023)	(14,856)	(14,182)	(5,844)	(5,204)

		2023		2022
	Change in assumptions	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(24,696)	(17,314)	(24,079)	(18,190)
Longevity	+10%	(37,318)	(37,318)	(47,424)	(47,424)
Expenses	+10%	(20,613)	(20,608)	(17,552)	(17,439)
Expiration and abandonment rate	+10%	(1,562)	(1,972)	(1,726)	(2,495)

Mortality/morbidity rate	+10%	25,277	18,034	24,135	18,787
Longevity	+10%	77,609	77,609	76,554	76,554
Expenses	+10%	20,591	20,544	17,551	17,504
Expiration and abandonment rate	+10%	1,944	2,375	1,837	1,524

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(a.2) Liquidity risk –

Analysis of maturities of insurance and reinsurance contracts liabilities (present value of the future cash flows) –

The following table summarizes the maturity profile of the portfolios of insurance contracts issued and the portfolios of reinsurance contracts held that are liabilities of the Group, based on the estimations of the present value of the future cash flows that are expected to be paid in the following periods:

	2023
	Less than 1 year	From 1 to 2 years		From 2 to 3 years		From 3 to 4 years		From 4 to 5 years		More than 5 years	Total
	S/(000)	S/(000)		S/(000)		S/(000)		S/(000)		S/(000)	S/(000)
Life insurance contractual liabilities	849,238	660,864		717,179		751,224		781,239		20,348,966	24,108,710
Life reinsurance contractual liabilities	(27,849)	(577)	—	(589)	—	(608)	—	(626)	—	(38,029)	(68,278)
Other liabilities	78,253	83,650		118,419		134,337		141,353		858,734	1,414,746
Total	899,642	743,937		835,009		884,953		921,966		21,169,671	25,455,178

	2022
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	874,518	683,879	727,831	772,743	794,191	19,943,775	23,796,937
Life reinsurance contractual liabilities	(33,911)	(336)	(347)	(359)	(373)	(19,305)	(54,631)
Other liabilities	57,085	74,489	81,473	106,116	129,276	810,573	1,259,012
Total	897,692	758,032	808,957	878,500	923,094	20,735,043	25,001,318

Analysis of maturities of financial assets (based on non-discounted contractual cash flows) –

The following table summarizes the maturity profile of the Group’s financial assets in function of the non-discounted contractual cash flows, including interest receivable.

	2023
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents
Investments at fair value through profit or loss	97	97	97	97	97	2,888	3,373
Debt instruments at fair value through other comprehensive income	1,020,609	969,034	991,445	1,079,552	1,064,316	18,247,679	23,372,635
Investments at amortized cost	—	—	—	—	—	27,201	27,201
Total	1,020,706	969,131	991,542	1,079,649	1,064,413	18,277,768	23,403,209

	2022
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents
Investments at fair value through profit or loss	99	99	99	99	99	3,070	3,565
Debt instruments at fair value through other comprehensive income	896,760	940,922	887,257	899,474	982,379	18,010,752	22,617,544
Investments at amortized cost	—	—	—	—	—	—	—
Total	896,859	941,021	887,356	899,573	982,478	18,013,822	22,621,109

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(a.3) Financial risk –

Exchange rate risk –

It is the risk that the fair value of future cash flows of a financial instrument, assets and/or liabilities of insurance contracts may fluctuate due to changes in the exchange rate.

The main operations of the Group are performed in Soles and their exposure to exchange rate risk arises mainly regarding the US Dollar. The Group’s financial assets are mainly denominated in the same currencies as its insurance contracts liabilities.

The Group partially mitigates the foreign currency risk associated with insurance contracts through the holding of reinsurance contracts denominated in the same currencies as its insurance contractual liabilities.

The following table summarizes the financial assets and the insurance contracts assets and liabilities of the Company by main currency:

	2023			2022
	US Dollar	Sol	Total	US Dollar	Sol	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	48,899	217,411	266,310	419,481	211,676	631,157
Investments at fair value through profit or loss	300,007	7,029	307,036	247,998	11,424	259,422
Debt instruments at fair value through other comprehensive income	4,159,311	8,286,854	12,446,165	3,792,194	7,243,452	11,035,646
Investments at amortized cost	—	23,584	23,584	—	—	—

Insurance contracts assets -
Life insurance issued	—	—	—	—	—	—
Life reinsurance held	166	26,121	26,287	1,032	33,019	34,051
Reinsurance held	—	—	—	—	—	—

Insurance contracts liabilities -
Life insurance issued	3,997,075	8,208,566	12,205,641	4,240,359	6,987,486	11,227,845
Life reinsurance held	—	1,895	1,895	—	3,476	3,476
Reinsurance held	—	—	—	—	—	—

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Interest rate risk

It is the risk that the fair value or future cash flows of a financial instrument or insurance or reinsurance contract may fluctuate due to changes in the market interest rates. Instruments at variable interest rates expose the Group to cash flow interest risk, while instruments at fixed interest rates expose the Group to fair value risk. There is not any direct contractual relation between financial assets and insurance contracts. However, the Group’s policy on interest rate risk requires it to manage the scope of the net interest rate risk by keeping an adequate combination of instruments at variable and fixed rates to support the insurance contract liabilities. Said policy also requires it to manage the maturity of financial assets that accrue interest. The Group does not have a significant concentration of the interest rate risk. The Group’s exposure to insurance and reinsurance contracts sensitive to interest rate risk and debt instruments is the following:

	2023	2022
	S/(000)	S/(000)
Insurance contracts assets -
Life insurance issued	—	—
Life reinsurance held	26,287	34,051
Reinsurance held	—	—

Insurance contracts liabilities -
Life insurance issued	12,205,641	11,227,845
Life reinsurance held	1,895	3,476
Reinsurance held	—	—

Instruments at fair value through profit or loss	307,036	259,422
Debt instruments at fair value through other comprehensive income	12,446,165	11,035,646
Instruments at amortized cost	23,584	-
Total	25,010,608	22,560,440

The following analysis is made for the reasonably possible movements of the key variables, the rest of the variables remaining constant, showing the impact on income before taxes and equity. The correlation of the variables will have a significant effect on the determination of the final impact of the interest rate risk, but to demonstrate the impact due to changes in variables, the variables had to be changed individually. It is worth noting that the movements of these variables are non-linear. The method used to obtain information of the sensitivity and the significant variables did not vary regarding the previous period.

		2023		2022
	Change in basis points	Impact on income before taxes	Impact on equity	Impact on income before taxes	Impact on equity
		S/(000)	S/(000)	S/(000)	S/(000)
Insurance and reinsurance contracts	+100	16,542	1,075,830	15,554	921,286
Debt instruments	+100	(100)	(906,268)	(107)	(796,455)
Insurance and reinsurance contracts	-100	(20,226)	(1,293,888)	(18,703)	(1,096,629)
Debt instruments	-100	115	1,048,722	124	924,796

(b)
Real estate risk management -

Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro to manage its long term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.

Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

- The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors to reduce the risks that may arise in the planning process.

- A major lessee may become insolvent thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

- The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

29.6.
Capital management

The Group manages in an active manner a capital base to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

30.
Fair value
(a)
Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position.

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878
Derivatives receivable	—	158,101	—	158,101
	12,506,391	9,645,446	919,866	23,071,703
Accrued interest				334,385
Total financial assets				23,406,088
Financial liabilities
Derivatives payable	—	145,395	—	145,395

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	428,739	564,559	939,695	1,932,993
Debt instruments measured at fair value through other comprehensive income	9,946,427	6,770,090	—	16,716,517
Equity instruments measured at fair value through other comprehensive income	464,556	10,188	38,140	512,884
Derivatives receivable	—	515,800	—	515,800
	10,839,722	7,860,637	977,835	19,678,194
Accrued interest				322,425
Total financial assets				20,000,619
Financial liabilities
Derivatives payable	—	297,038	—	297,038

(*) As of December 31, 2023 and 2022, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2023, there were transfers of certain financial instruments from Level 1 to Level 2 for an amount of S/32,577,000, because they stopped being actively traded during the year and, consequently, fair values were obtained by using observable market data. Likewise, during 2023, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/717,011,000. During 2023 and 2022, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2023	2022
Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/7,678,000 as of December 31, 2023 and S/7,022,000 as of December 31, 2022.
Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/80,597,000 as of December 31, 2023 and S/86,944,000 as of December 31, 2022.
Listed shares	Net asset value	-	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in increase in fair value of S/1,854,000 as of December 31, 2023 and S/1,907,000 as of December 31, 2022.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2023	2022
	S/(000)	S/(000)
Initial balance as of January 1	977,835	1,133,763
Purchases	85,777	180,344
Sales	(35,625)	(280,297)
Loss recognized on the consolidated statement of income	(108,121)	(55,975)
Balance as of December 31	919,866	977,835
(b)
Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2023					As of December 31, 2022
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	9,818,711	—	9,818,711	9,818,711	—	13,193,411	—	13,193,411	13,193,411
Inter-bank funds	—	524,915	—	524,915	524,915	—	296,119	—	296,119	296,119
Investments at amortized cost	3,277,672	80,042	—	3,357,714	3,474,004	2,949,507	—	—	2,949,507	3,302,779
Loans, net	—	44,737,995	—	44,737,995	46,520,382	—	42,932,260	—	42,932,260	45,502,998
Due from customers on acceptances	—	40,565	—	40,565	40,565	—	45,809	—	45,809	45,809
Other accounts receivable and other assets, net	—	1,246,480	—	1,246,480	1,246,480	—	919,767	—	919,767	919,767
Reinsurance contract assets	—	26,287	—	26,287	26,287	—	34,053	—	34,053	34,053
Total	3,277,672	56,474,995	—	59,752,667	61,651,344	2,949,507	57,421,419	—	60,370,926	63,294,936
Liabilities
Deposits and obligations	—	49,394,868	—	49,394,868	49,188,234	—	48,464,095	—	48,464,095	48,530,708
Inter-bank funds	—	119,712	—	119,712	119,712	—	30,012	—	30,012	30,012
Due to banks and correspondents	—	9,028,209	—	9,028,209	9,025,930	—	6,859,664	—	6,859,664	7,100,646
Bonds, notes and other obligations	4,587,631	708,643	—	5,296,274	5,551,629	6,447,282	990,545	—	7,437,827	7,906,303
Due from customers on acceptances	—	40,565	—	40,565	40,565	—	45,809	—	45,809	45,809
Insurance and reinsurance contract liabilities	—	12,207,536	—	12,207,536	12,207,536	—	11,231,321	—	11,231,321	11,231,321
Other accounts payable and other liabilities	—	3,056,196	—	3,056,196	3,056,196	—	2,533,292	—	2,533,292	2,533,292
Total	4,587,631	74,555,729	—	79,143,360	79,189,802	6,447,282	70,154,738	—	76,602,020	77,378,091

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i)
Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2023 and 2022, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)
Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)
Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

31.
Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of December 31, 2023 and 2022, the value of the managed off-balance sheet financial assets is as follows:

	2023	2022
	S/(000)	S/(000)
Investment funds	17,829,262	16,821,566
Mutual funds	5,352,241	4,495,832
Total	23,181,503	21,317,398

32.
Subsequent event

On January 16, 2024, Interbank issued subordinated bonds called "7.625 Subordinated Notes due 2034" for the amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance has maturity in January 2034 and the agreed nominal interest rate was 7.625 percent.

33.
Additional explanation for english translation

The accompanying financial statements are presented on the basis of the IFRS. In the event of any discrepancy, the Spanish language version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undesigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.
Date: March 18, 2024	By:	/s/ Michela Casassa Ramat
	Name:	Michela Casassa Ramat
	Title:	Chief Financial Officer